Exhibit 99.1

Royal Bank of Canada

Notice of 2013 Annual and Special Meeting of Common Shareholders

Management Proxy Circular

Dear Shareholder,

We invite you to attend the Annual and Special Meeting of Common Shareholders on Thursday, February 28, 2013. It will be held at the Hyatt Regency Calgary, Imperial Ballroom, 700 Centre Street SE, Calgary, Alberta, Canada, at 9:00 a.m. (Mountain Standard Time). There will be an opportunity to ask questions and meet with management, the Board of Directors and your fellow shareholders. If you cannot attend this meeting in person, you can view a live webcast at rbc.com/investorrelations.

At this meeting, shareholders will be voting on a number of important matters. We hope you will take the time to consider the information on these matters set out in the Circular. It is important that you exercise your vote, either in person at the meeting or by completing and sending in your proxy.

We look forward to seeing you at the meeting.

Yours sincerely,

David P. O’Brien, O.C.	Gordon M. Nixon, C.M., O.Ont.
Chairman of the Board	President and Chief Executive Officer

Your vote is important!

Whether or not you plan to attend the meeting, we encourage you to vote. Your participation as a shareholder is very important to us.

Notice of Annual and Special Meeting of Common Shareholders

of Royal Bank of Canada

Date

Thursday, February 28, 2013

Time

9:00 a.m. (Mountain Standard Time)

Place

Hyatt Regency Calgary

Imperial Ballroom

700 Centre Street SE

Calgary, Alberta

Canada

Business of the Annual and Special Meeting of Common Shareholders

At the meeting, shareholders will be asked to:

(1)	Receive the financial statements for the year ended October 31, 2012 and the auditor’s report on the statements;

(2)	Elect directors;

(3)	Appoint the auditor;

(4)	Approve the advisory resolution to accept the approach to executive compensation disclosed in the Circular;

(5)	Consider the shareholder proposals set out in Schedule ‘A’ to the Circular. Proposal No. 9 will be voted on by special resolution; and

(6)	Consider any other business which may be properly brought before the Annual and Special Meeting of Common Shareholders.

By order of the Board of Directors

Carol J. McNamara

Vice-President, Associate General Counsel and Secretary

January 7, 2013

Important

Shareholders who are unable to attend the meeting are encouraged to complete, sign and promptly return the enclosed form of proxy either by using the envelope provided or by faxing it to 1-866-249-7775 (toll-free in Canada and the United States) or (416) 263-9524 (for all other countries). To ensure your vote is counted, proxies should be received by Computershare Trust Company of Canada, our transfer agent, no later than 5:00 p.m. (Eastern Standard Time) on Tuesday, February 26, 2013. To vote in person at the meeting, please refer to the section entitled “Voting information” on page 1 of the Management Proxy Circular.

Management Proxy Circular

We are sending you this Management Proxy Circular to solicit proxies by and on behalf of management of RBC for use at our Annual and Special Meeting of Common Shareholders on February 28, 2013 or any adjournment. You are entitled to receive notice of and vote at the meeting if you were a shareholder as of the close of business on January 7, 2013. We encourage you to review this Circular and exercise your right to vote.

The solicitation of proxies will be made primarily by mail. However our directors, officers and employees may also call, write or speak to you to encourage you to vote. We have asked CST Phoenix Advisors to help us with this process, at an estimated cost of $25,000. We pay the costs associated with soliciting proxies.

The information in this Circular is as of January 7, 2013 unless we have stated otherwise. “RBC”, “the Bank”, “we” and “our” means Royal Bank of Canada, unless otherwise indicated. “Common Shareholder”, “shareholder”, “you” and “your” means a holder of Common Shares of Royal Bank of Canada. All references to websites are for your information only. The information they contain, and any other websites they refer to, are not part of this Circular.

Approval of this Circular

The Board of Directors has approved the content and sending of this Management Proxy Circular.

Carol J. McNamara

Vice-President, Associate General Counsel and Secretary

January 7, 2013

WHAT’S INSIDE

1	Voting information
3	Business of the meeting
	3	Financial statements
	3	Election of directors
	3	Appointment of auditor
	3	Auditor’s fees
	4	Shareholder advisory vote on approach to executive compensation
	4	Shareholder proposals
5	Nominees for election to Board of Directors and attendance
14	Directors’ compensation
16	Committee reports
22	2012 Report on Executive Compensation
	23	Human Resources Committee letter to shareholders
	25	Compensation discussion and analysis
	53	Performance graph
	54	Summary compensation table
63	Additional items
	63	Indebtedness of directors and executive officers
	63	Directors’ and officers’ liability insurance
64	Statement of Corporate Governance Practices
74	Schedule ‘A’: Shareholder proposals

Royal Bank of Canada	1

Voting information

You will be voting on the following items:

•	election of directors;
•	appointment of Deloitte LLP as auditor;
•	an advisory resolution to accept the approach to executive compensation disclosed in this Circular; and
•	shareholder proposals, one of which will be voted on by special resolution.

A simple majority of the votes cast by proxy or in person will constitute approval of matters voted on at the meeting, except as otherwise specified.

The special resolution set out in Shareholder Proposal No. 9 must be approved by an affirmative vote of not less than two-thirds of the votes cast by proxy or in person.

On January 7, 2013, the record date, there were 1,445,872,260 outstanding Common Shares that were eligible to vote. Each outstanding Common Share is entitled to one vote, subject to the Bank Act voting restrictions explained below.

Voting restrictions

Shares cannot be voted if they are beneficially owned by:

•	the government of Canada or of a province;
•	the government of a foreign country or of any political subdivision of a foreign country;
•	an agency of any of these entities;
•	any person who has acquired more than 10% (a significant interest) of any class of our shares without the approval of the Minister of Finance; or
•

any person who has a significant interest in any class of our shares and who has a significant interest in any class of shares of another widely held bank or bank holding company with equity of $12 billion or more.

In addition, no person may cast votes in respect of any shares beneficially owned by the person or entities controlled by that person that represent, in the aggregate, more than 20% of the eligible votes.

Management and the board are not aware of any person who owns or exercises control or direction over more than 10% of the outstanding Common Shares.

About voting

You can vote your shares by proxy or in person at the meeting. Please follow the instructions below based on whether you are a registered or non-registered shareholder.

How to vote – registered shareholders

You are a registered shareholder if you have a share certificate for Common Shares and they are registered in your name or if you hold Common Shares through direct registration. You will find a form of proxy in this package.

Voting by proxy

Voting by proxy means you are giving the person or persons named in your form of proxy the authority to attend the meeting, or any adjournment, and vote your shares for you.

Please mark your vote, sign, date and follow the return instructions provided in the enclosed form of proxy. By doing this, you are giving the directors or officers of RBC who are named in the form of proxy the authority to vote your shares at the meeting or any adjournment.

You can choose another person or company to be your proxyholder, including someone who is not a shareholder of RBC. You can do so by inserting the name of the person or company in the blank space provided on the form of proxy. If you appoint someone else, he or she must be present at the meeting to vote your shares.

Voting at the meeting

•	You do not need to complete or return your form of proxy.
•	Simply attend the meeting and present yourself to a representative at the registration table.
•	You will be provided with ballots in order to vote at the meeting.

If you change your mind

If you change your mind, you can revoke your proxy at any time until it is acted upon. You can do this by delivering a signed written notice to:

•	the Secretary, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5 not later than the last business day before the day of the meeting; or
•	the Chairman on the day of the meeting or any adjournment.

How your proxy will be voted

On the form of proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified on the form of proxy how you want your shares to be voted on a particular issue then your proxyholder must follow your instructions. If you have not specified on the form of proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

Unless you provide contrary instructions, Common Shares represented by proxies received by management will be voted as follows:

•	FOR the election as directors of the proposed nominees whose names are set out on the following pages;
•	FOR the appointment of Deloitte LLP as auditor;
•	FOR the advisory resolution to accept the approach to executive compensation disclosed in this Circular;
•	FOR management’s proposals generally; and
•	AGAINST the shareholder proposals set out in Schedule ‘A’.

2	Royal Bank of Canada

Amendments or other items of business at the meeting

The enclosed form of proxy gives the persons named in it authority to use their discretion in voting on amendments or variations to matters identified in the Notice.

As of the time of printing of this Circular, management is not aware that any other matter is to be presented for action at the meeting. However, if amendments or other items are properly brought before the meeting, the persons named in the enclosed form of proxy will vote on them in accordance with the discretionary authority conferred by the form of proxy.

How to vote – non-registered shareholders

You are a non-registered shareholder if you hold Common Shares through an intermediary such as a securities broker, trustee or financial institution. You will find a voting instruction form in this package.

If you are a non-registered shareholder, your intermediary is required to seek your instructions before the meeting.

•	You must complete the enclosed voting instruction form and return it to your intermediary so they can vote the shares on your behalf.
•	Please mark your vote, sign and follow the return instructions provided in the voting instruction form sent to you.

Voting in person at the meeting

We do not have unrestricted access to the names of our non-registered shareholders. If you attend the meeting, we may have no record of your shareholdings or entitlement to vote, unless your intermediary has appointed you as proxyholder.

Therefore, if you want to vote at the meeting:

•	Insert your name in the space provided on the voting instruction form to instruct your intermediary to appoint you as proxyholder. Then sign and return it to them according to their instructions.
•	Do not fill in the voting instructions because you will be voting at the meeting.
•	When you arrive at the meeting, present yourself to a representative at the registration table.

If you change your mind

If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions, or want to vote in person at the meeting, contact your intermediary to find out whether this is possible and what procedure to follow.

Processing the votes

Proxies are counted by our transfer agent, Computershare Trust Company of Canada.

Computershare protects the confidentiality of individual shareholder votes, except if:

•	the shareholder clearly intends to communicate his or her individual position to the board or management; or
•	it is necessary to comply with legal requirements.

Voting results

Following the meeting, a report on the voting results will be available on our website at rbc.com/investorrelations and will be filed with securities regulators at sedar.com.

Minutes of meeting

The minutes of the meeting will be available on our website at rbc.com/investorrelations and printed copies may be obtained free of charge from the Secretary, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5.

Royal Bank of Canada	3

Business of the meeting

Financial statements

The consolidated financial statements for the year ended October 31, 2012 are included in the Annual Report, which has been mailed to shareholders with this Circular.

Election of directors

The number of directors to be elected is 17. Each director will be elected to hold office until the next Annual Meeting of Common Shareholders or until such office is earlier vacated. The persons named in the enclosed form of proxy intend to vote for the election of the proposed nominees whose names are set out in the following pages. All of the nominees are currently directors of the Bank.

Appointment of auditor

The persons named in the enclosed form of proxy intend to vote for the appointment of Deloitte LLP (formerly known as Deloitte & Touche LLP) (Deloitte) as auditor of the Bank, to hold office until the next Annual Meeting of Common Shareholders. Deloitte has served as one of our auditing firms since January 11, 1990 and became our sole auditor on September 23, 2003. Representatives of the auditor will be in attendance and available to answer questions at the meeting.

Auditor’s fees

Fees relating to the years ended October 31, 2012 and October 31, 2011 to Deloitte and its affiliates were $24.8 million and $23.0(1) million respectively and are detailed below. The nature of each category of fees is also described below.

	Year ended October 31, 2012 ($Millions)			Year ended October 31, 2011(1) ($Millions)
	Bank and Subsidiaries	Mutual Funds(2)	Total	Bank and Subsidiaries	Mutual Funds(2)	Total
Audit fees	$19.1	$1.8	$20.9	$ 17.7	$ 1.8	$ 19.5
Audit-related fees	2.7	–	2.7	2.3	–	2.3
Tax fees	0.1	0.3	0.4	0.1	0.4	0.5
All other fees	0.4	0.4	0.8	0.3	0.4	0.7
	$22.3	$2.5	$24.8	$ 20.4	$ 2.6	$ 23.0

(1)	The 2011 amounts have been updated to reflect additional approved services identified during 2012 which relate to the year ended October 31, 2011.
(2)	The Mutual Funds category includes fees paid for professional services provided by Deloitte for certain Mutual Funds managed by subsidiaries of the Bank. In addition to other administrative costs, the subsidiaries are responsible for the auditor’s fees for professional services rendered in connection with the annual audit, statutory and regulatory filings and other services for the Mutual Funds in return for a fixed administration fee.

Audit fees

Audit fees were paid for professional services rendered by the auditor for the integrated audit of the annual financial statements of the Bank, including its audit of the effectiveness of our internal control over financial reporting, and any financial statement audits of our subsidiaries. In addition, audit fees were paid for services that generally only the Bank’s independent auditor reasonably can provide including services provided in connection with statutory and regulatory filings related to prospectuses and other offering documents.

Audit-related fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of our annual financial statements and are not reported under the audit fees item above. These services consisted of:

•	special attest services traditionally performed by the Bank’s independent auditor;
•	reporting on the effectiveness of internal controls as required by contract or for business reasons;
•	the audits of the financial statements of our various pension plans and charitable foundations;
•	the audits of various trusts and limited partnerships; and
•	the audits of certain special purpose vehicles relating to complex structured products.

Tax fees

Tax fees were paid for tax compliance services including the review of original and amended tax returns, assistance with questions regarding tax audits and assistance in completing routine tax schedules and calculations.

All other fees

These services consist of French translation of financial statements and related continuous disclosure and other public documents containing financial information for us and certain of our subsidiaries as well as accounting research publications.

4	Royal Bank of Canada

Pre-approval policies and procedures

The Audit Committee has adopted a policy that requires pre-approval by the Audit Committee of audit services and other services within permissible categories of non-audit services. The policy prohibits RBC from engaging the auditor for “prohibited” categories of non-audit services.

Shareholder advisory vote on approach to executive compensation

The board believes that shareholders should have the opportunity to fully understand the philosophy, objectives and principles that the board has used to make executive compensation decisions. In 2009 the board adopted a policy to hold at each annual meeting a non-binding advisory vote on the approach to executive compensation as disclosed in the management proxy circular. This shareholder advisory vote forms an important part of the ongoing process of engagement between shareholders and the board on compensation.

We hope you will carefully review the 2012 Report on Executive Compensation section starting on page 22 of this Circular before voting on this matter and, if there are specific concerns you wish to discuss, contact the board by writing to the Chairman of the Board, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5, or by email as indicated on our governance website at rbc.com/governance. The Compensation discussion and analysis describes our compensation philosophy, the objectives of the different elements of our compensation programs and the way the board assesses performance and makes decisions. It explains how our compensation programs are centered on a pay-for-performance culture and are aligned with strong risk management principles and the long-term interests of shareholders. This disclosure has been approved by the Board of Directors on the recommendation of the board’s Human Resources Committee.

The Board of Directors recommends that shareholders approve the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Management Proxy Circular delivered in advance of the 2013 Annual and Special Meeting of Common Shareholders.”

As this is an advisory vote, the results will not be binding upon the board. However, in considering its approach to compensation in the future, the board takes into account the results of the vote, together with feedback received from shareholders in the course of our other engagement activities.

Shareholder proposals

Set out in Schedule ‘A’ to this Circular are the shareholder proposals that have been submitted for consideration at the Annual and Special Meeting of Common Shareholders and the board’s voting recommendations. The final date for submission of proposals by shareholders for inclusion in the Proxy Circular in connection with next year’s Annual Meeting of Common Shareholders will be October 9, 2013.

Royal Bank of Canada	5

Nominees for election to Board of Directors and attendance

The following pages set out the names of nominees proposed for election as directors, together with their municipality and country of residence, year first elected or appointed as a director, age, principal occupation, education, other principal directorships, areas of expertise, committee memberships and meeting attendance. The equity ownership in RBC of each nominee on January 7, 2013 and at approximately the same time last year, consisting of Common Shares and the Director Deferred Stock Units (DDSUs) credited to each nominee under the Director Deferred Stock Unit Plan, is also indicated below.(1) (2) Also shown for each of the proposed nominees is the value of their equity in RBC as a multiple of the share ownership guideline, which is described on page 15 of the Circular.

None of the directors of RBC holds shares of its subsidiaries. For further information relating to the proposed nominees, including previous board memberships, please refer to the section entitled “Directors and Executive Officers” in the Bank’s Annual Information Form dated November 28, 2012 and filed with securities regulators at sedar.com. It may be obtained free of charge on request from the Secretary, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5.

(1)	The value of Common Shares/DDSUs was calculated using the closing price of RBC Common Shares on the Toronto Stock Exchange (TSX) on January 7, 2013, which was $60.81 per share, and on January 9, 2012, which was $52.24 per share.
(2)	The Director Deferred Stock Unit Plan is described under “Directors’ compensation” in this Circular.

Areas of expertise — Financial industry/ investment management — International business — Legal/regulatory — Risk management		W. Geoffrey Beattie
Toronto, Ontario, Canada | Director since 2001 | Age 52 Independent

Mr. Beattie is Deputy Chairman of Thomson Reuters Corporation (an information and media company) and a director of the public companies listed below. He served as President and Chief Executive Officer of The Woodbridge Company Limited (an investment company) from 1998 to December 2012. Mr. Beattie is a trustee of the University Health Network and a director of the Dean’s Advisory Board of the Joseph L. Rotman School of Management.

Mr. Beattie holds a J.D. degree from the University of Western Ontario.

Board/Committee membership		Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	— General Electric Company (2009 – present) — Maple Leaf Foods Inc. (2008 – present) — Thomson Reuters Corporation (1998 – present)
Board		8 / 8	1 / 1
Corporate Governance and Public Policy		3 / 3	2 / 2
Risk – Chair		8 / 8	–
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2012	16,466	50,911	67,377	$ 4,097,195	8.2 x
2011	16,430	45,014	61,444	$ 3,209,835	6.4 x

6	Royal Bank of Canada

Areas of expertise — Financial expertise — Financial industry/ investment management — International business — Risk management		David F. Denison, FCA
Toronto, Ontario, Canada | Director since 2012 | Age 60 Independent

Mr. Denison is a corporate director and has extensive experience in the financial services industry. He served as President and Chief Executive Officer of the Canada Pension Plan Investment Board from 2005 to 2012. Prior to that, Mr. Denison was President of Fidelity Investments Canada Limited. He has also held a number of senior positions in the investment, consulting and asset management businesses in Canada, the United States and Europe. In addition to the public company directorship listed below, Mr. Denison is a director of the United Way of Greater Toronto, a member of the Toronto Community Foundation Investment Committee, the University of Toronto Investment Advisory Committee and also serves on the World Bank Treasury Expert Advisory Committee.

Mr. Denison earned Bachelor degrees in mathematics and education from the University of Toronto and is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.

Board/Committee membership(1)		Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	— BCE Inc. (2012 – present)
Board		2 / 2	–
Audit		1 / 1	–
Risk		1 / 1	–
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2012	–	822	822	$ 49,986	0.1 x

Areas of expertise — Compensation — Legal/regulatory — Public policy		The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C.
Quebec City, Quebec, Canada | Director since 1991 | Age 69 Independent

Mrs. Gauthier is a senior partner of the law firm Stein Monast L.L.P. In addition to the public company directorships listed below, she is a director of the Fondation du Musée national des beaux-arts du Québec and the Fondation Communautaire du Grand Québec.

Mrs. Gauthier earned her Bachelor of Arts degree from Collège Jésus-Marie de Sillery and is a graduate of Laval University where she obtained her law degree and a Master of Laws in business law (intellectual property). She is an Officer of the Order of Canada and of the Order of Quebec and a Fellow of the Institute of Corporate Directors.

Board/Committee membership		Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	— Metro Inc. (2001 – present) — TransCanada Corporation and TransCanada PipeLines Limited (2002 – present) — Cossette Inc. (2007 – 2009) — Rothmans Inc. (1998 – 2008)
Board		8 / 8	1 / 1
Corporate Governance and Public Policy		3 / 3	2 / 2
Human Resources		4 / 4	1 / 1
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2012	31,320	47,388	78,708	$ 4,786,233	9.6 x
2011	30,776	43,632	74,408	$ 3,887,074	7.8 x

(1)	Mr. Denison was appointed a director on August 29, 2012 and effective that date was appointed to the Audit Committee and the Risk Committee.

Royal Bank of Canada	7

Areas of expertise — Financial expertise — International business — Public policy — Risk management		Richard L. George, O.C.
Calgary, Alberta, Canada | Director since 2012 | Age 62 Independent

Mr. George is a partner of Novo Investment Group (an investment management company) and a director of the public company listed below. He served as Chief Executive Officer of Suncor Energy Inc. (an integrated energy company) from 1991 to May 2012, and also held the position of President from 1991 until December 2011.

Mr. George holds a Bachelor of Science degree in engineering from Colorado State University, a law degree from the University of Houston Law School and is a graduate of the Harvard Business School Program for Management Development. Mr. George is an Officer of the Order of Canada.

Board/Committee membership(1)		Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	— Anadarko Petroleum Corporation (2012 – present) — Canadian Pacific Railway Limited (2011 – 2012) — Suncor Energy Inc. (1991 – 2012) — Transocean Ltd. (2007 – 2011)
Board		5 / 5	1 / 1
Corporate Governance and Public Policy		2 / 2	1 / 1
Risk		5 / 5	–
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2012	15,230	2,308	17,538	$ 1,066,486	2.1 x
2011	12,230	–	12,230	$ 638,895	1.3 x

Areas of expertise — Compensation — Financial expertise — International business — Risk management		Timothy J. Hearn
Calgary, Alberta, Canada | Director since 2006 | Age 68 Independent

Mr. Hearn is Chairman of Hearn & Associates (a consulting and investment management company) and serves as a director of the public companies listed below. Mr. Hearn served as Chairman, President and Chief Executive Officer of Imperial Oil Limited (an integrated petroleum company) from 2002 to January 2008 and continued to serve as its Chairman and Chief Executive Officer until March 2008. Mr. Hearn is an honorary director of the C.D. Howe Institute and is past Chairman of the Calgary Homeless Foundation. He is a member of the Advisory Board of the Public Policy School of the University of Calgary. Mr. Hearn earned his Bachelor of Science degree from the University of Manitoba.

Board/Committee membership		Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	— ARC Resources Ltd. (2011 – present) — Tuckamore Capital Management Inc. (2012 – present) — Imperial Oil Limited (2002 – 2008) — Viterra Inc. (2008 – 2012)
Board		8 / 8	1 / 1
Audit		8 / 8	–
Corporate Governance and Public Policy		3 / 3	2 / 2
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2012	49,522	20,868	70,390	$ 4,280,416	8.6 x
2011	37,222	18,199	55,421	$ 2,895,193	5.8 x

(1)	Mr. George was elected to the board on March 1, 2012 and effective that date was appointed to the Corporate Governance and Public Policy Committee and the Risk Committee.

8	Royal Bank of Canada

Areas of expertise — Financial expertise — Financial industry/ investment management — Information technology		Alice D. Laberge
Vancouver, British Columbia, Canada | Director since 2005 | Age 56 Independent

Ms. Laberge is a corporate director. In addition to serving as a director of the public companies listed below, Ms. Laberge is a director of Delta Hotels Limited and SilverBirch Management Ltd. Ms. Laberge is Vice-Chair and a director of St. Paul’s Hospital Foundation and a member of the Board of Governors of the University of British Columbia. Prior to July 2005, Ms. Laberge served as President, Chief Executive Officer and a director of Fincentric Corporation (a global provider of software solutions to financial institutions). She was previously Chief Financial Officer and Senior Vice-President of Finance for MacMillan Bloedel Limited.

Ms. Laberge holds a Bachelor of Science degree from the University of Alberta and a Master of Business Administration degree from the University of British Columbia.

Board/Committee membership		Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	— Potash Corporation of Saskatchewan (2003 – present) — Russel Metals Inc. (2007 – present)
Board		8 / 8	1 / 1
Audit		8 / 8	–
Human Resources		4 / 4	1 / 1
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2012	5,000	29,400	34,400	$ 2,091,864	4.2 x
2011	5,000	24,838	29,838	$ 1,558,737	3.1 x

Areas of expertise — Financial expertise — Financial industry/ investment management — International business — Risk management		Jacques Lamarre, O.C.
Montreal, Quebec, Canada | Director since 2003 | Age 69 Independent

Mr. Lamarre serves as a strategic advisor with the law firm Heenan Blaikie LLP. In addition to serving as a director of the public company listed below, Mr. Lamarre is a director of the Canadian Institute for Advanced Research and the Institute of Corporate Directors – Quebec Chapter. Mr. Lamarre is a member of the Association of Consulting Engineers of Canada and the Engineering Institute of Canada. Mr. Lamarre served as President and Chief Executive Officer of SNC-Lavalin Group Inc. (a global engineering and construction company) from 1996 to May 2009.

Mr. Lamarre earned a Bachelor of Arts degree and Bachelor of Arts and Science degree in civil engineering from Laval University and also completed Harvard University’s Executive Development Program. He has been awarded honorary doctorates from Laval University (Sciences), the University of Waterloo (Engineering) and the University of Moncton (Business Administration). Mr. Lamarre is an Officer of the Order of Canada.

Board/Committee membership		Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	— Suncor Energy Inc. (2009 – present) — SNC-Lavalin Group Inc. (1996 – 2009)
Board		8 / 8	1 / 1
Audit		8 / 8	–
Risk		8 / 8	–
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2012	27,000	41,620	68,620	$ 4,172,782	8.3 x
2011	27,000	36,558	63,558	$ 3,320,270	6.6 x

Royal Bank of Canada	9

Areas of expertise — Financial expertise — Financial industry/ — investment management — Real estate — Retail/marketing		Brandt C. Louie, O.B.C., FCA
West Vancouver, British Columbia, Canada | Director since 2001 | Age 69 Independent

Mr. Louie is Chairman and Chief Executive Officer of H.Y. Louie Co. Limited (a food retail distribution company) and Chairman and a director of London Drugs Limited (a drug retail distribution company). Mr. Louie is Vice-Chairman and a director of IGA Canada Limited, Chairman of Grosvenor Americas Limited, Chancellor Emeritus of Simon Fraser University, Governor of the Vancouver Board of Trade/World Trade Centre, Governor of the British Columbia Business Council, and a member of the Canadian Council of Chief Executives and the Dean’s Council of the John F. Kennedy School of Government at Harvard University. Mr. Louie also serves as a director of The Gairdner Foundation, Historica-Dominion Institute and several other not-for-profit organizations.

Mr. Louie earned a Bachelor of Commerce degree from the University of British Columbia and is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of British Columbia and has an Honorary Doctorate of Laws from Simon Fraser University. Mr. Louie is a Member of the Order of British Columbia.

Board/Committee membership		Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	None
Board		8 / 8	1 / 1
Audit		8 / 8	–
Corporate Governance and Public Policy		3 / 3	2 / 2
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2012	39,216	47,591	86,807	$ 5,278,734	10.6 x
2011	39,216	42,283	81,499	$ 4,257,508	8.5 x

Areas of expertise — Compensation — Retail/marketing — Risk management		Michael H. McCain
Toronto, Ontario, Canada | Director since 2005 | Age 54 Independent

Mr. McCain is President and Chief Executive Officer of Maple Leaf Foods Inc. (a food processing company). In addition to serving as a director of the public companies listed below, Mr. McCain is President and a director of McCain Capital Inc. and a director of the American Meat Institute, the Centre for Addiction and Mental Health Foundation and MaRS Discovery District. Mr. McCain is a member and director of the Canadian Council of Chief Executives and the Advisory Board of the Richard Ivey School of Business.

Mr. McCain holds a Bachelor of Business Administration (Honours) degree from the University of Western Ontario.

Board/Committee membership		Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	— Canada Bread Company, Limited (1995 – present) — Maple Leaf Foods Inc. (1995 – present)
Board		8 / 8	1 / 1
Corporate Governance and Public Policy		3 / 3	2 / 2
Risk		8 / 8	–
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2012	15,063	27,330	42,393	$ 2,577, 918	5.2 x
2011	15,063	22,853	37,916	$ 1,980,732	4.0 x

10	Royal Bank of Canada

Areas of expertise — Compensation — International business — Public policy — Risk management		Dr. Heather Munroe-Blum, O.C., O.Q., Ph.D., FRSC
Montreal, Quebec, Canada | Director since 2011 | Age 62 Independent

Dr. Munroe-Blum is Principal and Vice-Chancellor of McGill University. She is also a professor in the Department of Epidemiology, Biostatistics and Occupational Health in the Faculty of Medicine of McGill. She is a director of the Canada Pension Plan Investment Board, the Pierre Elliott Trudeau Foundation, the Association of American Universities, the Association of Universities and Colleges of Canada and La Conférence des recteurs et des principaux des universités du Québec. She is a member of the President’s Council of the New York Academy of Sciences, and the Science, Technology and Innovation Council of Canada. She is a Fellow of the Royal Society of Canada.

Dr. Munroe-Blum earned a Bachelor of Arts degree and a Bachelor of Social Work degree from McMaster University, a Master of Social Work degree from Wilfrid Laurier University and a Doctor of Philosophy degree in Epidemiology from the University of North Carolina at Chapel Hill, along with numerous honorary doctorates from Canadian and international universities.

Board/Committee membership		Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	— Yellow Media Inc. (2006 – 2011)
Board		8 / 8	1 / 1
Corporate Governance and Public Policy		3 / 3	2 / 2
Risk		8 / 8	—
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2012	100	3,953	4,053	$ 246,463	0.5 x
2011	100	1,206	1,306	$ 68,225	0.1 x

Areas of expertise — Compensation — Financial industry/ — investment management — International business — Risk management		Gordon M. Nixon, C.M., O.Ont.
Toronto, Ontario, Canada | Director since 2001 | Age 55 Not independent (Management)

Mr. Nixon has been President and Chief Executive Officer of RBC since August 1, 2001. He first joined RBC Dominion Securities Inc. in 1979, where he held a number of operating positions, serving as Chief Executive Officer from December 1999 to April 2001. Mr. Nixon is a director of the Canadian Council of Chief Executives and is Chairman and a director of MaRS Discovery District. He co-chairs the Toronto Region Immigrant Employment Council and serves as Chairman of the Queen’s University Capital Campaign.

Mr. Nixon earned a Bachelor of Commerce (Honours) degree from Queen’s University and holds Honorary Doctorates of Laws from Queen’s University and Dalhousie University. He is a Member of the Order of Canada and the Order of Ontario.

Board/Committee membership		Overall attendance 100%(1)			Public company directorships in the past five years
		Regular		Special	None
Board		8 / 8		1 / 1
Securities held
Year	Shares (#)	DSUs (#)		Total Shares/DSUs (#)	For disclosure relating to the value of Mr. Nixon’s shareholdings, refer to the table on page 44.
2012	716,153	483,624	(2)	1,199,777
2011	713,887	358,487		1,072,374

(1)	As President and Chief Executive Officer of RBC, Mr. Nixon is not a member of any board committee but attends committee meetings at the invitation of the committees where appropriate.
(2)	Represents 168,738 deferred share units under the Deferred Share Unit Program for executives and 314,886 performance deferred share units under the Performance Deferred Share Unit Program (see the description of these programs starting on page 37).

Royal Bank of Canada	11

Areas of expertise — Compensation — Financial industry/ — investment management — International business — Risk management		David P. O’Brien, O.C.
Calgary, Alberta, Canada | Director since 1996 | Age 71(1) Independent

Mr. O’Brien is Chairman of the Board of RBC and Chairman of Encana Corporation (a natural gas company) and a director of the public companies listed below. From October 2001 to April 2002, Mr. O’Brien was Chairman, Chief Executive Officer and a director of PanCanadian Energy Corporation (an oil and gas company), which merged with Alberta Energy Company Ltd. in April 2002 to form Encana Corporation. Mr. O’Brien was for five years prior to October 1, 2001 Chairman, President and Chief Executive Officer of Canadian Pacific Limited, and also served on the boards of directors of a number of Canadian Pacific Limited subsidiaries.

Mr. O’Brien has a law degree from McGill University and a Bachelor of Arts (Honours) degree in economics from Loyola College. He also holds honorary degrees from Bishop’s University (Civil Law), the University of Calgary (Laws) and Mount Royal University (Applied Business and Entrepreneurship). He is an Officer of the Order of Canada and a Fellow of the Institute of Corporate Directors.

Board/Committee membership		Overall attendance 100%(2)		Public company directorships in the past five years
		Regular	Special	— Encana Corporation (1990 – present) — Enerplus Corporation (2006 – present) — Molson Coors Brewing Company (2002 – 2012) — TransCanada Corporation and TransCanada PipeLines — Limited (2001 – 2012)
Board		8 / 8	1 / 1
Corporate Governance and Public Policy – Chair		3 / 3	2 / 2
Human Resources		4 / 4	1 / 1
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2012	174,691	–	174,691	$ 10,622,960	21.2 x
2011	166,183	–	166,183	$ 8,681,400	17.4 x

Areas of expertise — Financial expertise — Financial industry/ — investment management — International business — Risk management		J. Pedro Reinhard
Key Biscayne, Florida, U.S.A. | Director since 2000 | Age 67 Independent

Mr. Reinhard is President of Reinhard & Associates (a financial and management advisory company) and a director of the public companies listed below. From 1996 to 2005, Mr. Reinhard served as Executive Vice-President and Chief Financial Officer of The Dow Chemical Company.

Mr. Reinhard earned a Master of Business Administration degree from the Escola de Administração de Empresas de São Paulo and attended post-graduate studies at the University of Cologne and Stanford University.

Board/Committee membership		Overall attendance 90.9%		Public company directorships in the past five years
		Regular	Special	— Colgate-Palmolive Company (2006 – present) — Sigma-Aldrich Corporation (2001 – present)
Board		7 / 8	0 / 1
Audit		8 / 8	–
Human Resources		4 / 4	1 / 1
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2012	13,874	64,024	77,898	$ 4,736,977	9.5 x
2011	13,874	58,043	71,917	$ 3,756,944	7.5 x

(1)	When it is in the best interests of RBC, the Board of Directors has the discretion to recommend a director for re-election after age 70. The board exercised its discretion to ask Mr. O’Brien to stand for re-election as a director at the 2013 Annual and Special Meeting.
(2)	As Chair of the Corporate Governance and Public Policy Committee and a member of the Human Resources Committee, Mr. O’Brien attended all meetings of those committees. In his capacity as Chairman of the Board, Mr. O’Brien attends the meetings of other committees whenever possible.

12	Royal Bank of Canada

Areas of expertise — Financial industry/ investment management — Legal/regulatory — Real estate — Risk management		Edward Sonshine, O.Ont., Q.C.
Toronto, Ontario, Canada | Director since 2008 | Age 65 Independent

Mr. Sonshine is Chief Executive Officer of RioCan Real Estate Investment Trust (a retail real estate investment entity) and also served as its President from January 1994 to January 2012. In addition to serving as a director of the public companies listed below, Mr. Sonshine serves as Vice-Chairman and a director of Mount Sinai Hospital, and a director of several other not-for-profit organizations.

Mr. Sonshine has a law degree from Osgoode Hall Law School and a Bachelor of Arts degree from the University of Toronto. Mr. Sonshine is a Member of the Order of Ontario.

Board/Committee membership		Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	— Cineplex Inc. (2010 – present) — RioCan Real Estate Investment Trust (1993 – present) — Chesswood Group Limited (2006 – 2012)
Board		8 / 8	1 / 1
Corporate Governance and Public Policy		3 / 3	2 / 2
Risk		8 / 8	–
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2012	15,000	18,127	33,127	$ 2,014,453	4.0 x
2011	15,000	14,027	29,027	$ 1,516,370	3.0 x

Areas of expertise — Compensation — Financial expertise — International business — Retail/marketing		Kathleen P. Taylor
Toronto, Ontario, Canada | Director since 2001 | Age 55 Independent

Ms. Taylor is President and Chief Executive Officer of Four Seasons Hotels and Resorts (a hotel and resort management company) and prior to August 1, 2010, served as its President and Chief Operating Officer. Ms. Taylor is a director of The Hospital for Sick Children Foundation and a member of the Industry Real Estate Financing Advisory Council of the American Hotel and Motel Association, the Dean’s Advisory Council of the Schulich School of Business of York University, and the Principal’s International Advisory Board for McGill University.

Ms. Taylor has a Master of Business Administration degree from Schulich School of Business, a law degree from Osgoode Hall Law School and a Bachelor of Arts (Honours) degree from the University of Toronto.

Board/Committee membership		Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	None
Board		8 / 8	1 / 1
Audit		8 / 8	–
Human Resources – Chair		4 / 4	1 / 1
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2012	31,640	50,448	82,088	$ 4,991,771	10.0 x
2011	31,640	44,570	76,210	$ 3,981,210	8.0 x

Royal Bank of Canada	13

Areas of expertise — Financial expertise — Financial industry/ — investment management — Information technology — International business		Bridget A. van Kralingen
New York, New York, U.S.A. | Director since 2011 | Age 49 Independent

Ms. van Kralingen is Senior Vice-President of IBM Global Business Services, IBM Corporation (an information technology company). From 2010 to January 2012, Ms. van Kralingen served as General Manager of IBM North America, and from 2007 to 2010 as General Manager of IBM Global Business Services, North East Europe, Middle East and Africa. Prior to that, she was Global Managing Partner of IBM’s Business Consulting Services – Financial Services Sector. Ms. van Kralingen joined IBM in 2004 from Deloitte Consulting, where she was Managing Partner for Financial Services in the United States. She serves as a member of the Advisory Board of Catalyst Inc.

Ms. van Kralingen holds a Bachelor of Commerce degree from the University of Witwatersrand, South Africa, an Honours degree in Commerce from the University of Johannesburg and a Master of Commerce degree in Industrial and Organizational Psychology from the University of South Africa.

Board/Committee membership		Overall attendance 95.5%		Public company directorships in the past five years
		Regular	Special	None
Board		7 / 8	1 / 1
Human Resources		4 / 4	1 / 1
Risk		8 / 8	–
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2012	–	5,132	5,132	$ 312,077	0.6 x
2011	–	1,565	1,565	$ 81,756	0.2 x

Areas of expertise — Financial expertise — Retail/marketing — Public policy		Victor L. Young, O.C.
St. John’s, Newfoundland and Labrador, Canada | Director since 1991 | Age 67 Independent

Mr. Young is a corporate director. In addition to serving as a director of the public company listed below, Mr. Young is a director of McCain Foods Limited and is also Vice-Chairman of the capital campaign for Memorial University. Mr. Young served as Chairman and Chief Executive Officer of Fishery Products International Limited (a frozen seafood products company) from 1984 until May 2001.

Mr. Young holds a Bachelor of Commerce (Honours) degree from Memorial University, a Master of Business Administration degree from the University of Western Ontario and an Honorary Doctorate of Laws from Memorial University. He is an Officer of the Order of Canada and a Fellow of the Institute of Corporate Directors.

Board/Committee membership		Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	— Imperial Oil Limited (2002 – present) — BCE Inc. (1995 – 2010) — Bell Aliant Regional Communications Income Fund — (2002 –2010)
Board		8 / 8	1 / 1
Audit – Chair		8 / 8	–
Risk		8 / 8	–
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2012	27,418	33,114	60,532	$ 3,680,951	7.4 x
2011	25,099	29,943	55,042	$ 2,875,394	5.8 x

14	Royal Bank of Canada

Director attendance and meetings held during the year ended October 31, 2012

Board members are expected to attend the Annual Meeting as well as board meetings and meetings of committees on which they serve. Minimum attendance of 75% of board and committee meetings is required. Meeting attendance of each nominee proposed for election as director is reported in the biographies starting on page 5 of this Circular. During the year ended October 31, 2012, average attendance of all directors at board and committee meetings was 98.1% and 100%, respectively.

Summary of board and committee meetings held

	Regular	Special
Board	8	1
Audit Committee	8	–
Corporate Governance and Public Policy Committee	3	2
Human Resources Committee	4	1
Risk Committee	8	–

Attendance of director who retired during the 12-month period ended October 31, 2012

	Regular	Special
John T. Ferguson – 100% attendance
Board	3 /3	–
Human Resources Committee	1 /1	1 / 1
Risk Committee	3 /3	–

Directors’ compensation

Compensation decision-making process

With a view to aligning the interests of directors and shareholders and providing market competitive compensation, the Corporate Governance and Public Policy Committee reviews the amount and form of non-executive directors’ compensation. The Committee considers the responsibilities and time commitment required of RBC directors and reviews the competitiveness of our board compensation against Canadian corporations and financial institutions with comparable scope and complexity. The Committee did not recommend any change to the amount or form of compensation for 2013.

Directors who are also officers of RBC receive no remuneration as directors. In fiscal 2012 RBC paid its non-executive directors the following compensation:

Annual retainers	Amount ($)
Annual board retainer	185,000
Additional retainers:
Chairman of the Board	275,000
Chair of Audit Committee	50,000
Chair of Human Resources Committee	25,000
Chair of Risk Committee	25,000
Chair of Corporate Governance and Public Policy Committee	10,000

Until a director ceases to be a member of the board, $100,000 of the annual board retainer must be invested and held either in RBC Common Shares under the Director Share Purchase Plan or in Director Deferred Stock Units (DDSUs) under the Director Deferred Stock Unit Plan.

No fees are paid for committee membership or attendance at board or committee meetings, but directors are reimbursed for travel and other expenses incurred for attendance at meetings.

Director Share Purchase Plan

The purpose of the Director Share Purchase Plan is to encourage board members to purchase our Common Shares, with a view to aligning the interests of directors and shareholders. Under the Plan, board members can use their retainers to buy Common Shares at market prices. Administration costs and brokerage fees are paid by RBC. Under this Plan, directors may invest:

•	the $100,000 portion of the annual board retainer that must be invested either in Common Shares or in DDSUs; and
•	100% or any portion of their other retainers.

Common Shares purchased with the portion of the annual board retainer that must be invested in Common Shares or in DDSUs, must be retained until the director ceases to be a member of the board.

Director Deferred Stock Unit Plan

The purpose of the Director Deferred Stock Unit Plan is to encourage board members to receive their fees in the form of DDSUs, with a view to aligning the interests of directors and shareholders. Under this Plan directors may elect to receive in the form of DDSUs:

•	the $100,000 portion of the annual board retainer that must be invested either in DDSUs or Common Shares; and
•	100% or 50% of their other retainers.

Directors cannot redeem DDSUs for cash until they cease to be members of the board of RBC or any of its subsidiaries. Additional DDSUs are earned as dividend equivalents. In the event of stock splits, stock dividends or other changes affecting our Common Shares, proportionate adjustments are made to DDSUs. The value of a DDSU when credited to a director and when redeemed following retirement is equal to the average closing price of a Common Share over the five trading days immediately preceding the relevant date.

Royal Bank of Canada	15

Director compensation table

The following table sets out the total compensation paid to non-executive directors in fiscal 2012 for service on the Board of Directors of RBC.

Name	Fees earned ($)
W.G. Beattie(1)	210,000
D.F. Denison(2)	46,250
J.T. Ferguson(3)	77,083
P. Gauthier	185,000
R.L. George(4)	123,333
T.J. Hearn	185,000
A.D. Laberge	185,000
J. Lamarre	185,000
B.C. Louie	185,000
M.H. McCain	185,000
H. Munroe-Blum	185,000
D.P. O’Brien(5)	470,000
J.P. Reinhard	185,000
E. Sonshine	185,000
K.P. Taylor(6)	210,000
B.A. van Kralingen	185,000
V.L. Young(7)	235,000
Total	3,221,666

(1)	Includes Risk Committee Chair retainer of $25,000.
(2)	Mr. Denison was appointed to the board on August 29, 2012 and therefore received a pro-rated annual board retainer.
(3)	Mr. Ferguson retired from the board on March 1, 2012 and therefore received a pro-rated annual board retainer.
(4)	Mr. George was elected to the board on March 1, 2012 and therefore received a pro-rated annual board retainer.
(5)	Includes retainer of $275,000 received as Chairman of the Board and retainer of $10,000 received as Chair of the Corporate Governance and Public Policy Committee.
(6)	Includes Human Resources Committee Chair retainer of $25,000.
(7)	Includes Audit Committee Chair retainer of $50,000.

Allocation of directors’ fees

In fiscal 2012, all non-executive directors of RBC received 100% of their total compensation in the form of DDSUs, except for the following directors:

	In cash ($)	In Common Shares/DDSUs ($)	Fees earned ($)
J.T. Ferguson(1)	17,708	59,375	77,083
P. Gauthier	85,000	100,000	185,000
T.J. Hearn	85,000	100,000	185,000
H. Munroe-Blum	42,500	142,500	185,000
D.P. O’Brien	340,000	130,000	470,000
V.L. Young	135,000	100,000	235,000

(1)	Mr. Ferguson retired from the board on March 1, 2012.

Share ownership guideline

Directors are required to hold Common Shares or DDSUs with a value of not less than $500,000. Directors are expected to reach this level within five years.

Restrictions on trading and hedging RBC securities

Directors are prohibited from directly or indirectly:

•	selling RBC securities if they do not own or have not fully paid for them (a short sale);
•	buying or selling a call or put on RBC securities or entering into equity monetization transactions that would have an equivalent effect; or
•	entering into other financial instruments designed to hedge or offset a decrease in market value of RBC securities.

Alignment of interests

The Board of Directors believes that the following measures effectively align the interests of directors with those of shareholders:

•	the $500,000 share ownership guideline;
•	the requirement for directors to invest at least $100,000 of the annual board retainer in Common Shares or DDSUs;
•	the requirement for directors to retain all DDSUs until retirement; and
•	the requirement for directors to retain until retirement all Common Shares acquired with the portion of the annual board retainer that must be invested in Common Shares or DDSUs.

Director Stock Option Plan

On November 19, 2002, the Board of Directors permanently discontinued further grants of options under the Director Stock Option Plan. The exercise price of options granted under the plan was set at the market value of our Common Shares at the time of grant. Options granted under the plan vested immediately and could be exercised for a period of 10 years from the date of the grant, subject to earlier termination five years following the retirement of their holder from the board or two years following the death of their holder. Proportionate adjustments were made to options in the event of stock splits, stock dividends or other changes affecting our Common Shares. No options remain outstanding under the Plan.

16	Royal Bank of Canada

Committee reports

The board has established four committees to assist it in exercising its responsibilities: the Audit Committee, the Risk Committee, the Corporate Governance and Public Policy Committee, and the Human Resources Committee. The board has determined that all members of each board committee are independent under the standards set out in our Director Independence Policy. These standards incorporate criteria derived from the Bank Act “affiliated persons” regulations and the definition of “independence” in the corporate governance guidelines of the Canadian Securities Administrators (CSA). The Director Independence Policy also includes additional independence standards specified for Audit Committee members, as required by applicable Canadian and U.S. laws, and is posted on our website at rbc.com/governance. To facilitate open and candid discussion among committee members, the Chair of each committee regularly leads in camera sessions without management present at the end of committee meetings. The Chairs of the Audit Committee and the Human Resources Committee conduct such sessions as part of every meeting.

On an annual basis, each committee assesses its effectiveness to ensure that it has fulfilled its responsibilities as set out in its charter. The charters of the board’s committees are posted on our website at rbc.com/governance.

Each committee has provided a report below which describes the composition of the committee, its responsibilities and key activities for 2012.

Report of the Audit Committee

Composition

This report has been approved by the members of the Audit Committee: V.L. Young (Chair), D.F. Denison, FCA, T.J. Hearn, A.D. Laberge, J. Lamarre, B.C. Louie, FCA, J.P. Reinhard and K.P. Taylor.

The board has determined that each of V.L. Young, D.F. Denison, T.J. Hearn, A.D. Laberge and J.P. Reinhard qualifies as an “audit committee financial expert” as defined by rules of the U.S. Securities and Exchange Commission (SEC) and that each member of the Audit Committee is “financially literate” within the meaning of the rules of the CSA relating to audit committees and the corporate governance listing standards of the New York Stock Exchange.

Responsibilities

The Audit Committee assists the board in its: (i) oversight of the integrity of the financial statements; (ii) assessment and monitoring of the qualifications, performance and independence of the external auditor, Deloitte LLP (Deloitte); (iii) oversight of the adequacy and effectiveness of internal controls; and (iv) monitoring of compliance with legal and regulatory requirements. Other areas of responsibility are addressed below under 2012 highlights.

Management of RBC is responsible for the preparation, presentation and integrity of the financial statements and for maintaining appropriate accounting and financial reporting principles, policies, internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The external auditor is responsible for planning and carrying out, in accordance with professional standards, an audit of the annual consolidated financial statements and an audit of internal control over financial reporting. The external auditor also reviews the quarterly unaudited condensed consolidated financial statements. We are responsible for reviewing the adequacy and effectiveness of these activities and we regularly meet with and have the authority to communicate directly with Deloitte.

For further information relating to the Audit Committee and external auditor, please refer to the section entitled “Audit Committee” in the Bank’s Annual Information Form dated November 28, 2012, which has been filed with securities regulators at sedar.com and may be obtained free of charge on request from the Secretary.

2012 Highlights

At each of our eight meetings during 2012 we met privately with Deloitte without management present and portions of every meeting were held in camera. On a quarterly basis, we met privately with the Chief Internal Auditor, the General Counsel, the Chief Compliance Officer, the Chief Administrative Officer and Chief Financial Officer and the President and Chief Executive Officer, to discuss and review specific issues as deemed appropriate. During the year, we also met jointly with the members of the Risk Committee to consider key matters in areas of overlapping responsibilities relating to capital and operational risk.

Beginning in 2011 and continuing through 2012, we participated in an educational program focusing on the Bank’s transition to International Financial Reporting Standards (IFRS). The program was designed to support us in gaining a thorough understanding of the accounting standards that most significantly impact the Bank, and consisted of targeted presentations covering Bank-specific considerations and issues. Additionally, customized one-on-one sessions were arranged for individual Audit Committee members on these Bank-specific considerations and issues with internal IFRS experts.

Royal Bank of Canada	17

We considered the following key matters during 2012:

Financial reporting

Beginning in fiscal 2012, the Bank’s financial statements were prepared in accordance with IFRS. In connection with our responsibility to oversee the integrity of the Bank’s financial statements we:

•

Reviewed and discussed with management and Deloitte and recommended for approval by the board the quarterly unaudited condensed consolidated financial statements and, for inclusion in the 2012 Annual Report and the annual report on Form 40-F filed with the SEC, the annual audited consolidated financial statements for the year ended October 31, 2012.

•

Reviewed and discussed with management and Deloitte and recommended for approval by the board earnings releases on quarterly and annual results, the 2012 Annual Information Form, the 2012 Annual Report and the annual report on Form 40-F for the year ended October 31, 2012.

•	Discussed with management and Deloitte significant estimates and areas of judgment regarding accounting principles and financial statement presentations, including the Bank’s:
¡	exposures to Europe and the form of the Bank’s disclosures of these exposures in its financial reporting during 2012;
¡	determination of the effective interest rate in connection with accounting for mortgages;
¡	accounting treatment of the purchase of the remaining 50% stake in RBC Dexia Investor Services which closed in July 2012;
¡	analysis of goodwill impairment, including the assumptions used to assess the Caribbean Banking cash generating unit;
¡	valuation of certain financial instruments;
¡	estimate of the allowance for credit losses;
¡	defined benefit pension obligation, including the methodology for determining the discount rate to determine that obligation;
¡	provision for uncertain tax positions; and
¡	presentation of the realignment of the Bank’s business segments for financial reporting purposes effective October 31, 2012.
•

Discussed with Deloitte its responsibilities in performing an integrated audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and the design and scope of the audit. The objectives of the audit are to express opinions on the fairness of the presentation in the consolidated financial statements and on the effectiveness of internal control over financial reporting.

•	Discussed with Deloitte matters in connection with the audit that are required to be discussed by Canadian generally accepted auditing standards and by the standards adopted by the PCAOB.

External auditor

We assessed Deloitte’s performance and effectiveness considering factors such as the: (i) quality of services provided by Deloitte’s engagement team during the audit period, (ii) relevant experience and geographical reach to serve RBC, (iii) quality of communications received from Deloitte, and (iv) Deloitte’s independence, objectivity and professional skepticism. We assessed Deloitte’s performance as a committee having reviewed management’s assessment of Deloitte and Deloitte’s self-assessment addressing these factors. We concluded that we were satisfied with Deloitte’s performance and approved and recommended that the Board of Directors recommend to shareholders the appointment of Deloitte as auditor of the Bank. We also:

•    Received written confirmation from Deloitte of its independence from RBC and written disclosure of all relationships between RBC and Deloitte and their respective related entities that may impact Deloitte’s independence, consistent with applicable accounting requirements. In connection with its assessment of Deloitte’s independence, we discussed with Deloitte its independence including that firm’s relationships with RBC and its related entities and the potential effects of any relationships that may reasonably be thought to bear on independence and the safeguards that are implemented to mitigate these potential effects.

•    Pre-approved all engagements with Deloitte, reviewed the scope of the annual audit examination, received summaries of observations and recommendations regarding accounting and reporting matters arising from its quarterly reviews and year-end audit, and approved all of Deloitte’s fees.

External auditor independence

One of our key responsibilities is to monitor and review the objectivity and independence of Deloitte. This year we conducted the bi-annual review of the policies and procedures designed to ensure the independence of Deloitte is maintained and policies and procedures for the pre-approval of services to be performed by public accounting firms. These encompass all engagements of Deloitte, as well as all engagements of other public accounting firms that involve the provision of audit, review or attestation services. To monitor these requirements we review a quarterly report on fees paid to Deloitte for audit, audit-related, tax and other services. This report also includes an update on all audit and audit-related service engagements we approved with firms other than Deloitte.

•    Discussed Deloitte’s Audit Partner Rotation Plan for 2013.

•    Participated in a session with Deloitte that addressed the regulatory environment for auditors, including current Canadian, U.S. and international developments.

18	Royal Bank of Canada

Internal auditor and internal control

We reviewed and approved the internal audit plan and reviewed quarterly reports of all audit activities conducted by the internal audit function, including quarterly assessments of the effectiveness of internal controls.

We require that management implement and maintain appropriate internal control procedures, including internal control over financial reporting. During the year, we reviewed management’s progress toward its assessment that internal control over financial reporting is effective and received management’s report each quarter and for the year ended October 31, 2012. We also received presentations from management on opportunities to enhance the effectiveness of internal controls, updates from the General Counsel on legal matters, and reports from the Chief Compliance Officer on compliance with applicable laws and regulations, including anti-money laundering regulations. As part of our oversight responsibility in monitoring effectiveness of legal entity governance controls, we also reviewed a report by management on the Bank’s subsidiary governance.

We conducted the bi-annual review of the procedures established for the confidential and anonymous submission by employees and third parties of concerns regarding accounting or auditing matters and reviewed reports from the Ombudsman pursuant to the Bank’s policy on reporting accounting or auditing matters and complaints and the RBC reporting hotline.

Oversight of control functions

We oversee the effectiveness, independence and performance of the internal audit, finance and compliance functions and regularly meet with and communicate directly with the heads of these functions. In this regard, we reviewed and approved the organizational structure, budget, resources and mandates of the finance, compliance and internal audit functions and the Chief Administrative Officer and Chief Financial Officer, the Chief Compliance Officer and the Chief Internal Auditor, assessing the effectiveness of these functions and the individual performance of these officers. We also received a report on a third-party review of the finance function and met separately with the third party who conducted the review to discuss their findings.

Capital matters

We received regular reports on capital management and approved the Capital Management Framework. We reviewed the results of the Bank’s enterprise stress testing program for 2012 and subsequently approved the Internal Capital Adequacy Assessment Process and reviewed the 2013 Capital Plan. We also reviewed capital and term funding issuance programs, including prospectuses and related documents governing the issuance of the Bank’s capital and term funding instruments.

Report of the Risk Committee

Composition

This report has been approved by the members of the Risk Committee: W.G. Beattie (Chair), D.F. Denison, FCA, R.L. George, J. Lamarre, M.H. McCain, H. Munroe-Blum, E. Sonshine, B.A. van Kralingen and V.L. Young.

Responsibilities

The Risk Committee is responsible for overseeing risk management at RBC, balancing risks and rewards while ensuring that management has in place policies, processes and procedures designed to identify and effectively manage the significant risks to which RBC is exposed. The Committee also fulfils the role of a conduct review committee for RBC and certain of its subsidiaries.

2012 Highlights

We met eight times during 2012 and we regularly met separately with the Chief Risk Officer without other members of management present and we regularly met in camera at the end of committee meetings. During the year we also met jointly with the members of the Audit Committee to consider key matters in areas of overlapping responsibilities relating to capital and operational risk.

We considered the following key matters during 2012:

Risk management

On a regular basis, we received in-depth reviews of risk issues presented by the Chief Risk Officer, including credit risk exposure in Europe, Eurozone contingency planning, provisions for credit losses and the regulatory environment. We reviewed quarterly reports on enterprise risks, which included detailed reports on the quality of the Bank’s credit portfolio and on the assessment, monitoring and effective control of other risks facing the organization, including market, operational, liquidity and funding and regulatory risks.

We participated in an education session with other directors that addressed the evolving challenges of risk management for financial institutions and a risk analysis of the Bank’s balance sheet with an overview of asset composition by type and business segment.

In connection with our responsibilities to oversee risk management at RBC, we also:

•	Reviewed the results of the Bank’s 2012 enterprise stress testing program and ad-hoc stress tests conducted throughout the year.

Royal Bank of Canada	19

•    Approved RBC’s Internal Capital Adequacy Assessment Process and reviewed the 2013 Capital Plan.

•    Reviewed and recommended to the board for approval the delegation of risk limits to management, and approved transactions exceeding those delegated authorities.

•    Reviewed management’s benchmarking of the risk profile of RBC relative to its global peer group.

•    Approved a policy on RBC’s underwriting and acquisition of residential mortgage loan assets.

•    Received regular updates on activities of the Bank’s Reputation Risk Oversight Committee, which reviews structured transactions and complex credits, products and services and client relationships with potentially significant reputational risks.

•    Received reports on the management of RBC’s information technology risks and discussed emerging trends in relation to cyber attacks.

•    Received a report on the business continuity management program, the objectives of which are to ensure the safety of RBC staff, to mitigate the impact of interruptions on business activities, and to protect essential business processes from the effects of major service outages or disasters.

•    Reviewed RBC’s Financial Crisis Management Recovery Plan.

Oversight of the risk management function

We oversee the effectiveness, independence and performance of the risk management function. In this regard, we reviewed and approved the organizational structure, budget, resources and mandate of the function and the Chief Risk Officer, and assessed their effectiveness.

Risk appetite and RBC’s Enterprise Risk Management Framework

On an annual basis, we review and approve the Bank’s risk appetite, which is the amount and type of risk RBC is able and willing to accept in the pursuit of its business objectives. In this regard, we also review regular reporting on the assessment of the Bank’s risk profile against risk appetite.

We also review and approve the comprehensive Enterprise Risk Management Framework annually, which provides a consolidated overview of the Bank’s program for identifying, measuring, controlling and reporting on the significant risks that face the organization, and a series of risk-specific frameworks outlining in detail how each significant risk impacts RBC, as well as the mechanisms for identifying, managing and reporting those risks.

Conduct review matters

As part of our conduct review responsibilities, we review policies and procedures established by management relating to compliance with the self-dealing provisions of the Bank Act and the U.S. Sarbanes-Oxley Act of 2002 (SOX), as well as monitoring procedures to resolve conflicts of interest, reviewing and approving the Bank’s Code of Conduct and obtaining assurances that RBC has processes in place to ensure adherence to our Code of Conduct. In connection with these responsibilities, we reviewed reports on transactions with related parties of RBC to confirm that such transactions comply with the self-dealing provisions of the Bank Act and applicable provisions of SOX and related rules and received a report on procedures for dealing with customer complaints, including the annual report of the Bank’s Ombudsman on complaints resolution, and other consumer protection provisions, including a report on compliance with the requirements of the Financial Consumer Agency of Canada.

Report of the Corporate Governance and Public Policy Committee

Composition

This report has been approved by the members of the Corporate Governance and Public Policy Committee: D.P. O’Brien (Chair), W.G. Beattie, P. Gauthier, R.L. George, T.J. Hearn, B.C. Louie, FCA, M.H. McCain, H. Munroe-Blum and E. Sonshine.

Responsibilities

The Corporate Governance and Public Policy Committee acts as the nominating committee responsible for recommending to the board individuals qualified to become directors. It annually reviews the credentials of nominees for election as directors and oversees the process for evaluation of board, committee and director effectiveness. The Committee is also responsible for advising the board in applying governance principles and practices, monitoring developments in corporate governance and adapting best practices to the needs and circumstances of RBC, monitoring the amount and form of director compensation, and reviewing shareholder proposals and recommending to the board responses to these proposals.

As part of its public policy responsibilities, the Committee reviews policies and programs designed to maintain and enhance the Bank’s strong reputation, and advises the board on public policy and public affairs matters, including the development of corporate citizenship policies and programs.

20	Royal Bank of Canada

2012 Highlights

During 2012, we met five times and we considered the following key matters:

Corporate governance

We conducted the annual evaluation of effectiveness of the board and reviewed progress made in connection with action plans to address the board’s priorities identified in the prior year’s evaluation of board effectiveness. We also conducted the director peer review process.

Gender diversity is an important factor that we consider in assessing potential candidates for the Board of Directors. In 2012, we adopted a board diversity guideline that sets the objective that at least 25% of board members should be women. We currently exceed this guideline, as 5 of the 17 RBC directors (over 29%) are women.

We continued to monitor changes in regulations impacting corporate governance practices, including the draft corporate governance guideline issued by the Office of the Superintendent of Financial Institutions (OSFI) in August 2012. We also reviewed:

•    Information concerning direct and indirect personal and business relationships between each director and RBC. In this regard, we recommended to the board that 16 of the 17 nominees named in this Circular are independent.

•    The amount and form of compensation of directors, and recommended no changes to board compensation for the coming year.

•    A report on subsidiary governance to support the board in its oversight responsibility in this area.

•    Reviewed the Bank’s policy for the assessment of ongoing suitability of directors and senior officers of the Bank and certain of its regulated subsidiaries, which is responsive to OSFI’s Guideline E-17.

Board composition

We review the credentials and performance of individuals proposed for election as directors and the composition of the board, giving careful consideration to factors such as age, diversity, geographies, skills and experience represented on the board. We also review and approve a matrix identifying areas of experience and expertise represented on the board. During 2012, we undertook a search for director candidates with business expertise, an international perspective and experience in the financial services sector and we were pleased to recommend that Richard L. George and David F. Denison join the board.

• The Statement of Corporate Governance Practices and the responses to the shareholder proposals included in this Circular.

Public policy

This year, we reviewed reports on the Bank’s social brand, as well as the new Social Finance Initiative (a $20 million investment in impact funds and a fund for entrepreneurs with a social or environmental mission). We also received reports relating to client loyalty, media coverage, regulatory developments and government affairs, the Bank’s reputation with its key stakeholders, and the Bank’s corporate donations strategy. We recommended that the board approve the 2013 donations budget.

Report of the Human Resources Committee

Composition	This report has been approved by the members of the Human Resources Committee: K.P. Taylor (Chair), P. Gauthier, A.D. Laberge, D.P. O’Brien, J.P. Reinhard and B.A. van Kralingen.
Responsibilities

The Human Resources Committee acts as the compensation committee of the board. This Committee is responsible for advising the board on succession planning, compensation and human resources principles and on related policies, programs and plans designed to achieve the strategic goals and financial objectives of RBC within acceptable risk tolerances. As detailed in the 2012 Report on Executive Compensation section starting on page 22 of this Circular, the board approves the compensation of the President and Chief Executive Officer (CEO) on our recommendation in light of his performance and the Bank’s performance against approved objectives and against the performance of financial institutions in our global peer group. The Committee annually reviews executive talent development strategies, succession plans for key senior leadership roles and readiness of the Bank’s executive talent to deliver strategic goals of RBC. In addition, the Committee makes recommendations to the board on matters concerning RBC pension plans.

2012 Highlights

At each of our five meetings during 2012 we met privately with our compensation consultant without members of management present. In addition, portions of every meeting were held in camera, as we recognize that independence from management is fundamental to our effectiveness in managing executive compensation programs.

Royal Bank of Canada	21

We considered the following key matters during 2012:

Compensation risk management

We reviewed opportunities to enhance the design of executive compensation programs to ensure that policies and practices are consistent with and promote sound and effective risk management. In this regard, we recommended to the board changes to the annual variable short-term incentive plan for 2013 for the CEO and other members of the Group Executive to address investor feedback, including the addition of performance metrics in the design of the short-term incentive plan and the manner in which mid and long-term incentives are determined at the time of grant, to reflect performance under the Performance Deferred Share Unit Program.

We also met with the Chief Risk Officer to review the results of the compensation risk adjustment process under the RBC policy on compensation risk management. We reviewed variable compensation processes and risk compensation considerations for major compensation programs. In addition, we reviewed the results of stress testing performance-based incentive programs against different scenarios of Bank performance to ensure that programs are aligned with the Bank’s pay-for-performance principle, its risk appetite and its compensation objectives.

Regulatory environment, oversight of compensation policies and pensions

We received regular updates on the regulatory compensation environment and met with the Chief Internal Auditor to review the results of the internal audit review of compensation practices and alignment with the regulatory requirements derived from the Financial Stability Board’s principles and standards relating to compensation governance, risk alignment and disclosure. We also reviewed the funding, performance and investment strategy of RBC pension plans.

In connection with our responsibilities to oversee the Bank’s compensation policies, we:

Compensation and succession planning

In connection with our responsibilities to oversee executive compensation, we reviewed and made recommendations to the board for the compensation of the CEO and other senior management, including the named executive officers. We also reviewed, and recommended to the board for approval, the Compensation discussion and analysis included in this Circular. This year we received regular updates from our compensation consultant on market trends and developments in compensation design and practices.

We also focused on executive talent management at RBC and assessed the effectiveness of leadership development strategies, assessment and development processes and the depth and diversity of succession pools in place to support the Bank’s strategic objectives.

•  Reviewed and recommended for the board’s approval the change of control policy that covers the named executive officers and certain other senior officers. The policy is designed to ensure that key members of management stay in place for the benefit of shareholders in the event RBC is involved in a major shareholder transaction.

•  Reviewed the Bank’s policy for the assessment of ongoing suitability of directors and senior officers of the Bank and certain of its regulated subsidiaries, which is responsive to OSFI’s Guideline E-17.

•  Reviewed and approved our Code of Conduct.

22	Royal Bank of Canada

2012 REPORT ON EXECUTIVE COMPENSATION

23	Human Resources Committee letter to shareholders
25	Compensation discussion and analysis
	25	Approach to compensation
	26	Key programs and practices relating to compensation at RBC
	27	Compensation governance
	28	Compensation risk management
	30	Alignment to the Financial Stability Board’s Principles for Sound Compensation Practices and Implementation Standards
	31	Compensation decision-making
	35	Components of executive compensation for 2012
		35	Base salary
		35	Performance-based awards
	39	2012 RBC performance and compensation awards
		39	NEO incentive awards overview
		40	RBC 2012 annual variable incentive program objectives
		40	2012 total direct compensation decisions
	40	Details of CEO 2012 performance and compensation
	45	Details of other NEO 2012 performance and compensation
	51	Changes to executive compensation for 2013
	52	Talent management and succession planning
	53	Executive compensation alignment with shareholder returns
	54	Named executive officer compensation
		54	Summary compensation table
		55	Incentive plan awards
		57	Pension plan benefits
		59	Employment contracts, termination and change of control
61	Additional information on compensation

Royal Bank of Canada	23

HUMAN RESOURCES COMMITTEE LETTER TO SHAREHOLDERS

To our fellow shareholders:

At RBC, we believe in paying for performance as measured against our goals and with a clear view to creating significant and sustainable value for our shareholders.

Performance is the result of many things: strategy, leadership, market position, operational excellence and good governance, among them. But ultimately it is about our ability to attract, retain and motivate talented people, and get them working together to execute our strategy.

Our approach to compensation is designed to support these objectives. It reflects RBC’s position as Canada’s largest bank by market capitalization and assets. It is aligned with sound risk management principles. And it is structured to reward not just annual results, but ongoing and sustainable performance.

2012 performance

RBC has three principal strategic goals: to be the undisputed leader in financial services in Canada; to be a leading global provider of capital markets and wealth management solutions, and to be a leading provider in targeted markets of select financial services that are complementary to our core strengths.

RBC made significant progress against these goals in 2012, with record earnings of $7.5 billion, increases in both earnings per share and return on common equity (ROE), while at the same time continuing to de-risk the balance sheet and maintain strong capital ratios. We also continued to demonstrate success in building and leveraging the RBC brand, client loyalty and a highly engaged and diverse employee base to win new business and further extend our leadership position. In a broad sense, this was a year of success across our global franchise and with it came increased pay for our named executive officers, who met or exceeded an appropriately balanced combination of financial and non-financial performance objectives. The specific, individual measures of performance that factored into our compensation programs and decisions for 2012 are outlined in the following pages.

“We delivered record earnings of $7.5 billion, as well as increases in earnings per share and return on common equity.”

Performance and pay of the President and Chief Executive Officer

We measure the performance of RBC’s President and CEO, Gordon M. Nixon, against specific objectives set by the board at the beginning of each year. These include financial performance goals, as well as a range of risk, strategic and operational goals. In 2012, Mr. Nixon met or exceeded all of the objectives set for him. Under his leadership, RBC continues to be the leading financial institution in Canada and is selectively growing its presence globally despite challenging market conditions. This year Mr. Nixon also executed successfully on key strategic initiatives including the acquisition of the remaining 50% stake in the joint venture RBC Dexia Investor Services, and entering into the agreement to buy Ally Financial Inc.

Total direct compensation for Mr. Nixon in 2012 was $12,600,000. This includes a short-term incentive of $2,850,000, and mid and long-term incentives totaling $8,250,000. These mid and long-term incentives are granted in the form of performance deferred share units and stock options, ensuring that incentives are aligned with the interests of RBC shareholders. This year, the weighting of stock options was further reduced (now 20% stock options and 80% performance deferred share units).

For the year, Mr. Nixon was compensated at 12% above target level. To put this in context, in 2011 Mr. Nixon was paid 10% below target (including a short-term incentive payment at 50% of target), reflecting the impact of the write-down in 2011 on the sale of RBC’s regional retail banking operations in the United States. (A full discussion of these targets and how they are determined in the context of RBC’s transition from Canadian GAAP to IFRS accounting standards is included on page 43.)

The board believes the compensation awarded to Mr. Nixon this year appropriately reflects his leadership in driving RBC’s strong performance. He continues to position RBC to deliver on our long-term strategy and generate sustainable value. As illustrated on page 45, the growth in shareholder value during the last five years has outpaced the change in value of compensation awarded to Mr. Nixon over the same period.

Looking ahead to 2013 and beyond

As a committee and a board, we work to ensure our approach to compensation is aligned with the interests of our shareholders and evolving best practices. This includes engaging with independent experts and listening to our shareholders. In this spirit, the board has approved a number of changes to the annual variable Short-Term Incentive Program for 2013. Reflecting shareholder feedback, we will add another financial measure (ROE) alongside net income to be used in the assessment of financial performance, and we will adopt a more formulaic approach to determine the financial component of the awards. As well, we are adding key customer metrics to our incentive plan to reinforce our objective of “Always earning the right to be our clients’ first choice.” These changes are consistent with the board’s view that a multi-faceted approach to determining performance helps ensure our people take into account the interests of all key stakeholders.

24	Royal Bank of Canada

The responsibility to get it right

At RBC, the Human Resources Committee is responsible for recommending performance-based compensation awards for board approval. We work carefully to structure RBC’s compensation programs to deliver the right outcomes for our shareholders, our clients and our employees. We rely on formulas and benchmarks, independent experts and rigorous analysis, but we also rely on our own experience, expertise and the considered application of the board’s business judgment to adjust compensation when circumstances warrant.

RBC is committed to delivering on our long-term strategy, and doing so in a manner which represents the prudent and productive stewardship of your capital. We believe our approach to compensation supported these outcomes in 2012, and with the changes we are implementing for 2013, will continue to do so.

Each RBC shareholder has a voice in the discussion of executive compensation. We hope you will review the information presented below, and that you will cast your ‘say-on-pay’ vote at the upcoming Annual and Special Meeting of Common Shareholders. We value shareholder feedback and encourage you to contact the board by email as indicated on our governance website at rbc.com/governance to share your views.

Sincerely,

David P. O’Brien, O.C. Chairman of the Board	Kathleen P. Taylor Chair, Human Resources Committee

Royal Bank of Canada	25

COMPENSATION DISCUSSION AND ANALYSIS

This section discusses the compensation structure, programs and awards for named executive officers (NEOs) at RBC. The NEOs in 2012 were:

•	Gordon M. Nixon, President and Chief Executive Officer (CEO);
•	Janice R. Fukakusa, Chief Administrative Officer and Chief Financial Officer (CAO and CFO);
•	David I. McKay, Group Head, Canadian Banking (Group Head, Canadian Banking);
•	A. Douglas McGregor, Co-Group Head, Capital Markets (Co-Group Head, Capital Markets); and
•	Mark A. Standish, Co-Group Head, Capital Markets (Co-Group Head, Capital Markets).

Approach to compensation

Our executive compensation programs are designed to attract and retain the talent we need to compete and succeed. These programs are designed to align our executives’ interests with the achievement of performance objectives and strategic goals within our risk appetite, driving superior financial performance and generating sustainable shareholder returns.

Our approach to compensation, and executive compensation in particular, is based on four key guiding principles:

1. Compensation aligns with shareholder interests

Performance-based incentive programs align the interests of executives with shareholders as payouts from these programs vary based on the absolute and relative performance of RBC. Executives receive a significant portion of compensation as equity incentive awards, motivating them to focus on the longer-term success of RBC. Executives are required to meet share ownership requirements, with the CEO and members of the Group Executive (the most senior executives of RBC) required to maintain significant RBC shareholdings, including for a period into retirement.

2. Compensation aligns with sound risk management principles

Our risk management culture is reflected in our approach to compensation. Compensation principles and practices align with the enterprise-wide risk management framework to ensure there is an appropriate balance between risk and reward. Performance is assessed on a number of measures, including adherence to risk management policies and guidelines. Our Policy on Compensation Risk Management reflects the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices and Implementation Standards, which have been adopted by our principal regulators.

3. RBC pays for performance

The performance of our executives is assessed against key financial, risk, strategic and operational objectives that are aligned with our strategic goals. A significant portion of performance-based pay is deferred in the form of equity incentive awards in order to align compensation with the risk time horizon and motivate executives to generate longer-term value for shareholders. To create a clear relationship between pay and performance, executives have an opportunity to earn higher compensation for outstanding performance, and conversely, earn less compensation when RBC, a business segment and/or individual results fall below expectations.

4. Compensation enables RBC to attract and retain talent

Talented and motivated executives are essential to building a sustainable future for our company. As such, we offer compensation that is competitive in the markets where we operate and compete for talent. Compensation programs reward executives for high performance and also reflect their potential for future contribution. The equity incentive programs, including forfeiture provisions, also encourage executives to build long-term careers at RBC.

26	Royal Bank of Canada

Key programs and practices relating to compensation at RBC

	RBC practice		Page
Pay for performance

Performance-based compensation	✓	Performance of the CEO and members of the Group Executive is assessed against an appropriately balanced combination of financial, risk, strategic and operational objectives, which are aligned with our strategic goals.	33-34

Significant portion of pay at-risk and pay subject to performance	✓	For the CEO and members of the Group Executive, 80% to 87% of target total direct compensation is “at-risk” and between 69% and 77% of variable compensation is deferred. This mix provides a strong pay-for-performance relationship.	35

Mid and long-term incentive awards subject to performance at grant and over performance period	✓	Consistent with best practice, grants of mid-term and long-term incentives are determined based on financial performance (diluted earnings per share (EPS) growth, return on equity (ROE), strong capital ratios and the dividend payout ratio). In addition, the Performance Deferred Share Unit (PDSU) Program is subject to a relative total shareholder returns (TSR) metric at the end of the three-year performance period, with the possibility of zero payout if the performance threshold is not met.	38

Scenario testing of pay programs	✓	Major compensation programs, including those in which the CEO and members of the Group Executive participate, are stress-tested annually to assess how they might pay out under various RBC performance scenarios. CEO compensation is also back-tested to confirm appropriate pay-for-performance alignment.	34

Committee discretion	✓	The Human Resources Committee may use its informed judgment when recommending final compensation awards to the board to ensure pay outcomes appropriately reflect risk and other unexpected circumstances that may arise during the year.	39
Compensation governance and risk management

Adoption of “say-on-pay”	✓	Voluntarily adopted by RBC in 2009.	4

Governance oversight	✓	The Human Resources Committee assists the board in carrying out its responsibility to oversee compensation-related matters, including the compensation of the CEO and members of the Group Executive.	27

External independent advice	✓	The Human Resources Committee engages an independent advisor to provide an external perspective of marketplace changes and best practices related to compensation design and governance, and objective advice regarding the appropriate level of compensation for the CEO and members of the Group Executive in the context of RBC performance.	27-28

Alignment with FSB principles and standards	✓	RBC has a robust approach to compensation risk management that is aligned with the FSB’s Principles for Sound Compensation Practices and Implementation Standards.	30

Deferrals, forfeiture and clawback provisions	✓	Incentive compensation deferral arrangements are aligned with the FSB’s principles and standards. A forfeiture and clawback policy allows RBC to recoup incentive awards in the event of misconduct.	29-30

Anti-hedging policy	✓	Prohibits employees from hedging their equity-based compensation in order to maintain the intended alignment between individual and shareholder interests.	29

Performance cycles align with risk time horizon	✓	To align compensation with the risk time horizon and motivate executives to create longer-term value and remain accountable for decisions with longer risk tails, a significant portion of variable compensation must be deferred and share ownership guidelines must be met.	35, 39

Share ownership minimum requirements	✓	Share ownership requirements, which all current NEOs meet, are designed to align executive interests with the long-term performance of the organization.	39

Post-retirement share ownership	✓	Following retirement, the interests of the CEO and Group Executives will continue to align with shareholders over 24 and 12 months, respectively.	39

Incentive plan caps	✓	The annual variable Short-Term Incentive (STI) Program is capped at 250% of target; the PDSU Program is capped at 125% of target.	36

Talent management and succession planning	✓	The board oversees a comprehensive talent management and succession planning framework, which is aimed at ensuring we have a pipeline of leaders to drive both short and long-term performance.	52

No employment contracts	✓	RBC does not have employment contracts for NEOs. Standard severance provisions are aligned with market practice.	59

Double trigger change in control	✓	Equity awards vest on an accelerated basis only where termination of employment follows a change in control, referred to as “double trigger.”	59
Competitive compensation program

Target market positioning	✓	NEO target pay levels are positioned relative to the core comparator group; broad market information for financial institutions outside Canada is considered for additional context for NEOs with significant international responsibilities.	32

Peer group definition, criteria and application	✓	RBC uses a core comparator group of Canadian financial institutions (and also, for the CEO, a reference comparator group) to establish competitive compensation levels. A global financial performance comparator group is used to adjust payouts based on relative TSR performance under the PDSU Program.	31-33

Opportunity to defer annual bonuses in deferred share units	✓	To enhance alignment with the shareholder experience, executives may elect to receive 100% or a portion (25%, 50% or 75%) of their annual bonus award in deferred share units, redeemable only upon retirement, resignation or termination of employment with RBC.	37

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Compensation governance

Our compensation governance structure consists of board and management committees and our independent advisor. The compensation governance structure, illustrated below, is reviewed regularly against best practices and regulatory guidance.

Board of Directors
Responsible for the oversight of the compensation principles, policies and programs at RBC, including the management of compensation risk. The board approves major compensation programs and payouts, including compensation for the CEO and members of the Group Executive based on recommendations made by the Human Resources Committee.
Cross-membership between board-level committees
Audit Committee
Human Resources Committee (the Committee)
Corporate Governance and Public Policy Committee
Risk Committee
Independent Advisor
Hay Group is the Committee's external compensation advisor, providing independent advice regarding RBC's compensation principles, program designs and recommendations for the total compensation of the CEO and members of the Group Executive.
Hay Group also advises the Committee on governance trends and changes in executive compensation in Canada, the U.S., and the U.K. and reviews compensation-related materials prepared by management.
Assists the board in carrying out compensation matters by:
• reviewing the major compensation policies and programs of RBC against business objectives and the risks to which they are exposed;
• meeting with the CRO to ensure the design of major compensation programs and payouts align with sound risk management principles and practices;
• reviewing and approving key financial, risk, strategic and operational objectives relevant to the compensation of the CEO;
• annually recommending the compensation of the CEO and members of the Group Executive to the board; and
• supporting the board in its oversight of talent management and succession planning.
Chief Risk Officer (CRO)
The CRO meets with the Committee to review his assessment of major compensation programs at RBC and their alignment with sound risk management principles and practices.
The CRO also presents a report to the Committee at year-end which includes recommendations to reflect risk in incentive compensation decisions at the program level and for individual Covered Employees (those employees who, based on their roles, may have a material impact on the risk profile of RBC).
Compensation Risk Management Oversight Committee (CRMOC)
Supports the Committee in its oversight of compensation risk management at RBC. It includes the CRO, Chief Human Resources Officer and CAO and CFO.
Responsibilities include the review of:
• the alignment of compensation programs at RBC with the FSB's Principles for Sound Compensation Practices and Implementation Standards, which is conducted at least annually through a formal risk assessment process; results are reported to the Committee;
• the design, funding, payout and stress testing of major compensation programs;
• the process by which compensation at the program and individual level can be adjusted for risk and performance; and
• the criteria for the identification of Covered Employees.

Composition of the Human Resources Committee

The members of the Human Resources Committee are Kathleen P. Taylor (Chair), Paule Gauthier, Alice D. Laberge, David P. O’Brien, J. Pedro Reinhard and Bridget A. van Kralingen.

The board recognizes the importance of appointing knowledgeable and experienced individuals to the Committee who have the necessary background in executive compensation and risk management to fulfill the Committee’s obligations to the board and shareholders. Most members of the Committee have significant experience in these areas as senior leaders of complex organizations and through their prior and current membership on the Human Resources or Risk Committees of the RBC board. Most members currently serve, or have served on, compensation committees of the boards of other large complex organizations. Three members of the Committee serve on the RBC Audit Committee, two of whom are audit committee financial experts, as defined by the U.S. Securities and Exchange Commission. In addition, one member of the Committee sits on the RBC Risk Committee. This cross-membership between committees supports the effective oversight of compensation and its alignment with sound risk management principles and practices.

Independent advice

The Committee has retained Hay Group as its external independent compensation advisor since 2004. Hay Group is an important independent resource for advice and counsel, and its role includes:

•

annually reviewing our compensation principles and the design of major programs to ensure they remain aligned with shareholder interests, including being market competitive, as well as recommending changes;

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•	advising on compensation and governance trends, issues and changes in executive compensation in Canada, the U.S. and the U.K.;
•	providing advice with respect to the design of executive compensation programs;
•

providing advice regarding the appropriate level of compensation based on individual, business segment and overall RBC performance, as well as market positioning in order to assist the Committee in developing recommendations for the total compensation of the CEO and, in view of recommendations made by the CEO, to assist in developing compensation recommendations for members of the Group Executive;

•	reviewing compensation-related materials prepared by management in advance of Committee meetings and highlighting potential issues to the Chair of the Committee; and
•	reviewing the results of stress tests to assess how the performance-based incentive programs might pay out under different scenarios of RBC performance.

The Committee meets in camera with the independent advisor at every meeting, without management present, and the Chair of the Committee meets privately with the advisor before each meeting. Engaging with the independent expert enhances the Committee’s effectiveness in overseeing compensation.

Hay Group also provides market information to RBC as it is the sole provider of specialized surveys of compensation practices among Canadian financial institutions for both executive and non-executive compensation roles. As in past years, the Committee assessed the independence of Hay Group, reviewing the non-Committee services to be performed for 2012 and the proposed fees. The Committee was satisfied that, given the nature and value of the other services provided by Hay Group, this did not impact its ability to act as an independent resource for the Committee. The fees that RBC pays to Hay Group for its services represent less than 1% of Hay Group’s global revenue. The table below shows the fees paid to Hay Group over the last two years.

Services performed	Fees paid in 2012(1)	Percentage of total fees paid in 2012	Fees paid in 2011(1)
Executive compensation-related fees	$170,697	69%	$197,625
All other fees (limited to position evaluation and compensation surveys)	$76,077	31%	$84,055

(1)	Amounts exclude taxes paid.

Compensation risk management

This section outlines key compensation risk management policies and practices in place for our compensation programs to ensure alignment with regulatory requirements and the short and long-term interests of our shareholders.

RBC Policy on Compensation Risk Management

Purpose	Sets out the compensation risk management policy and practices for RBC. The policy is guided by the FSB’s Principles for Sound Compensation Practices and Implementation Standards, which have been adopted by our principal regulators, and other applicable regulatory guidance.

Applicability	All employees.
Key features	The policy outlines the following:
	•	the role of the Compensation Risk Management Oversight Committee, as described on page 27;
	•	the proportion of variable compensation that will be paid under deferral arrangements for executives and Covered Employees, which is based on the employee’s role and the level of compensation awarded;
	•	that deferred compensation will be awarded in equity or equity-linked instruments for executives and Covered Employees; and
	•	that compensation for employees responsible for financial and risk control activities will be determined independently from the performance of the businesses they oversee, to affirm their independence.

Criteria for the identification of Covered Employees

Purpose	Identifies employees who, based on their roles, may have a material impact on the risk profile of RBC, which includes the CEO and members of the Group Executive, in order to ensure risks are appropriately reflected in their compensation outcomes.

Applicability	All employees.
Key features	•	Compensation arrangements for Covered Employees are subject to additional provisions and review by the CRO to ensure they do not contribute to risk-taking in excess of the risk appetite of RBC.
	•	The selection criteria are based on key risk factors and reflect our intention to include all relevant employees regardless of their level within the organization.

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Restrictions on trading and hedging RBC securities

Purpose	Maintains alignment of employee interests with those of our shareholders.

Applicability	All employees.
Key features	•	Prohibits employees from selling securities of RBC directly or indirectly if they do not own or have not fully paid for them (a short sale) and also prohibits employees from directly or indirectly buying or selling a call or put on securities of RBC, subject to certain limited exceptions for employees of RBC subsidiaries.
	•	Prohibits employees from entering into equity monetization transactions that would have an effect equivalent to creating call or put rights in respect of RBC securities or other financial instruments designed to hedge or offset a decrease in the market value of securities of RBC.

Adjustments for compensation risk and performance outcomes

Purpose	Ensures that appropriate adjustments for risk and performance are reflected in performance-based compensation amounts. Potential risk adjustments can be made to entire programs, business segments within a compensation program, and groups of or individual Covered Employees, depending on the underlying nature of assessed risk and actual performance and risk outcomes.

Applicability	All major compensation programs and Covered Employees.
Key features	•	To assist the Committee in determining whether compensation awards require a risk or performance adjustment, the CRMOC reviews compensation program pool calculations to ensure significant items impacting the results for the period are identified and appropriately captured. Key financial measures are reviewed as part of this process, including net income (on both an after-tax and before bonus and tax basis), return on equity, and economic profit that takes into account the cost and quantity of capital.
	•	The review of compensation program calculations is complemented by the CRO’s review of key risk factors to identify significant quantitative and qualitative risks that should be taken into account in determining variable compensation awards. These factors are also reviewed by the CRMOC. If required, adjustments for risk will be recommended by the CRO to the Committee. Key risk factors include, but are not limited to, risk concentrations including credit and market risk exposure and exposure to stress events.
	•	Mid and long-term incentives granted to the CEO, members of the Group Executive and all other Covered Employees can be adjusted downward at vesting and payout if (i) there has been a material downturn in financial performance or a material failure of managing risk, and (ii) actual risk and performance outcomes are materially different from the assessments made at the time of grant. Adjustments for the CEO and members of the Group Executive are recommended by the Committee and approved by the board.

RBC Policy on Forfeiture and Clawback

Purpose	Addresses situations in which individuals might profit from business activities that are conducted inappropriately or outside of approved risk limits and tolerances, or from financial results, financial reporting or financial statements that are erroneous or misstated.
Applicability	The CEO, members of the Group Executive, all executives of RBC and Capital Markets employees who participate in the RBC Capital Markets Compensation Program. Under the policy, the financial restatement trigger applies to the CEO and all other members of the Group Executive.
Key features	•	Allows RBC to recoup incentive awards that have been paid or vested and cancel unvested mid and long-term incentive awards in the event of misconduct, including failure to follow internal policies and procedures.
	•	A financial restatement trigger permits RBC to recoup incentive awards that have been paid or vested and to cancel unvested mid and long-term incentive awards in excess of the amount that would have been received under the restated financial statements, subject to the board’s discretion.
	•	Performance-based incentive programs at RBC include provisions that would revoke certain awards to participants if their employment is terminated for cause. In the event of termination for cause and consistent with the laws of the jurisdictions in which we operate, the terminated participant would forfeit all previously awarded unvested mid and long-term incentive awards.

Independent review of compensation programs and practices

An independent review of our compensation governance practices and our alignment with the FSB’s Principles for Sound Compensation Practices and Implementation Standards and other regulatory guidance is conducted annually by our Internal Audit group. The Chief Internal Auditor of RBC met with the Committee to report on the results of the review for fiscal 2011. The Internal Audit group was satisfied with the alignment of compensation programs and practices at RBC to regulatory guidance, recognizing that they continue to evolve as additional regulatory guidance is provided. The results of the 2011 review were also provided to our principal regulators. See page 30 for more information about our alignment with the FSB’s principles and standards.

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Alignment to the Financial Stability Board’s Principles for Sound Compensation Practices and Implementation Standards

The following table highlights how our practices align with key elements of the FSB’s Principles for Sound Compensation Practices and Implementation Standards. Our approach to compensation continues to generally align with the FSB’s principles, as well as expectations from our principal regulators. We anticipate the standards set by regulators will continue to evolve over the next several years, and as such, changes to our practices will be a multi-year effort.

FSB Principles	Compensation practices at RBC
The Board oversees the compensation system’s design and operation	✓	The board is ultimately responsible for oversight and decision-making with respect to the compensation principles, policies and programs at RBC, including the management of compensation risk.
The Board monitors and reviews the operation of the compensation system	✓	The board, with the support of the Committee, monitors and reviews the compensation system to confirm alignment with risk management principles and practices. This includes reviewing and approving compensation policies and the design of major compensation programs, payouts and adjustments for risk at the program and individual level.
Employees responsible for key risk and financial control activities are compensated in a manner that is independent of the specific business segments they oversee	✓	Compensation for employees responsible for financial and risk control activities (e.g., risk, audit, compliance and finance) is determined independently from the performance of the business segments they oversee.
Compensation is adjusted for current and potential risks	✓	The Committee considers potential adjustments to compensation payouts both at the program and individual level, guided by the CRO’s review of a number of risk factors.
	✓	At the individual level, Covered Employees’ adherence to risk management and compliance policies are reviewed, and adjustments are applied as required.
Compensation outcomes are symmetric with performance outcomes	✓	Our principle of pay for performance drives compensation awards, ensuring incentives are symmetric with performance and risk outcomes. This is evident in aspects such as:
		—	performance-based incentive pools are primarily based on net income;
		—	stress testing processes assess how performance-based incentive programs might pay out under different scenarios of RBC performance;
		—	final payouts for mid-term incentive awards are subject to a performance modifier after the deferral period, which has the potential to increase or decrease awards by up to 25%, with the possibility of no payout if the performance threshold is not met;
		—	awards can be adjusted downward at vesting and payout if (i) there has been a material downturn in financial performance or a material failure of managing risk, and (ii) if actual risk and performance outcomes are materially different from the assessments made at the time of grant; and
		—	a forfeiture and clawback policy which covers the CEO, members of the Group Executive, RBC executives and participants in the RBC Capital Markets Compensation Program. The policy includes a financial restatement trigger, applicable to the CEO and members of the Group Executive.
Payout of compensation is sensitive to the time horizon of risks	✓	To align compensation with the risk time horizon and motivate executives to create longer-term value, a significant portion of variable compensation must be deferred (at least 40% for Covered Employees and at least 70% for the CEO) and vests over three or four years.
	✓	We have share ownership requirements, which also extend into retirement for the CEO and members of the Group Executive (first two years for CEO; first year for Group Executive).
The mix of cash, equity and other forms of compensation is consistent with the alignment of risk	✓	A significant portion of pay at-risk is deferred to align compensation with the risk time horizon and to motivate executives to create longer-term value. The mix of compensation varies by executive level, reflecting the opportunity executives have to influence the performance of RBC.

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Compensation decision-making

Our annual process for determining compensation for executives includes the following steps:

The following section describes how this process is applied to the CEO and members of the Group Executive.

1	Establishing target compensation levels

Annually, we review the program design and pay levels of other financial institutions that represent our primary competitors for talent, to ensure that our programs remain market competitive. The Committee’s independent advisor, Hay Group, analyzes market information and assists the Committee in determining the appropriate benchmark compensation comparator groups for the CEO and members of the Group Executive. We also obtain market information from a number of other external consulting firms, including McLagan, Mercer and Towers Watson. Compensation information from public disclosures is also considered. In addition to providing market information, Towers Watson provides RBC management with information on executive compensation market practices.

The compensation comparator group

Annually, two comparator groups used for compensation purposes are reviewed and approved by the Committee: (i) the core compensation comparator group of Canadian financial institutions used to benchmark target compensation for the CEO and members of the Group Executive, and (ii) a reference comparator group used to provide additional context in setting the CEO’s pay. The business profile of RBC (i.e., size, business mix and scale of operations outside of the home country), our international growth strategy, as well as the associated talent requirements are considered as part of the Committee’s review.

The Committee considered the compensation market information for the core and reference comparator groups and concluded that 2012 target compensation levels for the CEO were appropriate, and that no changes would be made for 2013 (see “Target competitive positioning” below).

The Canadian financial institutions in the core comparator group are selected based on industry similarity and are also our primary competitors for talent. The following tables summarize the selection criteria for the core comparator group, and the resulting list of companies:

Selection criteria		Core comparator group
Head office location	Canada	Bank of Montreal Bank of Nova Scotia Canadian Imperial Bank of Commerce Manulife Financial Sun Life Financial Toronto-Dominion Bank
Line of business	Diversified banks and other financial institutions
Company size (financial criteria)	Meet criteria on at least one of the following measures (generally half to two times RBC): • revenue • assets • market capitalization

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The following tables summarize the selection criteria for the reference comparator group, and the resulting list of companies. The reference comparator group is used to provide additional context in setting the CEO’s pay levels against the core comparator group.

Selection criteria		Reference comparator group
Head office location	Outside of Canada	Barclays BNP Paribas Credit Suisse JP Morgan Chase National Australia Bank	PNC Financial U.S. Bancorp Wells Fargo Westpac Banking
Line of business	Diversified banks and other financial institutions
Key company characteristics	Relevant with respect to: • size • business mix • scale of operations outside of home country • financial condition

The following table summarizes how RBC ranks on size-based selection criteria against each group:

(C$ millions)	RBC	Core comparator group				Reference comparator group
		Median	RBC rank			Median	RBC rank
Revenue	$ 29,772	$ 19,921	2	}	of 7 companies	$ 23,682	5	}	of 10 companies
Total assets	$825,100	$459,417	1			$1,069,749	6
Market capitalization	$ 82,296	$ 35,091	1			$ 59,728	3

Source: Information is from public filings for the most recently reported four quarters, as at December 31, 2012.

Target competitive positioning

For the CEO, target total direct compensation is established early in the fiscal year to ensure competitiveness relative to the target total direct compensation of the core comparator group, taking into account the business profile of RBC, including the size of RBC and its diverse group of businesses and geographies relative to peers. As RBC is the largest of the core comparator companies based on total assets and market capitalization, and the second largest based on revenue, the Committee also tests pay decisions against comparable roles among the reference group companies, considering available information on relative size, business mix and performance.

After reviewing compensation information from the core and reference comparator groups and receiving advice from its independent advisor, the Committee determined that no changes would be made for 2013 and that establishing the target total direct compensation for the CEO above the median of the core compensation comparator group continues to be appropriate in light of the relative size and business mix of RBC. In considering the 2013 target total direct compensation for the CEO, the Committee noted the low level of differentiation in target and actual pay levels among our banking competitors whereas there are material differences in size and business mix.

Similar to the CEO, target total direct compensation for members of the Group Executive is established to be market competitive based on compensation levels for comparable roles in the core comparator group of Canadian financial institutions. While the reference comparator group is not considered when setting targets for members of the Group Executive, broad market information for financial institutions outside of Canada is provided to the Committee for additional context for select members with significant international responsibilities, including the Co-Group Heads of Capital Markets. Target total direct compensation for the CAO and CFO and the Group Head, Canadian Banking, is set against the core comparator group only. After reviewing compensation information from the core comparator group and additional market information as appropriate, as well as receiving advice from its independent advisor, the Committee sets the positioning of target total direct compensation for each member of the Group Executive relative to the core comparator group.

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How we compare against companies in our core compensation comparator group

Compensation comparator group
Company(1)	Revenue (millions)	Total assets (millions)	Net income (millions)	Market capitalization (millions)	Full-time equivalent employees (thousands)
Bank of Montreal	$16,130	$525,449	$4,189	$38,406	46.3
Bank of Nova Scotia	$19,701	$668,044	$6,466	$64,252	81.5
Canadian Imperial Bank of Commerce	$12,549	$393,385	$3,339	$31,776	42.6
Manulife Financial	$39,661	$274,998	$ 558	$21,600	26.4	(2)
Sun Life Financial	$20,141	$132,132	$ 725	$13,600	15.0	(2)
Toronto-Dominion Bank	$23,122	$811,106	$6,471	$74,400	79.0

Median of core comparator group	$19,921	$459,417	$3,764	$35,091	44.3
RBC	$29,772	$825,100	$7,539	$82,296	74.4
Rank	2	1	1	1	3
(1) Information is from public filings for the most recently reported four quarters, as at December 31, 2012.
(2) As at December 31, 2011.

Global financial performance comparator group

We compare our TSR to that of a global financial performance comparator group of companies (referred to as a “global peer group” in the 2012 Annual Report to Shareholders). This group is different from the core and reference compensation comparator groups since, although relevant from a financial performance perspective, not all of the companies in the group are considered relevant for compensation purposes due to their business profile, including the mix and scale of operations outside of their respective home countries, or compensation practices. The global financial performance comparator group is reviewed and approved by the board. To ensure alignment of compensation with the performance objectives of RBC, the global financial performance comparator group is used to determine the performance modifier for payouts under the PDSU Program (program details can be found on pages 37 and 38).

The global financial performance comparator group consists of the companies listed in the table below. There were no changes to the composition of this group for 2012 or 2013:

Canadian financial institutions	U.S. financial institutions	Global financial institutions
Bank of Montreal Bank of Nova Scotia Canadian Imperial Bank of Commerce Manulife Financial National Bank Power Financial Toronto-Dominion Bank	Bank of America Bank of New York Mellon JP Morgan Chase U.S. Bancorp Wells Fargo	BBVA (Spain) Barclays (U.K.) BNP Paribas (France) Credit Suisse (Switzerland) Deutsche Bank (Germany) National Australia Bank (Aus./N.Z.) Westpac Banking (Aus./N.Z.)

2	Setting target compensation mix and pay at-risk

Total direct compensation is comprised of base salary and performance-based incentive awards. The mix of compensation awards varies by role and executive level, reflecting the opportunity executives have to influence RBC performance. In determining the mix, we also consider market practices and our compensation principles, including how the elements of executive compensation align with longer-term shareholder value creation. A significant portion of the compensation executives receive is pay at-risk and a substantial percentage of pay at-risk is deferred in the form of equity-based incentive awards to align compensation with shareholder interests.

3	Establishing performance objectives

Early in the fiscal year, the Committee establishes and the board approves an appropriately balanced combination of financial, risk, strategic and operational performance objectives, as well as specific initiatives. Risk, strategic and operational objectives support the achievement of short and longer-term performance and reflect the view that a multi-faceted approach to performance ensures alignment with the interests of shareholders, clients, employees and communities, and sustainable

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value creation. The CEO establishes objectives for each member of the Group Executive, which are based on the same categories and reflect each member’s specific role and responsibilities. For an overview of the changes being made to the STI Program for 2013, including the introduction of explicit client objectives, please see pages 51 and 52.

For major compensation programs, including those in which the CEO and members of the Group Executive participate, stress testing is performed annually to assess how these programs might pay out under different scenarios of RBC performance. This ensures that programs pay out as intended, are aligned with our principle of pay for performance, and do not drive risk-taking in excess of the risk appetite of RBC. The performance scenarios, which range from poor to exceptional results, are reviewed by the Committee to consider the appropriateness of various potential outcomes.

4	Evaluating performance against objectives

The performance of the CEO and members of the Group Executive is assessed against the financial, risk, strategic and operational objectives that are established early in the fiscal year. Both RBC and business segment results are determined on the basis of net income against targets set for the STI program. The Committee evaluates the performance of the CEO relative to his objectives (the CEO does not participate in these discussions), and the CEO reviews performance evaluations for members of the Group Executive with the Committee.

5	Determining performance-based compensation awards

The Committee is responsible for recommending for board approval the short, mid and long-term incentive compensation to be awarded to the CEO and each member of the Group Executive. In making these decisions, the Committee reviews:

•	the evaluations of performance as noted in the section above;
•	market compensation information (compensation comparator groups);
•	available information regarding the relative financial performance of RBC;
•	each individual’s potential to contribute to the creation of longer-term shareholder value;
•	the CRO’s report regarding the incorporation of risk in incentive compensation decisions at the program and individual level; and
•	the advice of the Committee’s independent compensation advisor.

After considering these sources of input, the Committee provides recommendations to the board for compensation awards for the CEO. The Committee also provides recommendations to the board for compensation awards for members of the Group Executive following a review of the compensation recommendations provided by the CEO and the considerations outlined above.

The board believes the use of informed judgment, when determining final compensation, is critical to ensure that awards appropriately reflect risk as well as other unexpected circumstances that may arise during the year, and to eliminate the possibility of large unintended awards determined solely by formula.

6	Back-testing compensation

Compensation for the CEO is “back-tested.” Back-testing involves reviewing the current value of performance-based incentive awards granted over the CEO’s tenure (see page 45 for a summary of the most recent five years) to assess if compensation outcomes have been aligned with RBC performance. The assessment uses the value of the short and mid-term incentives at the time of payout, the in-the-money value of the long-term incentives at the time of exercise, and the value of unvested mid and long-term incentive awards at the date of the test. Performance-based incentive awards granted to the named executive officers were also back-tested in 2012 to assess the alignment of award outcomes with RBC performance.

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Components of executive compensation for 2012

Executive compensation includes base salary, performance-based incentive awards, pension, benefits and perquisites. We regularly review these components to ensure they continue to align with our compensation principles and market practices. The illustration below outlines the base salary and performance-based components of the executive compensation program, as well as the target compensation mix for the CEO and members of the Group Executive, excluding the Co-Group Heads of Capital Markets (which are outlined on page 37), and the proportions of pay and payout at-risk and deferred pay.

Position	Base salary	Performance-based compensation			Pay / payout at-risk (as a % of total direct compensation)	Deferred compensation (as a % of variable compensation)
		Annual variable short-term incentive	Equity vehicles
			Performance deferred share units	Stock options
	Provides a base level of income	Rewards individual and business segment / overall RBC performance for the year	Rewards individual performance and contribution to the medium-term performance of RBC	Rewards individual performance and contribution to the long-term performance of RBC
Proportion of target total direct compensation
President and CEO	13%	20%	53%	13%	87%	77%
Group Executive	15 – 20%	19 – 25%	44 – 52%	11 – 13%	80 – 85%	69 – 77%

Pay at-risk (at grant)		✓	✓	✓
Payout at-risk (at vesting)			✓	✓

Base salary

Base salary provides a base level of income reflecting each executive’s level of responsibility, capabilities and experience in the context of the market. Base salaries are reviewed annually, and increases are generally granted when an executive assumes increased responsibilities or significantly deepens knowledge and expertise. Base salaries may also be revised when there is a material change in the compensation levels of comparable roles in the compensation comparator group.

Performance-based awards

The annual, mid and long-term incentive programs are based on individual, business segment and overall RBC performance. The mid and long-term incentive programs are equity-based. The annual incentive program is cash-based; however, it provides executives with the option of deferring all or part of their awards under the Deferred Share Unit Program (see page 37 for more information).

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CEO and members of the Group Executive (excluding the Co-Group Heads of Capital Markets)

The table below summarizes the key design features of the annual, mid-term and long-term incentive programs for the CEO and members of the Group Executive, excluding the Co-Group Heads of Capital Markets (which are outlined on page 37):

Key features	Annual variable Short-Term Incentive Program	Mid-term incentives		Long-term incentives
Form of award	Annual cash bonus	Performance deferred share units(1) (80% of equity incentives granted)		Stock options (20% of equity incentives granted)
Performance period	12 months	3 years		Up to 10 years
Grant / award determination	Based on target total compensation levels

Target award levels based on competitive market. Value of awards may vary from target based on diluted EPS growth, ROE, strong capital ratios, and the dividend payout ratio.

The value of awards granted may also vary from target following a review of key risk factors, completed by the CRO. If required, the CRO will make recommendations to the Committee for adjustments.

Performance measures

Financial measures (60% weight)

Corporate and business segment: net income vs. plan (as established for the STI Program)

Consideration also given to economic and market assumptions used in the planning process and whether actual conditions differ from those assumptions

	Risk, strategic and operational measures (40% weight) Corporate and individual goals: • Risk management • Strategy execution • Client satisfaction • Talent management • Brand and • reputation	RBC share price performance, and Relative TSR (change in RBC share price and dividends vs. global financial performance comparator group)		RBC share price performance
		Relative TSR performance Top quintile 2nd quintile 3rd quintile 4th quintile Bottom quintile {	Modifier +25% of target +10% of target 100% of target -10% of target -25% of target -100% of target*
Awards will fluctuate in value not only as a result of the application of the modifier, as noted above, but as a result of changes in the share price of RBC. Performance in lower quintiles will generally correspond to a decline in share price, which will result in a reduced payout, and conversely, performance in higher quintiles will generally correspond to an increase in share price, which will result in a higher payout.

* Zero payout if (i) 3-year TSR is in bottom quintile

* of global financial performance comparator

* group and (ii) 3-year average ROE is below

* performance threshold (10% for awards granted

* in 2012).

Vesting	Not applicable (paid following the end of the fiscal year)	100% vests after 3 years		• 50% vests after 3 years • 50% vests after 4 years
Performance adjustments

•    Awards may be adjusted downward at vesting and payout if there has been a material downturn in financial performance or a

•    material failure in managing risk, and if actual risk and performance outcomes are materially different from the assessments

•    made at the time of grant. Adjustments are recommended by the Committee and approved by the board.

•    Clawback of cash bonus in the event of financial restatement as outlined in the RBC Policy on Forfeiture and Clawback.

(1)	In 2009, the CEO and certain members of the Group Executive also received restricted share units under the RBC Share Unit Program. These awards vest in full at the end of three years in accordance with terms established at the time of grant.

Annual variable Short-Term Incentive Program for the CEO and members of the Group Executive (excluding the Co-Group Heads of Capital Markets)

The annual variable STI Program rewards individual, business segment and overall RBC performance. All executives participate in this program, excluding executives in Capital Markets who participate in the RBC Capital Markets Compensation Program. For the CEO and members of the Group Executive, performance is measured against financial objectives, as well as risk, strategic and operational objectives. Achievement of the financial objectives component is determined on the basis of net income results, assessed in the context of economic and market assumptions used in the planning process, as established early in the fiscal year. Target award levels, based on a percentage of base salary, are established and payouts can range from zero to a maximum of 2.5 times the target. Changes to the STI Program for 2013 are outlined on pages 51 and 52.

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Why we use:

Net income (RBC and business segment)

Net income provides a comprehensive measure of the overall performance of RBC in the fiscal year, and on a comparable-year basis. Net income is relevant across business segments, and offers good line of sight and common focus for all program participants to drive in-year and sustainable growth.

Annual incentive compensation program for the Co-Group Heads of Capital Markets

The table below summarizes the key design features of the Capital Markets Compensation Program:

Key features	Capital Markets Compensation Program
Performance period	12 months
Bonus pool funding

•     Primarily Capital Markets’ earnings before taxes, which includes cost of funds, provisions for credit losses and marked-to-market adjustments. Also includes a potential adjustment to reflect overall RBC performance using measures from the STI Program.

•     The CRO reviews the bonus pool to determine whether additional adjustments for risk are appropriate, reviews the assessment with the CRMOC and makes recommendations to the Committee. The Committee recommends the bonus pool to the board for approval.

Individual performance	Co-Group Heads are assessed against financial objectives as well as risk, strategic and operational objectives, in a similar manner to other members of the Group Executive; awards may be adjusted by the Committee to reflect risk. Target compensation levels are not established for the Co-Group Heads as individual incentive awards are discretionary. In establishing compensation levels for the Co-Group Heads, the Committee considers the compensation market information for the core comparator group. The Committee also considers performance and compensation information for the broad market of financial institutions outside of Canada for additional context given the breadth and global scope of our Capital Markets business.
Form of awards (for Co-Group Heads)	Cash bonus (35% of variable compensation)	Deferral of cash award in equity plans (65% of variable compensation); comprised of: • Performance deferred share units (80%) • Stock options (20%)
Performance adjustments

•     Awards may be adjusted downward at vesting and payout if there has been a material downturn in financial performance or a material failure in managing risk, and if actual risk and performance outcomes are materially different from the assessments made at the time of grant. Adjustments are recommended by the Committee and approved by the board.

•     Clawback of cash bonus if financial restatement as outlined in the RBC Policy on Forfeiture and Clawback.

Voluntary deferral of short-term incentive awards

Purpose	The Deferred Share Unit Program provides the opportunity to receive 100%, or a portion (25%, 50% or 75%), of the short-term incentive award in RBC deferred share units rather than cash, redeemable only upon retirement, resignation or termination of employment with RBC.
Eligibility	All executives may participate.
Determining the number of units	When the short-term incentive award is made, the portion elected is converted to deferred share units based on the average closing market price of RBC Common Shares on the Toronto Stock Exchange (TSX) for the five trading days prior to the fiscal year-end. Deferred share units earn dividend equivalents in the form of additional deferred share units.
Redeeming awards	When redeemed, deferred share units are valued at the average closing price of RBC Common Shares on the TSX for the five trading days prior to the redemption date.

Mid and long-term incentives

The CEO and members of the Group Executive are eligible to receive mid and long-term incentive awards annually. Award targets are set in reference to market compensation information from the core comparator group companies, and for the CEO and members of the Group Executive (excluding the Co-Group Heads of Capital Markets), target levels are approved on an annual basis. Previously granted mid and long-term incentive awards are not taken into consideration when award levels are established.

Under the PDSU Program, awards are granted in the form of RBC share units that earn dividend equivalents. The number of units granted is based on the dollar value of the award and the average closing price of RBC Common Shares on the TSX for the five trading days immediately preceding the grant date. Their value upon vesting equals the average closing price of RBC Common Shares on the TSX for the five trading days immediately preceding the vesting date.

Under the Stock Option Plan, the number of options granted is based on the dollar value of the award and the average closing price of RBC Common Shares on the TSX for the five trading days immediately preceding the grant date. The stock option compensation value is determined using the Black-Scholes option pricing model.

38	Royal Bank of Canada

Potential adjustments to awards at grant

Mid and long-term incentive programs and the granting of individual awards are aligned with our goal of maximizing shareholder returns over the medium term and reflect a longer-term view of strong and consistent financial performance.

In view of this goal, the Committee considers financial performance measures used to measure RBC’s progress against our medium-term TSR objective, which may result in the value of awards varying from target. Measures include diluted EPS growth, ROE, strong capital ratios and the dividend payout ratio.

The value of awards granted may also vary from target following a review of key risk factors, completed by the CRO, to identify significant quantitative and qualitative risks that should be taken into account in determining variable compensation awards. If required, the CRO will make recommendations to the Committee for adjustments (see page 29 for more information).

Potential adjustment to awards at vesting

Awards under the mid and long-term incentive programs are fully at-risk and subject to adjustment at vesting and payout, on the basis of:

•

RBC performance: award outcomes reflect changes in RBC share price (for performance deferred share units, RBC share units, and stock options) and the three-year TSR performance of RBC relative to the global financial performance comparator group (for performance deferred share units). For the CEO and NEOs, there will be zero payout if three-year TSR is in the bottom quintile of our global financial performance comparator group and three-year average ROE is below a performance threshold (10% for awards granted in 2012) (for performance deferred share units). Performance in lower quintiles will generally correspond to a decline in share price, which will result in a reduced payout, and conversely, performance in higher quintiles will generally correspond to an increase in share price, which will result in a higher payout; and

•

risk and performance outcomes: the vesting and payouts of deferred compensation awards are subject to review by the CRO and CRMOC. The value of vesting awards can be adjusted downward if there has been a material downturn in financial performance or a material failure of managing risk, and if actual risk and performance outcomes are materially different from the assessments made at the time of grant.

The Committee reviews the risk and performance considerations outlined above and may use its informed judgment to recommend to the board adjustments to awards at either grant or payout, including a zero payout.

Why we use:

Strong capital ratios

Strong capital ratios (as measured by Tier 1 capital ratio and Common Equity Tier 1 ratio) are a core measure of our financial strength and relevant in assessing our performance. Strong capital ratios, along with high returns over the short and longer term, reflect management’s ability to balance risk and returns while providing a prudent cushion to absorb shocks.

Effective fiscal 2013, we will evaluate our Common Equity Tier 1 ratio under the new Basel III framework and remove the Tier 1 capital ratio from our objectives.

Total shareholder returns (TSR)

TSR aligns to our three strategic goals (see page 39) and we believe it represents the most appropriate measure of shareholder value creation. TSR is a concept used to compare the performance of our common shares over a period of time, reflecting share price appreciation and dividends paid to common shareholders. Relative TSR reflects the market’s perception of our overall performance relative to our peers over a period of time.

Earnings per share (EPS)

EPS reflects our net income available to common shareholders based on the weighted average number of common shares outstanding for the period. EPS reflects management’s ability to deliver profitability to our shareholders over a period of time.

Changes to the mid and long-term incentive programs for 2012

The committee recommended and the board approved changes to the mid and long-term incentive plans, effective for the grants made in December 2012. They are as follows:

•

the equity incentive mix was changed for the CEO and members of the Group Executive such that the proportion of equity incentive awards granted in stock options decreased from 25% to 20% while the proportion granted in performance deferred share units increased from 75% to 80%. This change is aligned with a broad market trend to reduce stock options and to reduce overall program leverage;

•

subject to the discretion of the Committee and the board, the range of potential adjustments to mid and long-term incentive awards, from target levels, can range from a 100% decrease, which may therefore result in a zero payout, to an increase of up to 25%; and

Royal Bank of Canada	39
•

the Committee also reviewed the design of the PDSU Program and concluded that it remains consistent with practices among companies in the core compensation comparator group and is aligned with effective compensation risk management practices.

Share ownership requirements

The CEO and members of the Group Executive are required to maintain a defined level of share ownership, which extends into retirement, for a specified period of time. Share ownership requirements can be met through personal holdings, shares accumulated under our employee share ownership plans, and share units held under our equity incentive programs, other than the RBC Stock Option Plan. Employees who are promoted to RBC executives or managing directors in Capital Markets have three years to meet the minimum requirement, while those who are recruited externally have five years.

Minimum share ownership requirements by level
RBC	Multiple of the last three years’ average base salary			Post-retirement
CEO	8x			2 years
Group Executives (excluding Co-Group Heads, Capital Markets)	6x			1 year
Executive Vice-Presidents	3x			N/A
Senior Vice-Presidents	2x			N/A
Vice-Presidents	1x			N/A
Capital Markets	Multiple of the last three years’ average base salary	+	Multiple of the last three years’ average annual cash bonus	Post-retirement
Co-Group Heads	2x	+	2x	1 year
Members of the Operating Committee	1.5x	+	1.5x	N/A
Managing Directors	1.5x	+	N/A	N/A

2012 RBC performance and compensation awards

NEO incentive awards overview

We believe that a multi-faceted approach to evaluating performance, which takes into account both financial and non-financial measures, provides the Committee with a fair, comprehensive and balanced way to assess the NEOs’ overall leadership and management performance in the context of our three strategic goals:

1.	In Canada, to be the undisputed leader in financial services;
2.	Globally, to be a leading provider of capital markets and wealth management solutions; and
3.	In targeted markets, to be a leading provider of select financial services complementary to our core strengths.

NEOs are assessed against the overall performance of RBC with a particular focus on maximizing shareholder returns through the achievement of top quartile TSR over the medium term (three to five years), which we believe reflects an appropriate view of strong and consistent financial performance.

The table below outlines the measures considered by the Committee in determining recommendations for the NEOs’ short, mid and long-term incentive programs. Early in the fiscal year, the board establishes financial, risk, strategic and operational objectives for the STI Program. These objectives support the achievement of our strategic goals over the medium term.

Annual variable Short-Term Incentive Program		Mid and long-term incentive programs (at grant)		Mid and long-term incentive programs (at vesting)
(i) (ii)	Net income versus objectives set for the incentive program; and Risk, strategic and operational objectives, and specific initiatives approved by the board.	(i)	Overall performance of RBC. This includes diluted EPS growth, ROE, strong capital ratios, and the dividend payout ratio, which are used to measure our progress against our medium-term TSR objective.	(i) (ii)

Change in RBC share price; and

For the mid-term incentive program, relative TSR over the three-year time horizon following the date of grant (compared to our global financial performance comparator group).

When determining final compensation, the board may apply its informed judgment to adjust the value of awards. This use of discretion is critical to ensure that awards appropriately reflect risk as well as other unexpected circumstances that arise during the year, and to eliminate the possibility of large unintended awards determined solely by formula.

40	Royal Bank of Canada

RBC 2012 annual variable incentive program objectives

For 2012, the net income objective for the annual variable STI Program was approved by the board early in the fiscal year on a continuing operations basis. The Committee considered both net income, which includes the results of our discontinued operations, and net income from continuing operations (see the 2012 Annual Report to Shareholders for more information) in determining the compensation recommendations for the financial component of STI awards. In light of the comprehensive nature of Group Executive roles and given that there was no material difference between the two measures for 2012, and to be consistent with 2011, the Committee considered primarily net income (objective of $7,383 million for 2012), and established the STI net income objective for 2013 on that basis.

Achievement of the non-financial component of STI awards is based on the Committee’s assessment of performance against the risk, strategic and operational objectives, which are also established early in the fiscal year.

2012 total direct compensation decisions

The following table shows the total direct compensation that was awarded to the NEOs in calendar 2012, including the proportion of pay at-risk and deferred performance-based pay.

		Performance-based incentive awards
		Short-term incentive(1)	Mid-term incentive(2)	Long-term incentive(2)
Named executive officer	Base salary	Cash	Performance deferred share units	Stock options	Total direct compensation	Pay at-risk	Deferred performance- based pay
G.M. Nixon	$1,500,000	$2,850,000	$6,600,000	$1,650,000	$12,600,000	88%	74%
J.R. Fukakusa	$650,000	$1,190,000	$2,200,000	$550,000	$4,590,000	86%	70%
D.I. McKay	$650,000	$1,450,000	$2,420,000	$605,000	$5,125,000	87%	68%
A.D. McGregor	$500,000	$3,465,000	$5,148,000	$1,287,000	$10,400,000	95%	65%
M.A. Standish(3)	$499,500	$3,461,535	$5,142,852	$1,285,713	$10,389,600	95%	65%

(1)	The amounts include cash and/or deferred share units for executives who voluntarily chose to receive their 2012 annual variable short-term incentive/annual cash bonus in deferred share units.
(2)	For an explanation of how performance deferred share units and the stock options are valued, please refer to page 37.
(3)	Mr. Standish is based in New York and is paid in U.S. dollars. Mr. Standish’s U.S. dollar compensation has been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$0.9990 as at October 31, 2012.

Details of CEO 2012 performance and compensation

Gordon M. Nixon

President and Chief Executive Officer

Mr. Nixon is responsible for the overall leadership and management of RBC. As the CEO, he sets the strategic direction and drives total performance consistent with the interests of shareholders, customers, employees and other stakeholders. Results are delivered through successful execution of strategy, while maintaining a strong capital position and prudent risk management. Mr. Nixon’s overall stewardship responsibilities include setting the right “tone at the top” through leadership actions that exemplify RBC values, the development of leadership talent and strengthening the RBC brand, to ensure that the organization continues to generate sustainable shareholder value in the future.

Performance outcomes

Mr. Nixon continues to be one of the most respected CEOs among his global peers. In 2012, despite a challenging global environment, RBC delivered record earnings driven by strong volume growth across most of our Canadian banking businesses, higher fixed income trading and corporate and investment banking results, and improved claims experience in Insurance. RBC gained market share, deepened client relationships and invested in building franchises in Canada and globally. Canadian Banking had the best efficiency ratio among Canadian peers and volume growth that was ahead of our peer average. Capital Markets achieved net income growth that exceeded growth among our Canadian competitors. Mr. Nixon executed successfully against key strategic initiatives, including the acquisition of the remaining 50% stake in our joint venture RBC Dexia Investor Services Limited (RBC Dexia), which gave RBC full ownership of a top 10 global player in institutional investor services, as well as entering into the agreement to buy the Canadian auto finance and deposit business of Ally Financial Inc. (expected to close in the first calendar quarter of 2013 and subject to customary closing conditions), which will position us as a leader in Canadian auto financing. Through consistent execution of our diversified business strategy, and a balanced focus on the interests of all stakeholders including shareholders, clients, employees and communities, Mr. Nixon has continued to position RBC to deliver on our long-term strategy and generate sustainable value.

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The following tables summarize Mr. Nixon’s 2012 performance objectives and achievements against those objectives.

2012 financial objectives and results

STI Program measures – net income	Overall assessment: met (+) objectives

($ millions, except percentage amounts)

Measure	Objective	Actual	Actual vs. objective	2012 vs. 2011	Achievement
Consolidated	$7,383	$7,539	2.1%	17.0%	✓ Met (+)
Continuing operations	$7,498	$7,590	1.2%	8.9%	✓ Met (+)

Mid and long-term incentive program measures

We measure progress against our medium-term objective of top quartile TSR through the following financial objectives, and therefore our performance against these financial objectives are the primary consideration in the determination of mid and long-term incentive awards versus target levels:

Measure	Objective	2012 results		Achievement
		Consolidated	Continuing operations
Diluted EPS growth	7%+	17.7%	9.0%	✓ Exceeded
ROE	18%+	19.3%	19.5%	✓ Exceeded
Tier 1 capital(1) Common Equity Tier 1(1)	Strong capital ratios	13.1% 10.5%	N/A	✓ Met
Dividend payout ratio	40% – 50%	46%	45%	✓ Met

(1)	Basel II; effective November 1, 2012, we will evaluate our Common Equity Tier 1 ratio under the new Basel III framework and remove the Tier 1 capital ratio from our objectives.

Relative TSR reflects our performance against our global financial performance comparator group; 3 year TSR performance on this measure drives the payout modifier upon vesting of performance deferred share units under the mid-term incentive program:

Three and five-year average annual TSR vs. peer group average
	Three-year TSR(1)	Five-year TSR(1)
Royal Bank of Canada	5% 2nd quartile(2)	5% Top quartile(2)
Peer group average (excluding RBC)	1%	–5%

(1)	The three and the five-year average annual TSR are calculated based on our common share price appreciation plus reinvested dividend income for the period October 31, 2009 to October 31, 2012 and October 31, 2007 to October 31, 2012, respectively, based on information as disclosed by Bloomberg L.P.
(2)	Rank measured relative to our global financial performance comparator group, as described on page 33.

Risk, strategic and operational objectives	2012 results	Overall assessment: exceeded objectives

Risk management
• Manage enterprise risk profile within defined risk appetite.	✓	• Continued to take steps to de-risk balance sheet and maintained a strong capital position.
• Maintain strong Tier 1 capital ratio.	✓ ✓

•        Maintained strong Tier 1 capital ratio at 13.1%.

•        As at October 31, 2012, our estimated pro-forma Basel III Common Equity Tier 1 ratio on a fully implemented basis would exceed the 2013 target set by the Office of the Superintendent of Financial Institutions (see the 2012 Annual Report to Shareholders for more information).

• Maintain “AA range” ratings or better (Moody’s and Standard & Poor’s (S&P)).	✓

•        Senior debt ratings remain among the highest of financial institutions globally. Rated Aa3 (stable) by Moody’s, AA- (negative) by S&P(1) and AA (stable) by Fitch Ratings. Downgrade from Aa1 to Aa3 by Moody’s, which was expected, consistent with the Moody’s announcement in February 2012 that it was reviewing the ratings of 17 firms with global capital markets activities, including RBC.

(1)	On December 13, 2012 S&P affirmed its long and short-term issuer credit ratings on RBC, and also revised RBC’s outlook to stable from negative.

42	Royal Bank of Canada

Strategy execution and client satisfaction

•        Extend leadership position in Canadian Banking and strengthen client satisfaction and loyalty.

¡      Rank #1 or 2 in market share for all consumer and business product categories.

¡      Rank #1 or 2 in Ipsos Customer Service Index.

¡      Maintain #1 rank in cross-selling (Ipsos Canadian Financial Monitor survey).

✓ ✓ ✓ ✓ ✓

•        In Canada, extended lead by winning market share and growing earnings faster than peers. Named “Best Retail Bank in North America” by Retail Banker International in 2012.

•        Ranked #1 or 2 in market share in all personal banking products and #1 in business product categories.

•        Achieved #1 or 2 ranking in all 11 categories of the Best Banking Awards, including retaining # 1 ranking in “Likelihood to Recommend,” a key industry metric.

•        Highest in cross-sell – 16% of Canadian Banking clients have products in at least three key categories with Canadian Banking vs. industry average of 11%.

•        Announced agreement to acquire the Canadian auto finance and deposit business of Ally Financial Inc. (expected to close in the first calendar quarter of 2013 and subject to customary closing conditions), which will position RBC as a leader in Canadian auto financing.

• Positive trending in “Likelihood to Recommend” (Market Probe Canada) in Insurance business.	✓

•        Insurance business achieved highest ever scores for “Likelihood to Recommend” and “Ease of Doing Business.” Integrated retail insurance branches and career sales force to facilitate delivery of advice-based solutions and enhance the client experience.

•        Achieve profitable growth in Wealth Management globally.

¡      Wealth Management – Maintain # 1 high net worth market share in Canada (Investor Economics) and top 10 global wealth manager (Scorpio).

¡      #1 market share in Canada in Asset Management (Investment Fund Institute of Canada).

✓ X ✓ ✓

•        Wealth Management extended leadership position in Canada.

•        Progress against growth objectives was impacted by uncertain markets and the low interest rate environment.

•        Ranked #1 in Canada with 18% high net worth market share vs. 17% in 2011. Ranked #6 global wealth manager by assets.

•        Global Asset Management continued to lead mutual fund industry with 14.6% market share, up 24 bps year-over-year and led Canadian market, capturing over 23% of long-term fund sales.

• Achieve profitable growth in Capital Markets globally. ¡ Capital Markets – Maintain leadership position in investment banking in Canada and be in the top 15 globally (Dealogic).	✓ ✓ ✓

•        Achieved record results in Capital Markets and advanced strategy to shift balance from trading to more lending and traditional investment banking activities.

•        Best Investment Bank in Canada across Equity, Debt and Mergers & Acquisitions for the fifth consecutive year (Euromoney).

•        Ranked as the 10th largest investment bank by fees, up from 12th last year and largest increase in investment banking wallet share among top 25 global banks (from 1.8% to 2.5% in one year – Dealogic).

• Improve operating performance of underperforming businesses.	✓ ✓

•        Closed the sale of our U.S. regional retail bank (announced in 2011) and successfully transitioned clients to new U.S. cross-border banking platform.

•        Acquired the remaining 50% stake in RBC Dexia, and created a new business segment, Investor & Treasury Services, to better serve institutional clients and grow the business.

• Manage costs relative to revenue growth.	✓	• Continued to manage costs through a multi-year cost management initiative to improve efficiency across the enterprise.
Talent management and culture
• Ensure leadership bench strength, diversity and succession for key leadership roles.	✓ ✓

•        Leadership bench strength deepened through internal moves and key external hires. Expanded mandates of numerous senior leaders, aligned with development objectives.

•        Among the big five banks in Canada, maintained #1 position for representation of women and visible minority executives (employment equity report). Mr. Nixon was recognized as 2012 Catalyst Canada Honouree for leadership in the advancement of women.

• Maintain high employee engagement and exceed “Towers Watson North American High Performance Companies” norm.	✓	• Employee engagement remained strong and continued to exceed the “Towers Watson North American High Performance Companies” norm.
• Be an employer of choice – strengthen in Canada and develop internationally.	✓

•        Continued recognition as employer of choice – Canada’s Top 100 Employers (Mediacorp) and Best Workplaces in Canada (Great Place to Work Institute and The Globe and Mail) and Most Admired Corporate Cultures (Waterstone Human Capital).

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Brand and reputation management

•        Maintain top tier brand in Canada and build recognition internationally.

¡     #1 or #2 brand in Canada and top 30 Financial Institutions globally (Brand Finance).

¡     Inclusion on Dow Jones Sustainability Indices and Canada’s Best 50 Corporate Citizens (Corporate Knights).

¡     Continue to be a leader in corporate citizenship and community engagement.

✓ ✓ ✓ ✓ ✓

•        Named most valuable brand in Canada and in top 30 Financial Institutions globally.

•        Global brand campaign, “There’s Wealth in Our Approach,” enhanced global awareness of RBC Wealth Management; strengthened by partnership on World and Asia Pacific Wealth Reports.

•        Included in Dow Jones Sustainability Indices (World Index & North American Index), Canada’s Best 50 Corporate Citizens, and Global 100 Most Sustainable Corporations.

•        Continued recognition for leadership in corporate citizenship and community initiatives in Canada and internationally (e.g., RBC Blue Water Project, RBC Children’s Mental Health Project, RBC Race for Kids events in New York and London, Diversity).

•        Launched Social Finance Initiative to fund organizations and entrepreneurs to facilitate solutions to social and environmental challenges.

CEO short, mid and long-term incentive awards granted for 2012

Annual variable Short-Term Incentive Program award

As noted on pages 33 and 34, the annual variable STI Program award for the CEO and other members of the Group Executive is based on both financial and non-financial results against objectives established at the commencement of the year. In determining the STI award for Mr. Nixon, the Committee considered the following assessment:

Objective	Basis of assessment	Summary	Decision
Financial objectives (60%)

Primarily net income (including the results of our discontinued operations, consistent with 2011), although net income from continuing operations was also considered.

The degree to which risk was fully incorporated in the financial results for compensation purposes, as assessed by the CRO and reported to the Committee.

In 2012, RBC achieved record earnings of $7.5 billion, up 17% from 2011 (as reported under International Financial Reporting Standards (IFRS), adopted on November 1, 2011), exceeding the STI Program objective by $156 million (2.1%). Strong volume growth across most of our Canadian banking businesses, higher fixed income trading and corporate and investment banking results, and improved claims experience in Insurance drove our strong earnings this year. This was achieved despite economic headwinds facing the global banking industry. Key growth and other economic variables proved to be unfavourable versus the assumptions underlying the RBC STI net income objective, further highlighting the accomplishment for the year.

The Committee was advised by the CRO that there were no additional specific risks associated with the risk profile of RBC that warranted an adjustment for compensation purposes.

Our net income in 2011, as considered by the Committee in recommending variable compensation for that year, was $4.9 billion, as reported under Canadian generally accepted accounting principles (Canadian GAAP) prior to the transition to IFRS. This net income figure fully reflected the impact of a write-down in goodwill and intangibles made in conjunction with the sale of our U.S. regional retail banking operations, and resulted in a bonus equal to 50% of target for the portion of Mr. Nixon’s STI relating to financial performance. Under IFRS, the impact of this write-down was not reflected in the 2011 results and the higher reported net income of $6.4 billion may have led to an STI award closer to target.

On the Committee’s advice, the board awarded Mr. Nixon an award of $1,500,000 (11% above target) for the portion of his STI relating to financial performance in light of performance over the net income objective achieved in a challenging environment, and the unfavourable conditions versus the assumptions used in setting the net income objective.

The year-over-year change for this portion of Mr. Nixon’s award reflects both the strong net income performance in 2012 and an award value in 2011 that was significantly reduced by the board based on the net income results reported under Canadian GAAP.

Risk, strategic and operational objectives (40%)	Non-financial objectives to ensure the alignment of compensation with the interests of stakeholders including shareholders, clients, employees and communities.

In 2012, Mr. Nixon exceeded the risk, strategic and operational objectives overall (met or exceeded in each performance category) established by the Committee. Under his leadership, progress was made in reducing risk on the balance sheet and we maintained our strong capital position. RBC continued to demonstrate success in building and leveraging the RBC brand, client loyalty and a highly engaged and diverse employee base, to win new business and further extend the Bank’s leadership position. Mr. Nixon also led RBC in successfully executing a number of key transactions to further transform and position the Bank for continued growth and profitability.

On the Committee’s advice, the board awarded Mr. Nixon an award of $1,350,000 (50% above target) for the portion of his STI relating to risk, strategic and operational objectives, in light of his performance.

On the Committee’s advice, the board awarded Mr. Nixon a total STI award of $2,850,000.

44	Royal Bank of Canada

Mid and long-term incentive awards

Objective	Basis of assessment	Summary	Decision
Progress against our medium-term top quartile TSR objective	• Diluted EPS growth, • ROE, • Strong capital ratios, • Dividend payout ratio. Assessment of risk by the CRO (conducted concurrently with the review of STI awards).

As noted on page 41, performance of RBC on all these metrics met or exceeded objectives, and the board also noted that this was achieved in a challenging environment and unfavourable conditions versus the assumptions used in setting these objectives.

The Committee was advised by the CRO that there were no additional specific risks associated with the risk profile of RBC that warranted an adjustment for compensation purposes.

On the Committee’s advice, the board awarded Mr. Nixon a combined mid and long-term incentive award of $8,250,000 (10% above target), delivered in the form of performance deferred share units (80%) and stock options (20%).

The following table summarizes the compensation decisions for 2012 and 2011, as approved by the board.

Total direct compensation

	2012			2011	2012 pay mix
	Target	Actual		Actual
	($)	($)	Variance from target	($)
Base salary	1,500,000	1,500,000	–	1,500,000
Short-term incentive (STI)
Financial objective: RBC (60%)	1,350,000	1,500,000	11%	675,000
Risk, strategic and operational objectives (40%)	900,000	1,350,000	50%	1,075,000
Total	2,250,000	2,850,000	27%	1,750,000
Mid and long-term incentives
Performance deferred share units (PDSUs)	6,000,000	6,600,000	10%	5,137,500
Stock options (Options)	1,500,000	1,650,000	10%	1,712,500
Total direct compensation	11,250,000	12,600,000	12%	10,100,000

CEO compensation for 2013

As noted on page 32, no changes were made to Mr. Nixon’s target total direct compensation for 2013.

Share ownership

Value of shareholdings as at October 31, 2012(1)					Total holdings	Ownership requirement	Achievement of requirement
Performance deferred share units	Restricted share units	Deferred share units(2)	RESSOP/ DSSP	Personal holdings
					46.5 x average salary	8 x average salary
$15,413,891	$2,299,056	$9,507,828	$2,063,451	$38,685,947	$67,970,173	$11,689,051	Exceeds

(1)	Values are based on $56.94, the closing price of RBC Common Shares on the TSX on October 31, 2012.
(2)	Reflects the value of annual short-term incentive awards that Mr. Nixon previously voluntarily deferred as share units.

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CEO compensation: 2008 – 2012

The following table compares the grant date value of compensation awarded to Mr. Nixon with the actual value that he has received from his compensation awards during the past five years. The actual compensation values include salary and cash incentive payments, as well as the value at vesting of share units granted (or current value for units that are outstanding), the value of stock options exercised during the period, and the value of in-the-money stock options that remain outstanding.

Year	Total direct compensation awarded(1) (millions)	Actual total direct compensation as at December 31, 2012 (millions)		Period	Value of $100
					Mr. Nixon(3)	Shareholders(4)
2008	$ 8.7	$ 3.8	(2)	10/31/07 to 12/31/12	$ 43	$131
2009	$10.4	$ 9.4		10/31/08 to 12/31/12	$ 91	$151
2010	$11.0	$10.4		10/31/09 to 12/31/12	$ 95	$123
2011	$10.1	$11.1		10/31/10 to 12/31/12	$110	$119
2012	$12.6	$11.3		10/31/11 to 12/31/12	$ 89	$128
				Average	$ 86	$130

(1)	Includes salary and variable compensation awarded at year-end in respect of performance during the year.
(2)	2008 actual total direct compensation reflects Mr. Nixon’s personal decision to relinquish equity awards with a grant date fair value of $4,950,000 (included in total direct compensation awarded value for 2008).
(3)	Represents the actual value to Mr. Nixon for each $100 awarded in total direct compensation during the fiscal year indicated.
(4)	Represents the cumulative value of a $100 investment in RBC Common Shares made on the first trading day of the period indicated, assuming reinvestment of dividends.

Details of other NEO 2012 performance and compensation

Janice R. Fukakusa

Chief Administrative Officer and Chief Financial Officer

Ms. Fukakusa is responsible for setting the strategic direction for financial management, as well as technology and operations management, consistent with RBC’s overall strategic direction. She provides leadership of Finance, Corporate Treasury, Technology and Operations, Enterprise Services, and the Law Group. In addition, Ms. Fukakusa chairs RBC’s Group Operating Committee, which is responsible for the integration of governance and oversight of day-to-day functional, operating and technology activities across RBC.

RBC financial performance
•	2012 RBC net income of $7,539 million (STI Program objective of $7,383 million); up 17% from 2011.
•	2012 RBC net income from continuing operations of $7,590 million (STI Program objective of $7,498 million); up 9% from 2011.

Risk, strategic and operational performance

•	Ms. Fukakusa continued to provide strong leadership as CAO and CFO and as the Chair of RBC’s Group Operating Committee and has been a significant contributor to the overall results of RBC.
•

Played a key leadership role on a number of strategic initiatives such as the closing of the sale of our U.S. regional retail banking operations (announced in 2011) transitioning clients to the new U.S. cross-border banking platform and the acquisition of the remaining 50% stake in our joint venture RBC Dexia.

•

RBC maintained a strong capital position—Tier 1 capital ratio of 13.1%; as at October 31, 2012, our estimated pro-forma Basel III Common Equity Tier 1 ratio on a fully implemented basis would exceed the 2013 target set by the Office of the Superintendent of Financial Institutions.

•

Continued to lead a multi-year cost management program across the enterprise to manage costs relative to revenue growth to improve efficiency and reinvest savings in our businesses to strengthen financial performance and resilience in a lower-growth economic environment.

•

Provided strong leadership oversight for Technology and Operations successfully delivering a large portfolio of projects to enable RBC’s strategic objectives, while continuing to optimize technology and operations costs. Construction of RBC’s new Data Centre, a significant project, was completed and has been fully operational since September 2012.

46	Royal Bank of Canada
•

Represented RBC externally by participating in numerous media and industry events and raised the profile of RBC through speaking engagements such as the Bloomberg Economic Forum, Scotia Capital Financials Summit and Morgan Stanley U.S. Financials Conference.

•

Strengthened leadership bench through executing talent development plans and key external hires. Visible leader both internally and externally for diversity and inclusion initiatives as well as in the not-for-profit sector. Employee engagement scores remained steady overall and above the “Towers Watson North American High Performance Companies” norm.

Ms. Fukakusa’s STI target was set at 125% of salary for 2012 or $812,500, with 60% of the target based on the financial performance of RBC and 40% based on performance against risk, strategic and operational objectives. Payouts can range from zero to a maximum of 2.5 times the target. Ms. Fukakusa’s mid and long-term incentive target was $2,500,000 for 2012. In determining Ms. Fukakusa’s STI award, the Committee considered the CEO’s recommendations, our record overall net income results of $7,539 million (see page 43 for a full assessment of RBC’s financial results considered in determining STI awards) and Ms. Fukakusa’s strong achievements against her non-financial objectives. In determining Ms. Fukakusa’s mid and long-term incentive awards, the Committee considered the CEO’s recommendations and our results against the financial objectives used to measure progress against our medium-term TSR objective, all of which were met or exceeded.

The Committee recommended to the board a total STI award of $1,190,000 (46% above target), a mid-term incentive award of $2,200,000 (10% above target) and a long-term incentive award of $550,000 (10% above target). The Committee also recommended that Ms. Fukakusa’s base salary for 2013 be increased by $100,000 to $750,000 to appropriately position her salary against relevant roles in the core compensation comparator group, and other roles within the Group Executive to more fully reflect her substantial responsibilities as both Chief Financial Officer and Chief Administrative Officer. For pension purposes, Ms. Fukakusa agreed to amend her existing executive pension arrangement, introducing a salary cap to be used in determining the pension benefits payable under her arrangement described on pages 57 and 58. The salary cap was established at $700,000 per annum. The board approved these recommendations.

Total direct compensation

	2012			2011	2012 pay mix
	Target	Actual		Actual
	($)	($)	Variance from target	($)
Base salary	650,000	650,000	–	650,000
Short-term incentive (STI)
Financial objective: RBC (60%)	487,500	540,000	11%	365,000
Risk, strategic and operational objectives (40%)	325,000	650,000	100%	535,000
Total	812,500	1,190,000	46%	900,000
Mid and long-term incentives
Performance deferred share units (PDSUs)	2,000,000	2,200,000	10%	1,781,250
Stock options (Options)	500,000	550,000	10%	593,750
Total direct compensation	3,962,500	4,590,000	16%	3,925,000

Share ownership

Value of shareholdings as at October 31, 2012(1)			Total holdings	Ownership requirement	Achievement of requirement
Performance deferred share units	Deferred share units(2)	RESSOP / DSSP
			25.2 x average salary	6 x average salary	Exceeds
$4,934,398	$10,140,682	$834,486	$15,909,566	$3,783,394

(1)	Values are based on $56.94, the closing price of RBC Common Shares on the TSX on October 31, 2012.

(2)	Reflects the value of annual short-term incentive awards that Ms. Fukakusa previously voluntarily deferred as share units.

Royal Bank of Canada	47

David I. McKay

Group Head, Canadian Banking

Mr. McKay is responsible for developing and executing the integrated Canadian Banking strategy including leadership of RBC’s Personal Financial Services, Business Financial Services and Credit Cards and Payment Solutions businesses. Canadian Banking provides a broad suite of financial products and services to over 11 million individual and business clients through an extensive branch, ATM, online and telephone banking network, as well as through a proprietary sales force. Effective November 1, 2012, Mr. McKay’s mandate was expanded, with additional responsibility for U.S. Banking and Caribbean Banking as Group Head, Personal & Commercial Banking.

RBC financial performance

•	2012 RBC net income of $7,539 million (STI Program objective of $7,383 million); up 17% from 2011.
•	2012 RBC net income from continuing operations of $7,590 million (STI Program objective of $7,498 million); up 9% from 2011.

Canadian Banking financial performance

•

2012 Canadian Banking net income of $4,085 million was 5% above the STI Program objective of $3,884 million and up 11% from 2011. These record results reflect strong volume growth across most of our businesses and effective cost control, in addition to a lower effective tax rate and a mortgage prepayment interest adjustment. Canadian Banking achieved the best efficiency ratio among Canadian peers.

Risk, strategic and operational performance
•

Under Mr. McKay’s leadership, Canadian Banking achieved record results and extended its leadership position through an extensive distribution network and superior cross-sell ability; business volume growth continued to outpace peers in a lower growth and more competitive environment.

•

Leading Canadian bank in overall volume growth; ranked #1 or #2 in market share in all personal banking products and #1 in business product categories. # 1 ranking in cross-selling (Ipsos Canadian Financial Monitor survey) contributed to market outperformance – 16% of Canadian Banking clients have products in at least three categories with Canadian Banking, compared to industry average of 11%. This is a strong reflection of the execution of our integrated business strategy and collaborative culture.

•

Further strengthened high customer satisfaction scores achieving #1 or #2 ranking in all 11 categories in the 2012 Best Banking Awards (Ipsos Customer Service Index – formerly Synovate). Retained # 1 ranking in “Likelihood to Recommend,” and “Advice,” reclaimed “Branch Service Excellence” award and, for the first time, reached #1 in “Online Banking service excellence.” Recognized as “Best Retail Bank in North America” by Retail Banker International and personally awarded global “Retail Banker of the Year.”

•

Announced the intention to acquire the Canadian auto finance and deposit business of Ally Financial Inc., which will add significant scale to RBC’s consumer and commercial auto financing business, and position us as the leader in the sector. This acquisition is aligned with our strategic goal to be the undisputed leader in Canada and is expected to close in the first calendar quarter of 2013.

•

Continued to strengthen distribution network: opened 27 new stores in Canada and converted 16 branches to our new retail concept with merchandising areas and interactive digital technologies which redesign and simplify the customer shopping experience. Launched partnership with Shoppers Drug Mart and extended alliance with acquisition of Shoppers Optimum MasterCard portfolio.

•	Introduced innovative banking solutions including My Project MasterCard, RBC Virtual Visa Debit and Travelocity online booking tool which allows customers to book vacations using RBC rewards points.
•

Executed talent development plans and staffed key executive positions to strengthen succession depth. Employee engagement scores across our diverse workforce remain strong overall and above the “Towers Watson North American High Performance Companies” norm.

•	Actively represented RBC externally with clients, media, investors, community and other stakeholders; also, actively involved in the not-for-profit sector.

48	Royal Bank of Canada

Mr. McKay’s STI target was set at 125% of salary for 2012 or $812,500, with 60% of the target based on financial performance and 40% based on performance against risk, strategic and operational objectives. Financial performance is based on a combination of RBC net income (20%) and net income for Canadian Banking (40%). At the beginning of the fiscal year, the Committee established net income of $3,884 million as the STI objective for Canadian Banking. Payouts can range from zero to a maximum of 2.5 times the target. Mr. McKay’s mid and long-term incentive target was $2,750,000 for 2012. In determining Mr. McKay’s STI award, the Committee considered the CEO’s recommendations, our record overall net income results of $7,539 million (see page 43 for a full assessment of RBC’s financial results considered in determining STI awards) and record Canadian Banking net income results of $4,085 million, as well as Mr. McKay’s strong achievements against his non-financial objectives. In determining Mr. McKay’s mid and long-term incentive awards, the Committee considered the CEO’s recommendations and our results against the financial objectives used to measure progress against our medium-term TSR objective, all of which were met or exceeded.

The Committee recommended to the board a total STI award of $1,450,000 (78% above target), a mid-term incentive award of $2,420,000 (10% above target) and a long-term incentive award of $605,000 (10% above target). The Committee also recommended that Mr. McKay’s base salary for 2013 be increased by $100,000 to $750,000 to appropriately position his salary relative to peer roles in the core compensation comparator group, particularly in view of the comparably large size, scope and complexity of his Canadian Banking responsibilities and in light of assuming additional international responsibilities for U.S. Banking and Caribbean Banking following the strategic realignment of certain RBC business segments. The board approved these recommendations.

Total direct compensation

	2012			2011	2012 pay mix
	Target	Actual		Actual
	($)	($)	Variance from target	($)
Base salary	650,000	650,000	–	650,000
Short-term incentive (STI)
Financial objective: RBC (20%)	162,500	185,000	14%	125,000
Financial objective: Canadian Banking (40%)	325,000	515,000	58%	450,000
Risk, strategic and operational objectives (40%)	325,000	750,000	131%	725,000
Total	812,500	1,450,000	78%	1,300,000
Mid and long-term incentives
Performance deferred share units (PDSUs)	2,200,000	2,420,000	10%	2,062,500
Stock options (Options)	550,000	605,000	10%	687,500
Total direct compensation	4,212,500	5,125,000	22%	4,700,000

Share ownership

Value of shareholdings as at October 31, 2012(1)			Total holdings	Ownership requirement	Achievement of requirement
Performance deferred share units	RESSOP / DSSP	Personal holdings
			10.4 x average salary	6 x average salary	Exceeds
$5,480,811	$870,711	$139,959	$6,491,481	$3,750,000

(1)	Values are based on $56.94, the closing price of RBC Common Shares on the TSX on October 31, 2012.

Royal Bank of Canada	49

A. Douglas McGregor Co-Group Head, Capital Markets	Mark A. Standish Co-Group Head, Capital Markets

Mr. McGregor and Mr. Standish are responsible for the strategic and operational performance of the global wholesale banking businesses, comprised of two main businesses, Global Markets and Corporate and Investment Banking. Capital Markets offers a full suite of products and service capabilities in North America, and a select presence in other international locations where we offer a diversified set of capabilities. Effective November 1, 2012, the mandates of Mr. McGregor and Mr. Standish were expanded with additional responsibility for RBC’s institutional investor services business as Co-Group Heads for Capital Markets and Investor & Treasury Services.

RBC financial performance

•	2012 RBC net income of $7,539 million; up 17% from 2011.
•	2012 RBC net income from continuing operations of $7,590 million; up 9% from 2011.

Capital Markets financial performance

•

2012 Capital Markets net income of $1,845 million; up 27% from 2011, reflecting record results, driven primarily by our global markets businesses due to higher fixed income trading results reflecting improved market conditions as compared to the challenging market conditions in the latter half of the prior year. Net income growth exceeded that of other major Canadian competitors.

Risk, strategic and operational performance

•

Mr. McGregor and Mr. Standish continued to provide strong leadership during a period of ongoing global economic uncertainty, delivering record results and capturing greater market share in Canada by deepening relationships through strategically extending the loan book to clients and expanding opportunities to offer multiple products while carefully managing costs. They significantly advanced their global position and are gaining market share in traditional investment banking businesses faster than any bank in the world.

•	Continued to focus on rebalancing key businesses by redeploying capital from trading to lending and other traditional investment banking businesses.
•

Managed risks by narrowing our focus of trading products and reducing trading inventory positions particularly in the early part of the year, largely in our fixed income business. Phased in Basel III ahead of many global peers and actively managed our businesses in compliance with the new capital requirements.

•

Corporate and Investment Banking revenues grew 7%, gaining market share and winning significant mandates across geographies. Ranked globally as the 10th largest investment bank by fees (Dealogic), up from 12th, for the same period last year.

•

In Canada, extended market leadership and continued to win significant mandates. Named Best Investment Bank across Equity, Debt and Mergers & Acquisitions (M&A) for the fifth consecutive year by Euromoney magazine; maintained leadership position in Canadian league tables.

•

In the U.S., as a result of key strategic and people investments in recent years, developed new lending relationships and focused on origination and client flow businesses; continued to gain market share and won several significant mandates.

•

In the U.K. and Europe, after selectively expanding investment banking business in recent years in key sectors of expertise, focused on gaining new clients and increasing market positions. Placed 16th in European M&A volume for the first half of 2012, up from 65th in 2011.

•

Advanced Asia Pacific strategy, focusing primarily on fixed income trading distribution and foreign exchange trading capabilities and made solid headway in Australia in lending and investment banking activity.

•

Continued to strengthen the alignment of compensation programs with sound risk management principles, including incorporating behaviours to reinforce a culture of integrity, into the performance management process.

•

Continued focus on building leadership bench strength and leveraged RBC’s strong brand to attract talent particularly outside of Canada. Executed talent development plans and staffed key positions to strengthen succession depth. Significant efforts in diversity initiatives and overall employee engagement scores are solid and above the external “Towers Watson Global Wholesale Banking” norm.

•

Represented RBC externally with multiple stakeholder groups; active community engagement in Canada with significantly increased presence and impact in the U.S. and U.K.; led RBC Capital Markets Investor and Analyst Day.

Mr. McGregor and Mr. Standish participate in the RBC Capital Markets Compensation Program (see page 37 for more information on this program). The Capital Markets Compensation Program bonus pool is determined by business performance, with an adjustment for RBC performance. Individual performance is based on financial results, as well as risk, strategic and operational objectives. Individual incentive awards are discretionary. The Co-Group Heads must defer a minimum of 65% of their variable compensation, aligned with other members of the Group Executive, with 80% of this deferral granted in the form of performance deferred share units and 20% in stock options.

50	Royal Bank of Canada

After considering the compensation recommendations made by the CEO based on the Co-Group Heads’ financial, risk, strategic and operational performance, including record net income results for Capital Markets, which was up 27% over last year, the Committee recommended an incentive award of $9,900,000 for Mr. McGregor. This recommendation was approved by the board. The incentive award was allocated as follows: 35% cash ($3,465,000); 52% performance deferred share units ($5,148,000); and 13% stock options ($1,287,000). The year-over-year change in Mr. McGregor’s award reflects both the strong net income performance for Capital Markets in 2012 and an award value in 2011 that was 21% below his award in 2010 while Capital Markets net income in 2011 was down 4% from 2010.

The Committee also recommended that Mr. McGregor’s base salary for 2013 be increased by $250,000 to $750,000 to appropriately position his salary relative to peer roles in the core compensation comparator group and among relevant financial institutions outside of Canada, particularly as our Capital Markets business is the largest among the core comparator group companies and in view of evolving pay practices in capital markets businesses, where salaries are representing a greater proportion of the overall mix of total compensation. In recommending an increase in base salary, the Committee also took into account the additional responsibility Mr. McGregor assumed for RBC’s institutional investor services business following the strategic realignment of certain RBC business segments and the acquisition of the remaining 50% stake in our global custody and fund administration business, as well as Mr. McGregor’s salary relative to other members of the Group Executive. This recommendation was approved by the board.

After considering the compensation recommendations made by the CEO based on the Co-Group Heads’ financial, risk, strategic and operational performance, including record net income results for Capital Markets, which was up 27% over last year, the Committee recommended an incentive award of US$9,900,000 for Mr. Standish. This recommendation was approved by the board. The incentive award was allocated as follows: 35% cash (US$3,465,000); 52% performance deferred share units (US$5,148,000); and 13% stock options (US$1,287,000). The year-over-year change in Mr. Standish’s award reflects both the strong net income performance for Capital Markets in 2012 and an award value in 2011 that was 21% below his award in 2010 while Capital Markets net income in 2011 was down 4% from 2010.

The Committee also recommended that Mr. Standish’s base salary for 2013 be increased by US$250,000 to US$750,000 to appropriately position his salary relative to peer roles in the core compensation comparator group and among relevant financial institutions outside of Canada, particularly as our Capital Markets business is the largest among the core comparator group companies and in view of evolving pay practices in capital markets businesses, where salaries are representing a greater proportion of the overall mix of total compensation. In recommending an increase in base salary, the Committee also took into account the additional responsibility Mr. Standish assumed for RBC’s institutional investor services business following the strategic realignment of certain RBC business segments and the acquisition of the remaining 50% stake in our global custody and fund administration business, as well as Mr. Standish’s salary relative to other members of the Group Executive. This recommendation was approved by the board.

A. Douglas McGregor

Total direct compensation

	2012		2011	2012 pay mix
	($)	(%) of variable compensation	($)
Base salary	500,000	–	500,000
Performance-based incentive awards
Annual variable short-term incentive	3,465,000	35%	2,695,000
Performance deferred share units (PDSUs)	5,148,000	52%	3,753,750
Stock options (Options)	1,287,000	13%	1,251,250
Total direct compensation	10,400,000	–	8,200,000

Royal Bank of Canada	51

Share ownership

Value of shareholdings as at October 31, 2012(1)				Total holdings	Ownership requirement	Achievement of requirement
Performance deferred share units	Deferred share units	RESSOP / DSSP	Personal holdings
				8.6 x average salary and cash bonus	2 x average salary and cash bonus	Exceeds
$14,860,884	$18,791,906	$164,382	$361,455	$34,178,627	$7,946,828

(1)	Values are based on $56.94, the closing price of RBC Common Shares on the TSX on October 31, 2012.

Mark A. Standish

Total direct compensation(1)

	2012		2011	2012 pay mix
	($)	(%) of variable compensation	($)
Base salary	499,500	–	498,350
Performance-based incentive awards
Annual variable short-term incentive	3,461,535	35%	2,686,107
Performance deferred share units (PDSUs)	5,142,852	52%	3,741,363
Stock options (Options)	1,285,713	13%	1,247,121
Total direct compensation	10,389,600	–	8,172,941

(1)	Mr. Standish’s U.S. dollar compensation has been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$0.9990 for 2012 and US$1.00 = C$0.9967 for 2011

Share ownership

Value of shareholdings as at October 31, 2012(1)(2)			Total holdings	Ownership requirement	Achievement of requirement
Performance deferred share units	Deferred share units	401(k)
			9.6 x average salary and cash bonus	2 x average salary and cash bonus	Exceeds
$15,368,648	$22,716,950	$3,582	$38,089,180	$7,938,659

(1)	Mr. Standish’s U.S. dollar compensation, total holdings and ownership requirement have been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$0.9990 as at October 31, 2012.
(2)	Values are based on the closing price of RBC Common Shares on the New York Stock Exchange on October 31, 2012 (US$57.03).

Changes to executive compensation for 2013

In 2012, the board approved a number of changes to the annual variable STI Program for the CEO and members of the Group Executive (excluding the Co-Group Heads of Capital Markets) to reflect a broader perspective of performance by introducing an additional financial measure and explicit client objectives. The design of the program was also changed to use a more formulaic approach in determining the financial component of the awards, and to increase clarity around the board’s use of discretion in adjusting awards. These changes were made in response to shareholder feedback as part of the ongoing process of engagement with shareholders on compensation, reflecting evolving market practices. The changes, which will be effective for the 2013 fiscal year, are outlined below.

Changes to the financial objectives portion of the program are as follows:

•	ROE will be added as a second financial measure (25% of financial objectives) alongside the continued use of net income in the assessment of financial performance; and
•	awards in respect of net income and ROE will be determined using pre-established payout grids.

52	Royal Bank of Canada

The use of non-financial metrics reflects our view that a multi-faceted approach to performance ensures alignment with the interests of all key stakeholders, including shareholders, clients and employees, and sustainable shareholder returns. Based on this view, 10% of the target award will be based on performance against key customer metrics, as measured by use of an index, across business segments, in order to reinforce our vision of “Always Earning the Right to be our Clients’ First Choice.”

The design of the STI Program includes an explicit approach for risk adjustments and the board’s application of discretion in determining final awards. Potential adjustments can range from a 100% decrease, which may therefore result in a zero payout, to an increase of up to 25%.

The components used to measure performance for the CEO and members of the Group Executive are illustrated below. The STI award will be determined for each component and added together to determine the final amount.

Financial objectives (60% of target STI value)			+	Client objectives (10% of target STI value)	+	Risk, strategic and operational objectives (30% of target STI value)	+	Risk adjustment / discretion (Range: -100% to +25%)
i	i	i		i		i		i
RBC net income results (75%)	Business segment net income results (Business Heads only) (75%)	RBC ROE (25%)		Client Index		• Risk management • Strategy execution • Talent management • Brand and reputation		(i) (ii)	Adjustment for risk, and other adjustments based on significant external and internal factors affecting financial results

The Co-Group Heads of Capital Markets will continue to participate in the RBC Capital Markets Compensation Program (see page 37 for more information about this program).

Why we are adding:

Return on equity (ROE) – RBC

We use ROE as a measure of return on total capital invested in our business, and like net income, it provides a comprehensive measure of the overall performance of RBC in the fiscal year and on a comparable-year basis. The calculation is based on net income available to common shareholders divided by total average common equity for the period.

Talent management and succession planning

A comprehensive framework aligned with our business strategies is in place, which enables an integrated approach to talent management and succession planning. We focus on the identification, assessment and development of executives and high-potential talent with the objective of building leadership capability and strengthening overall succession to ensure we have a pipeline of leaders to drive both short and long-term performance. The CEO and senior leaders have specific performance objectives relating to talent management and succession planning and are held accountable through the performance assessment process.

We believe leaders learn best from meaningful and varied on-the-job experiences and we have staffing processes to ensure the right people are appointed to roles to optimize both business performance and individual development. Our intent is to develop high-potential talent to prepare them for broader and more complex roles; we also take into consideration diversity and the need to build global leadership capabilities.

Our philosophy of development and promotion from within strengthens our values and culture, aids in retention of talent and provides more options for succession. We complement this practice with selective external hiring to benefit from diverse experiences and fresh perspectives. We also have a formal leadership development curriculum.

The Committee plays a key role in supporting the board in its oversight of talent management and succession planning. Annually, the Committee reviews and discusses with management the Executive Talent Management Report, which outlines the processes and practices for leadership development, the depth and diversity of succession pools for senior leadership roles across RBC, talent and succession risk metrics, as well as progress made over the year, and plans for the upcoming year. A summary of the Executive Talent Management Report is reviewed with the board.

Annually, the board reviews and discusses CEO and Group Executive succession. This includes an in-depth discussion of the contingency and long-term succession plans for the CEO and members of the Group Executive as well as specific plans to address gaps. The CEO discusses the strengths and areas for development of key succession candidates, development progress over the prior year and future development plans. The board reviews and discusses possible scenarios for succession over various time horizons and development options such as job rotations and expanded mandates to further develop and assess potential successors. There is a systematic approach for the board to meet and get to know succession candidates, including earlier-in-career high-potential talent. Talent strategies are also a component of business strategies which are reviewed with the board throughout the year and include talent requirements and plans to enable achievement of longer-term strategic objectives.

Royal Bank of Canada	53

Executive compensation alignment with shareholder returns

The following chart compares the cumulative TSR of $100 invested in Royal Bank of Canada Common Shares (assuming reinvestment of dividends) from October 31, 2007 to October 31, 2012 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Banks Index over the same time period.

In the medium to long term, compensation for the NEOs is directly impacted by the price of RBC Common Shares as a large portion of NEO compensation is awarded as equity incentives with payouts tied to RBC Common Share price performance. The aggregate compensation approved for the NEOs as reported in each year’s management proxy circular is illustrated in the chart below.

The change in total compensation for the NEOs of RBC from 2008 to 2009 primarily reflects the inclusion of the two Capital Markets Co-Group Heads as named executive officers, while 2008 included the former Group Head of Capital Markets who has since retired. The increase of 2012 aggregate variable compensation reflects strong net income performance for RBC. Relative to other Canadian banks, this was reflected in the highest one-year TSR performance among the banks (22%).

(1)	2008 NEO total compensation includes equity awards with a grant date fair value of $4,950,000 that Mr. Nixon subsequently made a personal decision to relinquish.

Cost of management

In conjunction with other large Canadian financial institutions, standard cost of management ratios have been developed so that comparisons between institutions can be made more easily. The following table shows the link between RBC performance and total compensation for the CEO and other NEOs, as reported in the summary compensation table, as a percentage of RBC’s net income and as a percentage of RBC’s market capitalization, for the five-year period ended October 31, 2012.

Fiscal year	NEO total compensation (millions)(1)	Net income (millions)(2)	NEO total compensation as a % of net income	Market capitalization (millions)	NEO total compensation as a % of market capitalization
2012	$44.6	$7,539	0.59%	$82,296	0.05%
2011	$36.9	$4,852	0.76%	$69,934	0.05%
2010	$40.7	$5,223	0.78%	$77,502	0.05%
2009	$47.1	$3,858	1.22%	$77,685	0.06%
2008(3)	$25.9	$4,555	0.57%	$62,825	0.04%
(1)	NEO total compensation represents the aggregate compensation approved for the NEOs as reported in each year’s management proxy circular.
(2)	For the years 2008 to 2011, net income numbers were prepared under Canadian generally accepted accounting principles (Canadian GAAP); 2012 net income is prepared in accordance with International Financial Reporting Standards (IFRS).
(3)	2008 NEO total compensation includes equity awards with a grant date fair value of $4,950,000 that Mr. Nixon subsequently made a personal decision to relinquish.

54	Royal Bank of Canada

Named executive officer compensation

All information in this section is for the fiscal year ended October 31, 2012, unless noted otherwise. The following tables have been prepared to comply with the requirements of the Canadian Securities Administrators. Note that salaries shown here may differ from other compensation tables as the figures below represent salaries received in the fiscal year and other tables may include the annual base salary for the calendar year.

RBC is required to report all amounts in Canadian dollars, which is the same currency used for financial reporting. Unless otherwise stated, Mr. Standish’s U.S. dollar compensation has been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$0.9990 for 2012, US$1.00 = C$0.9967 for 2011, and US$1.00 = C$1.0202 for 2010. These rates reflect the foreign exchange rate on the last trading day of each respective fiscal year.

Summary compensation table

Name and principal position	Year	Salary ($)	Share-based awards(1) ($)	Option-based awards(2) ($)	Non-equity annual incentive plan compensation(3) ($)	Pension value(4) ($)	All other compensation(5) ($)	Total compensation ($)
G.M. Nixon	2012	1,500,000	6,600,000	1,650,000	2,850,000	1,087,000	44,877	13,731,877
President and	2011	1,476,712	5,137,500	1,712,500	1,750,000	1,050,000	44,417	11,171,129
Chief Executive Officer	2010	1,400,000	4,500,000	3,000,000	2,100,000	810,000	41,885	11,851,885
J.R. Fukakusa	2012	650,000	2,200,000	550,000	1,190,000	136,000	19,447	4,745,447
Chief Administrative Officer	2011	638,630	1,781,250	593,750	900,000	596,000	19,217	4,528,847
and Chief Financial Officer	2010	600,000	1,320,000	880,000	1,000,000	116,000	17,951	3,933,951
D.I. McKay	2012	650,000	2,420,000	605,000	1,450,000	133,000	19,447	5,277,447
Group Head,	2011	638,630	2,062,500	687,500	1,300,000	129,000	19,217	4,836,847
Canadian Banking	2010	583,333	1,500,000	1,000,000	1,200,000	93,000	17,490	4,393,823
A.D. McGregor	2012	500,000	5,148,000	1,287,000	3,465,000	4,833	4,500	10,409,333
Co-Group Head,	2011	500,000	3,753,750	1,251,250	2,695,000	4,000	4,500	8,208,500
Capital Markets	2010	450,000	3,785,000	2,520,000	3,395,000	4,000	4,500	10,158,500
M.A. Standish	2012	499,500	5,142,852	1,285,713	3,461,535	14,985	0	10,404,585
Co-Group Head,	2011	498,350	3,741,363	1,247,121	2,686,107	14,651	0	8,187,592
Capital Markets	2010	459,090	3,861,457	2,570,904	3,463,579	14,997	0	10,370,027

(1)	The 2012 amounts for Mr. Nixon, Ms. Fukakusa, Mr. McKay, Mr. McGregor and Mr. Standish represent the grant date fair value of performance deferred share unit awards on December 11, 2012 under the PDSU Program. The grant date fair value of each unit granted to Mr. Nixon, Ms. Fukakusa, Mr. McKay and Mr. McGregor was $58.54, based on the average closing price of RBC Common Shares on the TSX for the five trading days immediately preceding the grant date. The grant date fair value of each unit granted to Mr. Standish was US$59.07, based on the average closing price of RBC Common Shares on the New York Stock Exchange for the five trading days immediately preceding the grant date. The 2011 and 2010 amounts for Mr. Nixon, Ms. Fukakusa, Mr. McKay, Mr. McGregor and Mr. Standish represent the grant date fair value of performance deferred share units awarded under the PDSU Program.
(2)	The 2012 amounts for Mr. Nixon, Ms. Fukakusa, Mr. McKay, Mr. McGregor and Mr. Standish represent awards made on December 11, 2012 under the Stock Option Plan. Valuing stock options: the Black-Scholes compensation value is based on a five-year average fair value, and assumes options are held for the full 10-year term. For awards granted on December 11, 2012, the Black-Scholes compensation value was 23% of the option exercise price. The Black-Scholes compensation value of stock options differs from the accounting fair value disclosed in RBC’s annual financial statements. Under International Financial Reporting Standard 2, Share-based Payment (IFRS 2), options must be treated as an expense using the fair value method of accounting. The accounting fair value of each award is determined as at the grant date and is amortized over the relevant vesting period. While the Black-Scholes model is also used to calculate the accounting fair value, the assumptions used in the accounting fair value calculation are based on an expected term of six years, rather than the full option term of 10 years. This is consistent with IFRS 2 and reflects forfeitures as well as the exercise pattern of RBC executives. In addition, the accounting value is based on the grant date fair value rather than the five-year average fair value used for compensation purposes. The accounting grant date fair value for grants made under the Stock Option Plan on December 11, 2012 was based on a Black-Scholes value of 9.1% of the option exercise price. The Black-Scholes compensation value of options awarded on December 11, 2012 which are reported in this table was $5,368,447 and the accounting fair value of these same awards was $2,124,060.
(3)	The total annual short-term incentive award for each NEO includes cash and/or deferred share units. Executives, who voluntarily chose to receive their 2012 annual short-term incentive in deferred share units, received deferred share units based on the average closing price of RBC Common Shares on the TSX for the five trading days prior to December 11, 2012, which was $58.54. Ms. Fukakusa voluntarily chose to defer 50% of her annual variable short-term incentive award into deferred share units for fiscal 2012.
(4)	Pension value represents compensatory change. See pages 57 and 58 for more information on pension benefits for the NEOs.
(5)	The amounts in this column represent RBC’s contribution under RESSOP or DSSP. The NEOs, with the exception of Mr. Standish, participate in the employee share ownership plans on the same basis as all other employees. See page 58 for more information about these plans.

Royal Bank of Canada	55

Incentive plan awards

Outstanding share-based and option-based awards

In the table below, share-based awards refer to unvested performance deferred share units previously awarded through the PDSU Program and the RBC Share Unit Program as at October 31, 2012. The value of unvested units awarded under the PDSU Program assumes no performance adjustment for relative TSR performance, and that the three-year average ROE is above the applicable performance threshold. For Mr. Nixon, Ms. Fukakusa, Mr. McKay and Mr. McGregor, the value of unvested units is based on a share price of $56.94, the closing price of RBC Common Shares on the TSX on October 31, 2012, the last trading day of the fiscal year. For Mr. Standish, the value of unvested units is based on a share price of US$57.03, the closing price of RBC Common Shares on the New York Stock Exchange (NYSE) on October 31, 2012, the last trading day of the fiscal year. See pages 37 and 38 for more information about these awards.

Option-based awards include all unexercised stock options that are outstanding as at October 31, 2012. The value of unexercised in-the-money options as at October 31, 2012 is the difference between the exercise price of the options and $56.94, the closing price of RBC Common Shares on the TSX on October 31, 2012, the last trading day of the fiscal year.

Name	Grant date	Option-based awards				Share-based awards
		Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
G.M. Nixon(1)	12-Dec-2006	238,140	54.990	12-Dec-2016	464,373
	16-Dec-2009	289,042	55.041	16-Dec-2019	548,891
	15-Dec-2010	248,000	52.595	15-Dec-2020	1,077,560
	14-Dec-2011	145,822	48.933	14-Dec-2021	1,167,597
						311,081	17,712,947	0
Totals		921,004			3,258,421	311,081	17,712,947	0
J.R. Fukakusa	9-Dec-2005	39,224	44.125	9-Dec-2015	502,656
	12-Dec-2006	43,300	54.990	12-Dec-2016	84,435
	10-Dec-2007	62,960	52.944	10-Dec-2017	251,588
	15-Dec-2008	96,136	35.368	15-Dec-2018	2,073,846
	10-Mar-2009	37,904	29.682	10-Mar-2019	1,033,187
	16-Dec-2009	90,842	55.041	16-Dec-2019	172,509
	15-Dec-2010	72,748	52.595	15-Dec-2020	316,090
	14-Dec-2011	50,560	48.933	14-Dec-2021	404,834
						86,660	4,934,398	0
Totals		493,674			4,839,145	86,660	4,934,398	0
D.I. McKay	25-Nov-2002	776	29.000	25-Nov-2012	21,681
	7-Dec-2004	14,280	31.700	7-Dec-2014	360,427
	9-Dec-2005	11,448	44.125	9-Dec-2015	146,706
	12-Dec-2006	15,912	54.990	12-Dec-2016	31,028
	10-Dec-2007	39,352	52.944	10-Dec-2017	157,251
	6-Jun-2008	58,880	50.547	6-Jun-2018	376,420
	15-Dec-2008	113,100	35.368	15-Dec-2018	2,439,793
	16-Dec-2009	90,842	55.041	16-Dec-2019	172,509
	15-Dec-2010	82,668	52.595	15-Dec-2020	359,192
	14-Dec-2011	58,542	48.933	14-Dec-2021	468,746
						96,256	5,480,811	0
Totals		485,800			4,533,753	96,256	5,480,811	0
A.D. McGregor	16-Dec-2009	263,028	55.041	16-Dec-2019	499,490
	15-Dec-2010	208,320	52.595	15-Dec-2020	905,150
	14-Dec-2011	106,546	48.933	14-Dec-2021	853,114
						260,992	14,860,884	0
Totals		577,894			2,257,754	260,992	14,860,884	0
M.A. Standish	16-Dec-2009	278,584	55.041	16-Dec-2019	529,031
	15-Dec-2010	210,212	52.595	15-Dec-2020	913,371
	14-Dec-2011	108,206	48.933	14-Dec-2021	886,405
						269,753	15,368,648	0
Totals		597,002			2,308,807	269,753	15,368,648	0
(1)	On February 2, 2009, Mr. Nixon informed the Committee that he had made a personal decision to relinquish his mid and long-term compensation (grant date fair value of $4,950,000), which represented the majority of his performance-based incentive awards for fiscal 2008.

56	Royal Bank of Canada

Incentive plan awards – value vested or earned during the year

The table below includes the portion of option-based awards that vested in the year ended October 31, 2012, and any share-based awards under the PDSU Program that vested in the year ended October 31, 2012. It also includes the STI or annual cash bonus that was awarded for the fiscal year and paid in December 2012, received by the NEOs in cash and/or deferred share units that vested in the year ended October 31, 2012.

Name	Option-based awards – value vested during the year(1) ($)	Share-based awards – value vested during the year(2) ($)	Non-equity incentive plan compensation – value earned during the year(3) ($)
G.M. Nixon	0	0	2,850,000
J.R. Fukakusa	565,703	1,943,036	1,190,000
D.I. McKay	362,542	1,717,238	1,450,000
A.D. McGregor	0	0	3,465,000
M.A. Standish	0	0	3,461,535
(1)	For the options granted on:
•	December 10, 2007 at an exercise price of $52.944, 25% of options vested on December 10, 2011 at a fair market value of $49.47, the previous trading day’s closing share price.
•	June 6, 2008 at an exercise price of $50.547, 25% of options vested on June 6, 2012 at a fair market value of $50.38, the previous trading day’s closing share price.
•	December 15, 2008 at an exercise price of $35.368, 25% of options vested on December 15, 2011 at a fair market value of $48.19, the previous trading day’s closing share price.
•	March 10, 2009 at an exercise price of $29.682, 25% of options vested on March 10, 2012 at a fair market value of $56.86, the previous trading day’s closing share price.
(2)	The amounts for Ms. Fukakusa and Mr. McKay reflect values received from awards under the PDSU program. The awards vested on December 15, 2011 and were paid out in cash based on a share price of $48.75, which represents the average price of RBC Common Shares on the TSX for the five trading days ending December 14, 2011. At time of vesting, the performance component of the payout was increased by 10% to reflect RBC’s TSR relative to the performance peer group. The amounts for Ms. Fukakusa also reflect values received from awards under the RBC Share Unit Program. The awards vested on March 10, 2012 and were paid out in cash based on a share price of $56.50, which represents the average price of RBC Common Shares on the TSX for the five trading days ending March 9, 2012.
(3)	The amounts include cash and/or deferred share units for executives who voluntarily chose to receive their 2012 annual variable short-term incentive/annual cash bonus in deferred share units.

Securities authorized for issuance under equity compensation plans

The following table shows the equity securities authorized for issuance from treasury under compensation plans as at October 31, 2012, as approved by shareholders. We have no equity compensation plans providing for issuance of RBC Common Shares that have not been previously approved by shareholders. The numbers shown in the table relate to the RBC Stock Option Plan. See below for more information about the Stock Option Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options (a) (#)	Weighted-average exercise price of outstanding options (b) ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (#)
Equity compensation plans approved by security holders	12,304,155	48.12	12,968,172
Equity compensation plans not approved by security holders	–	–	–
Total	12,304,155	48.12	12,968,172

Stock Option Plan

Only employees designated by the Committee as potential participants are eligible to participate in the Stock Option Plan. The maximum number of RBC Common Shares that are issuable under the Stock Option Plan may not exceed 112,000,000 shares (representing 7.75% of issued and outstanding Common Shares as at January 7, 2013). As described in the table below, at October 31, 2012, outstanding stock options represented 0.9% of Common Shares outstanding. Common Shares issuable under options that expire, terminate or are cancelled without having been exercised are available for subsequent grants of options under the plan. The exercise price of options is determined as the higher of the volume-weighted average of the trading price per share of a board lot of RBC Common Shares traded on the TSX: (i) on the day preceding the date of grant; and (ii) for the five consecutive trading days immediately preceding the date of grant.

Option grants may include stock appreciation rights (SARs). The exercise of a SAR entitles the participant to a cash payment equal to the number of shares covered by the SAR, multiplied by the amount by which the closing price on the TSX on the day prior to exercise exceeds the exercise price of the corresponding option. Upon the exercise of an option, the corresponding SAR is cancelled and vice versa.

Royal Bank of Canada	57

Unvested stock options are forfeited if the participant’s employment with RBC is terminated, other than for retirement (as outlined on pages 59 and 60), disability or death. In the event of disability, options continue to vest and must be exercised within 60 months after disability or within 10 years from grant date, whichever is earlier. Upon death, options vest immediately and may be transferred by will or pursuant to laws of succession. Options must be exercised by the participant’s legal successor within 24 months after the date of death or within 10 years from grant date, whichever is earlier. See pages 59 and 60 for details about when a participant’s options terminate in circumstances other than retirement, disability or death.

The Stock Option Plan authorizes the board to make certain non-material plan amendments without shareholder approval, including administrative changes, termination of the plan, changes to vesting provisions and amendments to comply with changes to laws and regulations or accounting requirements. This amendment procedure was approved by shareholders at the 2007 Annual Meeting. No substantive amendments were made to the Stock Option Plan in 2012. For more information about the Stock Option Plan, see page 37.

The table below provides additional information on the Stock Option Plan for the past three years.

	Number of options as at October 31, 2012	Stock options as a % of outstanding Common Shares as at October 31, 2012
		Target	2012	2011	2010
Overhang (options outstanding and available to grant)	25,272,327	< 10%	1.7%	2.0%	2.2%
Dilution (current outstanding options)	12,304,155	< 5%	0.9%	1.0%	1.1%
Burn rate (the number of options issued each year)	1,160,464	< 1%	0.08%	0.13%	0.17%

Pension plan benefits

Defined benefit pension plan

Mr. Nixon, Ms. Fukakusa and Mr. McKay participate in the RBC Canadian Defined Benefit (DB) pension plan, on the same basis as other employees.

Participants in this plan can normally retire at age 65, although early retirement benefits are available from age 55. Benefits are reduced for early retirement unless the member retires with 35 years of pensionable service.

Under the RBC Canadian DB pension plan, retirement income is determined using a formula that takes into account pensionable earnings and pensionable service under the plan. Pensionable earnings are defined as base salary and annual incentive awards during the best 60 consecutive months, capped at $175,000 per year.

Supplemental pension benefits

In addition to the RBC Canadian DB pension plan, Mr. Nixon, Ms. Fukakusa and Mr. McKay receive supplemental pension benefits as defined under their individual executive pension arrangements. The supplemental pension benefits are capped for all NEOs. The supplemental pension benefits for Ms. Fukakusa and Mr. McKay are reduced for early retirement unless the executive retires with 35 years of pensionable service in the RBC Canadian DB pension plan, or retires after attaining 60 years of age and 25 years of pensionable service in the RBC Canadian DB pension plan. The supplemental pension benefits vest when the executive retires from RBC and payments are subject to non-competition provisions.

The key provisions of the individual executive pension arrangements are described below.

CEO pension plan

No changes were made to Mr. Nixon’s individual executive pension arrangement in 2012. Mr. Nixon’s annual pension increases by $100,000 for each additional year of service, to a maximum annual pension of $2,000,000 (this amount is inclusive of benefits payable from the RBC Canadian DB pension plan). For clarity, increases to Mr. Nixon’s salary do not impact Mr. Nixon’s pension benefits.

Other named executive officers

The table below shows the pension benefits the NEOs are entitled to receive under their individual executive pension arrangements, which include benefits payable from RBC’s pension plans:

•

Ms. Fukakusa’s pension benefits accrue at the following rates of pensionable earnings: 2% per year from age 40 to 44, 3% per year from age 45 to 59, and 2% per year from age 60 to 64, and her pensionable earnings are capped at 145% of final base salary. Ms. Fukakusa agreed to amend her existing executive pension arrangement, introducing a salary cap to be used in determining the pension benefits payable. The salary cap was established at $700,000 per annum.

•

Mr. McKay’s pension benefits accrue at the following rates of pensionable earnings: 2% per year from age 40 to 49, 3% per year from age 50 to 59, and 2% per year from age 60 to 64, and his pensionable earnings are capped at the lesser of $750,000 or 150% of final base salary.

58	Royal Bank of Canada

Name	Number of years of credited service (#)	Annual pension benefits payable ($)		Opening present value of defined benefit obligation ($)	Compensatory change(2) ($)	Non-compensatory change(3) ($)	Closing present value of defined benefit obligation ($)
		At year end(1)	At age 65
G.M. Nixon	15.8	1,575,000	2,000,000	16,398,000	1,087,000	3,288,000	20,773,000
J.R. Fukakusa	18.0	459,000	613,000	5,966,000	136,000	1,010,000	7,112,000
D.I. McKay	8.9	134,000	450,000	1,246,000	133,000	349,000	1,728,000
(1)	Annual pension benefits payable are benefits that have accrued and in some cases may not be fully vested.
(2)	Compensatory changes are the values of the projected pension earned from November 1, 2011 to October 31, 2012. It also includes the impact of any amendments to the benefit terms and any differences between the NEO’s actual earnings for the year and the earnings that were previously estimated for valuing the benefits earned in previous years. The amounts shown are consistent with the disclosure in Note 18 of the RBC 2012 Annual Consolidated Financial Statements for the year ended October 31, 2012.
(3)	Non-compensatory changes include interest on obligations at the beginning of the year, gains and losses due to differences in actual experience compared to actuarial assumptions (other than those reflected in compensatory changes), employee contributions, and changes in actuarial assumptions, such as movements in the discount rate.

The table below shows the years of credited service under the individual executive pension arrangements and years of RBC service as at October 31, 2012.

Name	Years of credited service (#)	Years of RBC service (#)
G.M. Nixon	15.8	33.1
J.R. Fukakusa	18.0	27.2
D.I. McKay	8.9	20.3

Defined contribution pension plans

Mr. McGregor participates in the defined contribution component of the pension plan for employees who are directors of RBC Dominion Securities Inc. on the same basis as other directors of RBC Dominion Securities Inc. Participants in this plan are required to contribute 3% of their pre-tax earnings to an annual maximum of $6,500 per calendar year. Participants may choose to make optional contributions of 1% to 5% of their earnings, to an annual maximum ($13,720 in 2012). RBC provides matching contributions to a maximum of $6,500 per calendar year (increased from $4,000 per calendar year effective July 1, 2012). Participants in this plan may invest their own contributions in a self-directed Registered Retirement Savings Plan (RRSP) account and invest the RBC matching contributions in the defined contribution pension plan. Amounts shown in the table below reflect the defined contribution pension plan account balances only.

Mr. Standish participates in the RBC – U.S.A. Retirement and Savings Plan (Plan), a 401(k) plan open to all U.S. employees. Participants can defer into the Plan up to 50% of annual salary on a pre-tax basis and/or on an after-tax basis through a Roth 401(k) up to the annual limit, and can defer another 5% of their salary on an after-tax basis. After one year of employment, RBC provides matching contributions on the first 6% of IRS-limited salary, to a annual maximum of US$15,000 for 2012.

The table below shows the defined contribution account balances for Mr. McGregor and Mr. Standish under their respective plans.

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value as at October 31, 2012 ($)
A.D. McGregor	60,960	4,833	70,751
M.A. Standish	536,351	14,985	631,595

Other benefits

Executives in Canada and the U.S. participate in RBC’s benefits programs on the same basis as other employees. The benefits programs include healthcare coverage, life and accident insurance and disability coverage. The benefits programs are comparable to the programs provided by companies in our core compensation comparator group.

In Canada, RBC executives can participate in the Royal Employee Savings and Share Ownership Plan (RESSOP), and executives in Capital Markets can participate in the RBC Dominion Securities Savings Plan (DSSP), on the same basis as other employees in Canada. RBC provides a 50% matching contribution invested in RBC shares up to a maximum of 3% of eligible earnings. The RBC matching contribution is capped at $4,500 annually for DSSP members. RBC executives also receive perquisites as part of their executive compensation program. Perquisites provided to executives vary by position, and are comparable to those provided by companies in our core compensation comparator group.

Royal Bank of Canada	59

Employment contracts, termination and change of control

Employment contracts

RBC does not have employment contracts with any of the NEOs; however, it has standard compensation policies that govern termination or change of control situations.

Termination

Our severance plans and policies are designed to expedite transition to alternate employment, comply with relevant legal requirements and align with market practices. As required by Canadian law, severance calculations for our Canadian employees are based on service, age and position. In the event of a termination without cause of a NEO (other than the U.S. Co-Group Head of Capital Markets), the standard severance calculation would provide salary and short-term incentive continuation for a maximum period of two years (salary and short-term incentive continuation ceases when alternate employment is obtained). Bonuses or short-term incentive payments for the severance period are calculated with reference to relevant individual and business performance factors.

In the U.S., under the RBC Capital Markets Corporation severance plan, in the event RBC terminated his employment without cause, the U.S. Co-Group Head of Capital Markets would receive a lump sum payment in the amount of 12 months’ base salary, in addition to one month’s working notice as generally provided to employees. At the discretion of RBC, he could also receive an annual cash bonus payment reflecting the notional 12-month severance period. This is consistent with our treatment of U.S. Capital Markets employees, and aligns with U.S. market practices and legal requirements.

If a NEO is terminated for cause, he or she will not be paid severance, and at the discretion of the board, will forfeit the following:

•	bonus payments under the annual variable Short-Term Incentive Program;
•	units previously awarded and unvested under the PDSU Program and RBC Share Unit Program;
•	unvested options under the Stock Option Plan; and
•	annual bonus awards, including all units previously awarded and unvested under the RBC Capital Markets Unit Award Program.

Change of control

RBC has a change of control policy that covers the NEOs and certain other senior executives. The policy is designed to ensure that key members of management stay in place for the benefit of shareholders in the event RBC is involved in a major shareholder transaction.

Benefits associated with the equity incentive programs are subject to a “double trigger,” which means the executive can accelerate vesting of any outstanding equity incentive awards only if he or she is terminated without cause within 24 months of the change of control. We define a major shareholder transaction as:

•	an entity or individual acquiring 20% or more of RBC voting shares;
•	a change of more than 50% in the directors on its board;
•	a merger or consolidation with another entity that would result in RBC voting shares representing less than 60% of the combined voting power following the merger or consolidation; or
•	a sale or disposition of 50% or more of the net book value of RBC assets.

Forfeiture and clawback policy

We maintain a policy with respect to compensation forfeiture and clawback, which is applicable in the event of fraud or misconduct, or financial restatement. See page 29 for more information.

60	Royal Bank of Canada

Termination and change of control benefits

Compensation elements	Retirement	Termination with cause/resignation	Termination without cause	Termination without cause following a change of control

Base salary	Ends as of the date of retirement	Ends as of the termination or resignation date

Paid out over severance period as salary continuation or as lump sum payment (up to 24 months based on service, age and position)

Co-Group Heads, Capital Markets:

In Canada: paid out over severance period as salary continuation or as lump sum payment (up to 24 months based on service, age and position)

In the U.S.: lump sum payment equivalent to 12 months’ base salary

Lump sum payment equivalent to 24 months’ base salary

Co-Group Heads, Capital Markets:

In Canada: lump sum payment equivalent to 24 months’ base salary

In the U.S.: lump sum payment equivalent to 12 months’ base salary

Annual short-term incentive (excluding Capital Markets Co-Group Heads)	Receive pro-rated payment based on proportion of the fiscal year completed as of the date of retirement, paid at the end of year	Eligibility ends as of the termination or resignation date and no payment is made	Paid as lump sum at the end of each year of the severance period	Lump sum payment equivalent to 24 months’ short-term incentive

Annual cash bonus (Capital Markets Co-Group Heads)	Receive pro-rated payment based on proportion of the fiscal year completed as of the date of retirement, paid at the end of year	Eligibility ends as of the termination or resignation date and no payment is made	In Canada: paid as lump sum at the end of each year of the severance period In the U.S.: discretionary	In Canada: lump sum payment equivalent to 24 months’ annual cash bonus In the U.S.: discretionary

Deferred share units	Must be redeemed on or before December 15th of the calendar year following the year of retirement	Must be redeemed within 60 days of the termination or resignation date	Must be redeemed within 60 days of the end of the severance period	Must be redeemed within 60 days of the end of the severance period

Performance deferred share units/RBC share units	Continue to vest, subject to non-competition provisions	All units are forfeited as of the termination or resignation date	Pro-rated payment for the vesting period completed as of the end of the severance period(1)	Vest immediately upon termination

Stock options	Continue to vest, subject to non-competition provisions; must be exercised within 60 months of retirement date or 10 years from grant date, whichever is earlier	Unvested options are forfeited as of the termination or resignation date; vested options must be exercised within 90 days of termination or resignation date	Continue to vest to end of the severance period, all unvested options are forfeited thereafter; vested options must be exercised within 90 days of the end of severance period(1)	Vest immediately upon termination and must be exercised within 90 days of the termination date

Benefits	Eligible for retiree benefits	Eligibility ends as of the termination or resignation date	Pension credits and benefits continue during salary continuation	Pension credits and benefits continue during severance period

Perquisites	End as of the retirement date	End as of the termination or resignation date	Continue during severance period	Continue during severance period
(1)	In the event of termination without cause occurring on or after the respective executive officer has become eligible for retirement, any unvested performance deferred share units and stock options will continue to vest, subject to non-competition provisions, in accordance with the retirement provisions of the PDSU Program and the Stock Option Plan.

Royal Bank of Canada	61

Potential payments upon termination or change of control

The table below shows the value of the estimated incremental payments or benefits that would accrue to each NEO upon termination of his or her employment following retirement, termination with cause, resignation, termination without cause and termination following a change of control, assuming employment was terminated on October 31, 2012.

The value of equity-based compensation consists of awards previously granted and disclosed. For purposes of valuing equity-based awards, a price of $56.94 is used, which is the closing price of RBC Common Shares on the TSX on October 31, 2012, the last trading day of the fiscal year. Mr. Standish’s equity awards are based on a share price of $57.03, which is the closing price of RBC Common Shares on the NYSE on October 31, 2012. His U.S dollar compensation has been converted to Canadian dollars using the Bank of Canada’s October 31, 2012, foreign exchange rate of US$1.00 = C$0.9990.

Event	G.M. Nixon ($)	J.R. Fukakusa ($)	D.I. McKay ($)	A.D. McGregor ($)	M.A. Standish ($)
Retirement	0	0	0	0	0
Termination with cause/resignation(1)	0	0	0	0	0
Termination without cause
Severance	6,900,000	3,056,667	3,533,333	7,980,000	3,986,010
Equity-based compensation(2)	0	0	1,802,593	0	5,450,109
Value of incremental pension benefits(3)	3,038,000	742,000	30,000	13,000	14,985
All other compensation(4)	185,564	142,717	141,487	20,446	14,356
Termination without cause following a change of control
Severance	6,900,000	3,056,667	3,533,333	7,980,000	3,986,010
Equity-based compensation	20,506,994	6,604,589	7,091,206	17,118,638	17,677,456
Value of incremental pension benefits(3)	3,038,000	742,000	30,000	13,000	14,985
All other compensation(4)	185,564	142,717	141,487	20,446	14,356
(1)	In the event of termination by RBC for reason of misconduct, gross negligence or willful breach of obligations, no benefits shall be payable from the individual executive pension arrangements for Mr. Nixon, Ms. Fukakusa or Mr. McKay.
(2)	Mr. Nixon, Ms. Fukakusa and Mr. McGregor were eligible for retirement as of October 31, 2012.
(3)	For Mr. Nixon, Ms. Fukakusa and Mr. McKay, the values shown represent the present value as at October 31, 2012 of the incremental pension benefits to which they would have been entitled had their employment terminated for the noted reason. The values shown reflect two years of additional service in the RBC Canadian DB pension plan and their individual executive pension arrangements (except for Mr. McKay). Mr. McKay would not have attained age 55 by the end of his salary continuance period, so he would not be entitled to any pension benefits from his individual executive pension arrangement as these benefits are only payable upon retirement/termination from RBC over the age of 55. The incremental annual pension benefits payable for Mr. Nixon, Ms. Fukakusa and Mr. McKay would be $200,000, $51,000, and $4,000, respectively. The values shown have been determined using the same actuarial assumptions used for determining the October 31, 2012 year-end pension plan liabilities which are disclosed in RBC’s financial statements, with the exception that pension benefits are assumed to commence at the end of the salary continuance period, subject to a reduction in pension for early commencement, as applicable. Payment of pension benefits from the individual executive pension arrangements is subject to compliance with non-competition provisions. For Mr. McGregor and Mr. Standish, the values shown represent the additional RBC contributions to their respective defined contribution pension plans that would be payable during salary continuance.
(4)	All other compensation includes the RBC cost of benefits, RBC contributions under RESSOP or DSSP and perquisites that continue during salary continuance.

ADDITIONAL INFORMATION ON COMPENSATION

The aggregate quantitative information on compensation disclosed below is provided in accordance with Implementation Standard 15 of the FSB’s Principles for Sound Compensation Practices and Implementation Standards and the Basel Committee on Banking Supervision’s Pillar III disclosure requirements.

The 2012 Executive Compensation section also complies with various compensation disclosure requirements in the Prudential Sourcebook for Banks, Building Societies and Investment Firms, as required by the U.K. Financial Services Authority. Additional disclosures required under those requirements will be made separately.

We have established criteria for the identification of employees who may have a material impact on the risk exposure of RBC, described on page 28. For the purpose of the tables below, “Senior Officers” include the CEO and members of the Group Executive (the most senior executives of RBC). “Covered Employees” include employees whose actions may have a material impact on the risk exposure of RBC. All dollar values are stated in millions of Canadian dollars.

U.S. dollar compensation has been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$0.9990 for 2012 and US$1.00 = C$0.9967 for 2011. These rates reflect the foreign exchange rate on the last trading day of each respective fiscal year.

In keeping with the FSB’s principles and standards and RBC’s compensation principles, a significant portion of variable compensation for Covered Employees and Senior Officers must be deferred over a period of years (at least 40% for Covered Employees, at least 65% for members of the Group Executive and at least 70% for the CEO).

62	Royal Bank of Canada

Compensation paid – Senior Officers

	2012		2011
	Non-deferred	Deferred	Non-deferred	Deferred
Number of Senior Officers	9		10
Fixed compensation
Cash-based	$6	$0	$7	$0
Variable compensation
Cash-based(1)	$15	$0	$13	$0
Shares and share-linked instruments	$0	$35	$0	$30

(1)	Includes the value of short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the Deferred Share Unit Program.

Compensation paid – Covered Employees

	2012(1)		2011(1)
	Non-deferred	Deferred	Non-deferred	Deferred
Number of Covered Employees	272		201
Fixed compensation
Cash-based	$77	$0	$53	$0
Variable compensation
Cash-based(2)	$272	$8	$182	$6
Shares and share-linked instruments	$8	$236	$6	$158

(1)	2012 and 2011 variable compensation excludes guaranteed awards paid in the fiscal year, noted in the table entitled “Other compensation paid” below.

(2)	Includes the value of short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the Deferred Share Unit Program.

Other compensation paid

	2012				2011
	Senior Officers		Covered Employees		Senior Officers		Covered Employees
	Number of employees	Amount	Number of employees	Amount	Number of employees	Amount	Number of employees	Amount
Sign-on awards	0	$0	4	$2	0	$0	5	$2
Guaranteed awards	0	$0	15	$9	0	$0	27	$42
Severances(1)	0	$0	4	$3	0	$0	3	$0.3

(1)	Additional information regarding the highest severance award paid for fiscal 2012 and 2011 has been provided to the Office of the Superintendent of Financial Institutions on a confidential basis.

Deferred compensation(1)(2)

	2012(3)		2011(4)
	Senior Officers	Covered Employees	Senior Officers	Covered Employees
Outstanding
Vested	$17	$11	$17	$5
Unvested	$90	$516	$58	$348
Fiscal year payouts	$11	$138	$15	$89

(1)	Excludes short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the Deferred Share Unit Program.

(2)	No cash-based deferred compensation was outstanding in 2012 or 2011.

(3)	For 2012, vesting status of awards is as at October 31, 2012. Values for deferred compensation in Canadian dollars are based on $56.94, the closing share price of RBC Common Shares on the TSX on October 31, 2012. U.S. deferred compensation is based on US$57.03, the closing share price of RBC Common Shares on the NYSE on October 31, 2012.

(4)	For 2011, vesting status of awards is as at October 31, 2011. Values for deferred compensation in Canadian dollars are based on $48.62, the closing price of RBC Common Shares on the TSX on October 31, 2011. U.S. deferred compensation is based on US$48.92, the closing share price of RBC Common Shares on the NYSE on October 31, 2011.

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Effective with the December 2011 grant onwards, variable compensation and outstanding deferred compensation are subject to ex-post explicit and implicit adjustments, as noted under “Adjustments for compensation risk and performance outcomes” on page 29. RBC did not reduce previously granted deferred compensation awards that vested and were paid to plan participants during fiscal 2012 as a result of ex-post explicit or implicit adjustments.

Additional items

Indebtedness of directors and executive officers

In the course of RBC’s business, loans are granted to directors, executive officers and other employees on terms normally accorded to other clients of comparable creditworthiness. Except for routine indebtedness,(1) there is no outstanding indebtedness to RBC or its subsidiaries of current and former executive officers, directors or employees, or associates of current and former executive officers and directors.

Directors’ and officers’ liability insurance

RBC has purchased, at its expense, an integrated insurance program that includes directors’ and officers’ liability insurance. This insurance provides protection for directors and officers against liability incurred by them in their capacities as directors and officers of RBC and its subsidiaries. The directors’ and officers’ liability insurance has a dedicated policy limit of $300,000,000 for each claim and as an aggregate for the 12 months ending June 1, 2013.

There is no deductible for this coverage. The insurance applies in circumstances where RBC may not indemnify its directors and officers for their acts or omissions. Premiums paid by RBC relating to directors’ and officers’ liability insurance are approximately $1.1 million per annum.

Available documentation

RBC is a reporting issuer under the securities acts of all of the provinces of Canada and is therefore required to file financial statements and information circulars with the various securities commissions. RBC also files an annual information form with such securities commissions. Financial information is provided in our comparative financial statements and Management’s Discussion and Analysis. Copies of these documents and additional information relating to RBC may be found at sedar.com or obtained on request from the Secretary, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5.

(1)	Routine indebtedness includes: (i) loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer, or proposed nominee together with his or her associates; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans, other than to full-time employees, on substantially the same terms available to other customers with comparable credit and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

64	Royal Bank of Canada

Statement of Corporate Governance Practices

On the recommendation of its Corporate Governance and Public Policy Committee, the Board of Directors has approved this Statement of Corporate Governance Practices.

RBC and its Board of Directors are committed to maintaining high standards of governance which comply with all regulatory standards and reflect evolving best practices that are in the interest of the organization.

To serve the interests of shareholders and other stakeholders, governance must improve continuously and our corporate governance system is subject to ongoing review and assessment. The board proactively adopts governance policies and practices designed to align the interests of the board and management with those of shareholders and to promote the highest standards of ethical behaviour and risk management at every level of the organization.

RBC Common Shares are listed on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and the Swiss Exchange (SIX). The board exercises its authority in accordance with our Code of Conduct, our By-laws and the Bank Act, as well as other applicable laws and regulations, including those imposed by the Canadian Securities Administrators (CSA), the TSX, the NYSE and the U.S. Securities and Exchange Commission (SEC).

Our practices are consistent with Bank Act requirements and the CSA’s corporate governance guidelines (CSA Guidelines) and its rules and applicable SEC rules relating to audit committees. Although RBC is not required to comply with most of the corporate governance listing standards of the NYSE (NYSE Rules) applicable to U.S. domestic issuers, we meet or exceed the NYSE Rules in all significant respects except as summarized on our website at rbc.com/governance. Our approach to governance is also in line with the guidelines of the Canadian Coalition for Good Governance set out in Building High Performance Boards.

Independence of the board

The board believes that independence from management is fundamental to its effectiveness. Every member of the Board of Directors, other than Gordon M. Nixon who is CEO, has been affirmatively determined to be independent.

As a Canadian financial services company listed on the TSX and NYSE, RBC is subject to various guidelines, requirements and disclosure rules governing independence of the board and its committees.

Independence standards

To assist it in making determinations as to the independence of directors, the board has adopted the Director Independence Policy, which contains categorical standards of independence regarding such matters as:

•	business and lending relationships between RBC and directors, their spouses and their businesses;
•	receipt of payments from or provision of goods or services to RBC;
•	relationships between directors and their family members and the auditor of RBC; and
•	donations by RBC to charities with which directors are associated.

Our Policy incorporates criteria from the “affiliated persons” regulations under the Bank Act and the definition of “independence” in the CSA Guidelines. A director will be considered independent only if the director is unaffiliated with RBC and the board has affirmatively determined that the director has no direct or indirect material relationship with RBC. A material relationship is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of independent judgment. In keeping with the CSA Guidelines, the NYSE Rules and requirements of the SEC, this Policy sets higher standards for members of our Audit Committee. Our Director Independence Policy has been filed with securities regulators at sedar.com and is available on our website at rbc.com/governance.

Assessing independence

Information concerning personal and business relationships between each director and RBC is used by the board in its analysis and subsequent determination of director independence. This information is collected through a due diligence process that includes the following sources:

•	directors’ responses to an annual detailed questionnaire;
•	biographical information of directors; and
•	internal records and reports on relationships between directors, entities affiliated with directors and RBC.

Any relationships between a director and RBC are tested against the materiality thresholds set out in the Director Independence Policy. The board also takes into account all other facts and circumstances that it deems relevant in determining whether the relationships could be reasonably expected to interfere with the exercise of the director’s independent judgment. In its evaluation and analysis, the board considers the nature and extent of these relationships and their importance not only to the director and to RBC but also to entities with which the director is affiliated.

Determinations of independence

The board has analyzed the relationships between each director nominee and RBC and, on advice from the Corporate Governance and Public Policy Committee, has affirmatively determined that 16 of the 17 persons proposed in the Proxy Circular for election as directors (over 94%) have no direct or

Note:	In this Statement of Corporate Governance Practices “RBC” and “the Bank” mean Royal Bank of Canada and “CEO” means the President and Chief Executive Officer of the Bank.

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indirect material relationship with RBC and are unaffiliated under the Bank Act and are therefore independent. The Bank Act requires that the CEO be a member of the board and, as CEO, Mr. Nixon is not independent and is affiliated with RBC. Mr. Nixon is not a member of any of the committees of the board. Board committees are comprised entirely of independent directors.

The board has also determined that every member of our Audit Committee meets the additional Canadian and U.S. independence requirements for membership on public company audit committees.

Other independence mechanisms

The board has established other important governance policies and practices to enhance board independence:

•	Each board committee and, with the approval of the Chairman of the Board, individual directors may engage external advisors at the expense of RBC.
•

To facilitate open and candid discussion among the directors, the Chairman of the Board leads sessions attended only by independent directors following regularly scheduled board meetings. During the 2012 fiscal year, there were eight sessions attended only by independent directors.

•	Members of the Audit Committee may serve on the audit committees of only three public companies, including RBC.
•	The board limits the number of common memberships on boards of public companies on which directors may serve.

Interlocking board membership

The board’s policies provide that no more than two board members may sit on the same public company board. The biographies starting on page 5 of the Proxy Circular identify the other public companies of which each nominee is a director. The only interlocking board membership among our directors is set out below.

Company	Director	Committee
Maple Leaf Foods Inc.	W. Geoffrey Beattie	Corporate Governance Human Resources & Compensation
	Michael H. McCain	None

The board has determined that this common board membership does not impair the ability of these directors to exercise independent judgment as members of our Board of Directors.

Independent Chairman of the Board

An independent director, David P. O’Brien, is the Chairman of the Board of Directors.

The Chairman of the Board is responsible for the management, development and effective functioning of the Board of Directors and provides leadership in every aspect of its work. He also serves as Chair of the Corporate Governance and Public Policy Committee. He has unrestricted access to management, as well as the authority to engage, at the expense of RBC, independent legal counsel or other advisors and to approve the fees and terms of their engagement. In carrying out his duties, the Chairman of the Board:

•	Chairs meetings of shareholders and of the Board of Directors and sessions of independent directors.
•	Serves as a liaison among the directors and between the board and senior management, providing feedback to the CEO.
•	Acts as a key advisor to the CEO on major issues.
•	Participates in the orientation and mentoring of new directors and the continuing development of current directors.
•	Oversees the process for regular director peer review and supplements the formal review process by meeting with each director individually.
•	Participates as a member of the Human Resources Committee in overseeing succession plans for key senior management roles.

The board reviews and approves any changes to the written position description for the Chairman of the Board, which is available at rbc.com/governance. The board’s Human Resources Committee annually assesses the effectiveness of the Chairman of the Board in fulfilling the requirements of the position description.

Director attendance

The attendance record of individual directors is disclosed with their biographies starting on page 5 of the Proxy Circular. Every director has exceeded board attendance requirements.

Board members are expected to attend the Annual Meeting of Common Shareholders as well as board meetings and meetings of committees on which they serve. Minimum attendance of 75% of board and committee meetings is required, except where the Corporate Governance and Public Policy Committee determines that factors beyond a director’s control prevented an individual from achieving the minimum attendance level. During the 2012 fiscal year, all directors attended at least 75% of board and committee meetings.

The board’s role

The Board of Directors is responsible for the overall stewardship of RBC. Directors are elected by shareholders to supervise management of the business and affairs of the organization, with the goal of enhancing long-term shareholder value.

In performing its role, the board makes major policy decisions, participates in strategic planning, delegates to management the authority and responsibility for day-to-day affairs and reviews management’s performance and effectiveness.

66	Royal Bank of Canada

The Bank Act specifies certain important matters that must be dealt with by the board, such as approval of financial statements and declarations of dividends. By formal resolution, the Board of Directors reserves for itself the right to make certain decisions and delegates other decisions to management. Any responsibilities not delegated to management remain with the board and its committees. In some matters, management’s discretion is limited by dollar thresholds beyond which board approval is required. For example, such thresholds exist for investments and divestitures, decisions relating to mergers and acquisitions, intra-group transactions, operating expenditures, capital and funding, and project initiatives.

Some of the board’s other supervisory responsibilities are described below. The board’s functions are fully described in its charter, which has been filed with securities regulators at sedar.com and is available on our governance website at rbc.com/governance.

Strategic planning

•	The board oversees our strategic direction and formulation of our plans and priorities.
•	The board participates with management in an annual session dedicated to strategic planning.
•	The board annually approves the strategic plan which takes into account, among other things, the opportunities and risks of the businesses.
•	The board reviews and approves the organizational structure of RBC.
•	The board reviews and approves our corporate financial objectives and operating plans, including significant capital allocations, expenditures and transactions that exceed delegated authorities.
•

The board frequently discusses aspects of strategy and, within the context of our enterprise-wide performance management framework, reviews accurate and timely information in assessing the implementation of strategic initiatives.

Identification of risks and oversight of risk management

•	The board regularly meets with key banking regulators to discuss the Bank’s risk profile and control environment.
•	The board oversees and approves the Bank’s Risk Appetite Framework.
•	The board exercises its oversight of risk management principally through its Audit Committee, Risk Committee and Human Resources Committee.
•

Through its Risk Committee, the board identifies the principal risks of our businesses and oversees the risk control environment. Among other things, that Committee reviews risk management policies and processes concerning credit risk, market risk, operational risk, liquidity and funding risk, reputational risk, insurance risk, environmental risk and other risks.

•

The Risk Committee receives regular reports on key risks affecting RBC, reviews the organization’s risk profile relative to its risk appetite, oversees the structure of management’s approach to defining the type and amount of risk that is appropriate to accept, and seeks to ensure there is an appropriate balance of return for the risks that are prudently assumed.
•

The Audit Committee reviews reports from the Chief Internal Auditor and reviews the internal controls and risk management policies and processes related to capital management and prevention and detection of fraud and error.

•	The Audit Committee receives regular reports on regulatory compliance matters.
•	The Human Resources Committee is responsible for reviewing the alignment of the Bank’s major compensation programs and policies with sound risk management principles.

Succession planning and evaluation of management performance

•	The board and its Human Resources Committee supervise succession planning processes which include selection, appointment and the development of the CEO and Group Executive.
•

The board reviews the depth and diversity of succession pools for the CEO and other key leadership roles and monitors the progress made by succession candidates in achieving the objectives of their development plans.

•	The board annually reviews and assesses the contingency and long-term succession plans for the CEO and Group Executive.
•

The Human Resources Committee assists the board in its oversight responsibilities regarding succession planning, and annually reviews the organization’s leadership development strategies, succession plans for key senior leadership roles and reviews plans and programs for the assessment and development of senior talent.

•	The board and the Committee evaluate and approve compensation of the CEO and senior management team in a manner that is consistent with prudential incentives.
•	The Committee reports to the board at least annually on succession planning.
•	The performance objectives of the CEO and other members of Group Executive include ensuring solid succession for senior executive roles.

Communications and shareholder engagement

•

The Board of Directors welcomes engagement with shareholders and encourages them to express their views. To allow shareholders to provide timely and meaningful feedback, the board has developed practices appropriate for the Bank’s investor base to facilitate constructive engagement. Examples of such practices include meetings with institutional investors and with organizations representing a significant number of shareholders, as well as establishing methods of hearing from shareholders on an ongoing basis. The Board of Directors proactively considers and adapts, as suitable to the circumstances of RBC, emerging practices of board engagement with shareholders.

Royal Bank of Canada	67
•

Shareholders may communicate with the independent directors by writing to the Chairman of the Board, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5, or by email as indicated on our governance website at rbc.com/governance.

•

The board reviews and approves the contents of major disclosure documents, including the Annual Report, quarterly reports to shareholders, the Annual Information Form, Management’s Discussion and Analysis, and the Proxy Circular.

•

The Bank’s disclosure policy is approved by the Audit Committee. It addresses how we interact with analysts, investors and the public and contains measures to avoid selective disclosure in accordance with our policies and procedures and legal disclosure requirements.

•	Procedures are in place to provide timely information to current and potential investors and respond to their inquiries.
•

Our Investor Relations group is responsible for maintaining communications with the investing public. Investor Relations staff are available to shareholders by telephone, email and fax, and significant disclosure documents are available at rbc.com/investorrelations.

•	Senior executives including the CEO, other members of our Group Executive and the Vice-President and Head, Investor Relations, meet regularly with financial analysts and institutional investors.
•

The quarterly earnings conference calls with analysts and institutional investors are broadcast live and, for a period of three months after each call, are archived on our Investor Relations website at rbc.com/investorrelations.

•	The Bank’s Annual Meeting is broadcast live and remains available on our Investor Relations website at rbc.com/investorrelations until the next Annual Meeting.

Integrity of internal controls and management information systems

•	The board requires management to implement and maintain effective systems of internal control, including management information systems.
•	The Audit Committee regularly meets with the Chief Internal Auditor and with management to assess the adequacy and effectiveness of systems of internal control.
•	The board reviews and approves our financial statements and oversees our compliance with applicable audit, accounting and reporting requirements.

Fostering a culture of integrity

•	The board establishes the Bank’s values, as set out in our Code of Conduct and satisfies itself that a culture of integrity is maintained throughout the organization.

Governance

•

Through the Corporate Governance and Public Policy Committee, the board monitors best practices in governance, develops corporate governance principles and guidelines and establishes appropriate structures and procedures to allow the board to function effectively and independently of management.

•	From among our members, we appoint an independent Chairman of the Board.
•	The Audit Committee oversees the effectiveness and independence of the finance, compliance and internal audit functions.
•	The Risk Committee oversees the effectiveness and independence of the risk management function.
•	Periodic independent reviews are conducted of these control functions.

Position descriptions

The Board of Directors has approved written position descriptions for the non-executive Chairman of the Board, the chairs of the board’s committees and the CEO.

These position descriptions are available on our website at rbc.com/governance. The position descriptions of the Chairman of the Board and the CEO are reviewed and approved on an annual basis.

Director orientation

The Corporate Governance and Public Policy Committee oversees the director orientation process to assist new directors in fully understanding the nature and operation of our businesses, the role of the board and its committees and the contribution that individual directors are expected to make.

To enhance the board’s effectiveness, RBC seeks to have new directors become fully engaged as quickly as possible. New directors meet with members of Group Executive representing our core businesses, and with other senior officers, to discuss our business functions and activities.

For new and existing board members, we have a comprehensive Director’s Guide, which contains information concerning:

•	qualifications and guidelines for individual directors and their principal roles and responsibilities;
•	a corporate governance overview of the board;
•	the structure of the board and its committees, and board authorities and delegations;
•	information relating to RBC and its management, including the organizational structure;
•	the legal framework of the organization, including our By-laws; and
•	key policies and procedures, including our Code of Conduct and our Director Independence Policy.

68	Royal Bank of Canada

Board information needs and director continuing education

The Corporate Governance and Public Policy Committee oversees continuing education for directors and ensures procedures are in place to give the board timely access to the information it needs to carry out its duties.

In particular, directors:

•	receive a comprehensive package of information prior to each board and committee meeting;
•	receive reports on the work of board committees following committee meetings;
•	are involved in setting the agenda for board and committee meetings;
•	participate in an annual strategic planning session;
•	identify their continuing education needs, through discussions with management and at board and committee meetings;
•	have full access to our senior management and employees; and
•	receive regular updates between board meetings on matters that affect our businesses.

For prompt dissemination of information to directors, RBC also maintains a secure board intranet site.

To assist board members in understanding their responsibilities and liabilities, as well as keeping their knowledge and understanding of our businesses current, we provide directors with an ongoing education program.

Presentations by external experts and senior executives on the business and regulatory environment and on specialized and complex aspects of our business operations are regularly provided to directors.

During the 2012 fiscal year, directors participated in educational sessions on the topics outlined below.

In addition, directors received educational materials on developments in corporate governance, including a summary of the Group of Thirty Report on effective governance of financial institutions, the revised Corporate Governance Guideline issued by the Office of the Superintendent of Financial Institutions, proposed changes to the New York Stock Exchange’s listed company manual, and the potential regulation of proxy advisers by the Canadian Securities Administrators.

The board also periodically participates in tours of RBC operations to familiarize directors with the Bank’s businesses.

Information and presentations concerning board responsibilities, as well as education on current trends in governance are available to the directors through their membership in the Institute of Corporate Directors.

Educational presentations	Date	Audience
Global systemically important financial institutions	February 2012	Risk Committee
Presentation by the auditor on the regulatory environment for auditors and overview of current developments	April 2012	Audit Committee
RBC’s valuation practices, including an overview of the process for price verification, valuation adjustments and the mechanics of the tolerance framework	May 2012	Risk Committee
Presentation by the external compensation consultant on compensation trends, including an overview of compensation risk management, key short-term incentive performance metrics, discretionary adjustments by the board, regulatory developments, guidelines of proxy advisory firms, and the use of risk-based measures in the establishment of variable compensation pools in Canada, the U.S. and U.K.	May 2012 August 2012	Human Resources Committee
Changing consumer expectations	July 2012	Board
Algorithmic trading models	August 2012	Risk Committee
IT risk and information security management	August 2012	Risk Committee
International Financial Reporting Standards (IFRS), including key changes resulting from implementation and estimates and developments around disclosure	October 2012	Board
Presentation by an external expert on the evolving challenges of risk management for financial institutions	October 2012	Board
A risk analysis of the Bank’s balance sheet with an overview of asset composition by type and business segment	October 2012	Board

Our Code of Conduct

The board endorses the principles and compliance elements expressed in our Code of Conduct, which is reviewed and approved at least annually by the Human Resources Committee and the Risk Committee. Our Code of Conduct has been filed with securities regulators at sedar.com and is available at rbc.com/governance.

By setting the tone at the top, the Board of Directors fosters a strong governance culture that influences every level of the organization.

The Code establishes written standards designed to promote integrity and ethical behaviour that apply to the Chairman and members of the Board of Directors, senior management and all employees. The Code sets out fundamental principles that guide the board in its

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deliberations and shape the organization’s business activities globally:

•	upholding the law at all times;
•	confidentiality, privacy and security of personal information;
•	fairness in all our dealings;
•	corporate responsibility and adding value to society;
•	honouring trust by safeguarding client and corporate assets;
•	objectivity and avoidance of conflicts of interest;
•	integrity and telling the truth in all our communications; and
•	individual responsibility and respect within working relationships.

The Code requires that directors, officers and employees of the Bank and its subsidiaries promptly report suspected irregularities or dishonesty. It creates a frame of reference for dealing with sensitive and complex issues, and provides for accountability if standards of conduct are not upheld. Waivers of departures from or breaches of the Code are considered only in exceptional circumstances. Any waiver granted to an employee or contract worker must be reported to the Risk Committee and the Human Resources Committee. Any waivers for the top management team must be approved by the Risk Committee and reported to the Human Resources Committee. Any waivers for directors must be approved by the Board of Directors on the recommendation of the Risk Committee. Any waivers for the top management team or directors must be promptly disclosed. No waivers from the Code have been granted for the top management team or directors.

To enhance understanding throughout our global organization of the values and principles outlined in our Code of Conduct, an online learning program was designed and implemented, together with regular online testing. Employees must review the Code and acknowledge adherence to it when they join RBC and at least once every two years. Our most senior officers must complete the program annually. Members of the Board of Directors annually acknowledge they have read and understand the Code and certify that they are in compliance with its principles as they apply to the directors.

The board has approved the establishment and mandate of an Ethics and Compliance Committee, composed of senior management, to monitor effectiveness of our overall ethics and compliance program in promoting a corporate culture that encourages ethical conduct and a commitment to compliance with laws and regulations. This committee establishes ethics and compliance training and awareness programs and advises senior management and the board on significant compliance and regulatory issues. The waivers disclosure process and regular reporting on ethics and compliance to the Risk Committee assist the board in monitoring compliance with the Code of Conduct.

Based on the spirit and intent of the Code of Conduct and the importance of maintaining the highest standards of honest and ethical behaviour, RBC has also adopted a policy establishing mechanisms for directors, officers, employees and third parties to report, on a confidential and anonymous basis, allegations of wrongdoing relating to accounting, auditing or internal accounting controls.

Conflicts of interest

Where the personal or business relationships or interests of directors and executive officers may conflict with those of RBC, they are required to disclose in writing, or by requesting to have it entered in the minutes of the meeting, the nature and extent of any interest they have in a material contract or material transaction with RBC. In the event of a conflict of interest, the director or executive officer will leave the relevant portion of the meeting and the director will not vote or participate in the decision.

Nominating committee

The Corporate Governance and Public Policy Committee, which is comprised solely of independent directors, determines criteria for selecting and assessing potential and current directors and acts as the nominating committee responsible for recommending to the board individuals qualified to become board members.

The board derives its strength from the background, diversity, qualities, skills and experience of its members. Directors are elected by the shareholders at each annual meeting to serve for a term expiring on the date of the next annual meeting. Every year, the Committee reviews the credentials and performance of candidates proposed for election to the board and assesses their competencies and skills against those that the Committee considers the board, as a whole, should possess. In doing so, it considers the qualification of each candidate under applicable laws, regulations and rules and the skills, diversity, geographies and areas of expertise already represented on the board.

The experience and areas of expertise of the nominees for election to the board are described in their biographies, starting on page 5 of the Proxy Circular. Based on its assessment of the existing experience and strengths of the board and the changing needs of the organization, the Committee determines the competencies, skills and personal qualities it should seek in new board members to add value to the organization. As part of this analysis, the board maintains a matrix indicating the experience and expertise contributed by each director toward the needs of the board.

70	Royal Bank of Canada

The following table represents the depth of experience and expertise represented by the current nominees for election to the board in areas identified by the board as important to the organization.

Experience/Expertise	Number of directors who possess experience or expertise
Senior level position in a major company Broad business experience through senior level position in a major company	16
Financial industry/investment management Experience in the financial services industry or experience overseeing complex financial transactions and investment management	10
International business Understands the global marketplace through senior level position in an organization with multinational operations	11
Risk management Experience identifying principal corporate risks to ensure that management implements the appropriate systems to manage risk – may have been gained through experience as a top executive of a major public company or by serving as Chair or a member of the Risk Committee of the board of RBC or another major public company	11
Financial expertise Based on the definitions of financial literacy/expert for members of the Audit Committee under securities laws	10
Compensation Experience overseeing compensation design – may have been gained through experience as a top executive of a major public company or by serving as Chair or a member of the Human Resources Committee of the board of RBC or another major public company	7
Information technology Experience as a senior executive in a major technology company	2
Retail/marketing Experience as a senior executive in a major retail customer products, services or distribution company	4
Real estate Experience in the real estate industry and the real estate market	2
Legal/regulatory Training and experience in law and compliance with complex regulatory regimes	3
Public policy Experience in public policy and government relations	4

Evaluating candidates for the board

The Corporate Governance and Public Policy Committee considers all qualified candidates identified by members of the Board of Directors, by management and by shareholders and maintains an evergreen list of potential candidates for the board.

Nominees are selected for such qualities as integrity and ethics, business judgment, independence, business or professional expertise, international experience, and residency and familiarity with geographic regions relevant to our strategic priorities.

The Committee reviews each candidate’s biographical information, assesses each candidate’s integrity and suitability against criteria that have been developed by the

Committee and considers the results of background checks and internal and external due diligence reviews.

This assessment involves exercise of the Committee’s independent judgment. The Committee uses the same process for evaluating all potential candidates, including those recommended by shareholders. In this context, the Committee considers whether the candidate:

•	has demonstrated, in personal and professional dealings, integrity, high ethical standards and commitment to the values expressed in our Code of Conduct;
•	is likely to take an independent approach and to provide a balanced perspective;
•	has specific skills, expertise or experience that would complement those already represented on the board;
•	is financially literate and able to read financial statements and other indices for evaluating corporate performance;
•	has a history of achievements that demonstrates the ability to perform at the highest level and that reflects high standards for himself or herself and for others;
•	has a background that includes business, government, professional, non-profit or other experience that is indicative of sound judgment and the ability to provide thoughtful advice;
•	recognizes the strengths of diversity;
•	possesses knowledge and appreciation of public issues and exhibits familiarity with international, as well as national and local affairs; and
•

has sufficient time and energy to devote to the performance of duties as a member of the Board of Directors, having regard to positions the candidate holds in other organizations and other business and personal commitments.

On this basis, the Committee makes recommendations to the board regarding potential director candidates.

Board diversity guideline

RBC recognizes the importance and benefits of promoting gender diversity. The Board of Directors has in place a diversity guideline that sets the objective that at least 25% of board members should be women. The board currently exceeds this guideline as 5 of the 17 RBC directors (over 29%) are women.

External consultants

The Committee has sole authority to retain, and approve the fees of, any external consultants to conduct searches for appropriate candidates, or other external advisors that it determines to be necessary to carry out its duties.

Nomination by shareholders

Any shareholder who wishes to recommend a candidate to be considered by the Committee may do so by submitting the candidate’s name and biographical information, including background, qualifications and experience to the Chairman of the Board, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5.

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Director tenure policies

To balance the benefits of experience with the need for new perspectives, the board has in place tenure policies that seek to achieve ongoing renewal. Directors will not be renominated for election at an annual meeting after reaching the earlier of (i) age 70 or (ii) 15 years of service on the board. The 15-year term for directors who joined the board prior to May 27, 2011 is calculated starting on the date of the 2012 Annual Meeting. In exceptional circumstances if it is in the best interests of RBC, the board has the discretion to recommend a director for re-election for additional terms of up to five years after age 70 or the expiration of the 15-year term. This decision is subject to annual review by the board and re-election by the shareholders.

In addition, a director is expected to submit his or her resignation to the Chairman of the Board for determination by the board upon recommendation of the Corporate Governance and Public Policy Committee where:

•	the credentials underlying the appointment of the director change;
•	the director does not meet eligibility rules under the board’s conflict of interest guidelines; or
•	the director is no longer qualified under the Bank Act or other applicable laws.

Majority voting policy

Board policy requires that in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” will tender a resignation to the Chairman of the Board promptly following our annual meeting. The Corporate Governance and Public Policy Committee will consider the offer of resignation and, except in special circumstances, will recommend that the board accept the resignation. The Board of Directors will make its decision and announce it in a press release within 90 days following the annual meeting, including the reasons for rejecting the resignation, if applicable.

Board size

The Board of Directors has carefully considered issues relating to its size. The optimal size for the board represents a balance between two opposing needs: a business need for strong geographical, professional and industry sector representation; and the need to be small enough to facilitate open and effective dialogue and decision-making. In keeping with the board’s determination based on the recommendation of the Corporate Governance and Public Policy Committee, this year 17 nominees are proposed for election as directors at the Annual and Special Meeting on February 28, 2013.

Board compensation

More specific disclosure of board compensation is provided under the heading “Directors’ compensation” starting on page 14 of this Circular.

Directors who are also officers of RBC receive no remuneration as directors. In 2006 shareholders set the maximum annual compensation that may be paid to non-executive members of the Board of Directors at $4,000,000. The Corporate Governance and Public Policy Committee reviews the amount and the form of compensation of directors. In recommending the form of directors’ compensation, the Committee seeks to align the interests of directors and shareholders. As part of their compensation program, directors receive at least $100,000 of their retainer in the form of Common Shares or Director Deferred Stock Units which must be retained until retirement from the board. In addition, directors are required to own Common Shares or Director Deferred Stock Units with a minimum value of $500,000.

Executive compensation

More detailed disclosure of executive compensation and the process by which the board determines compensation for senior officers is described starting on page 22 of this Circular.

The board is responsible for decision-making and oversight with respect to the compensation principles, policies and programs of RBC, including the management of compensation risk. The Human Resources Committee, which is comprised solely of independent directors, acts as the compensation committee of the board and assists the board in carrying out its responsibilities with respect to executive compensation matters. This Committee advises the board on compensation and human resources principles, as well as related policies, programs and plans designed to achieve the strategic goals and financial objectives of RBC within acceptable risk tolerances. As outlined in the report of its activities starting on page 20 of the Proxy Circular, the Committee continuously seeks to enhance the governance and design of executive compensation programs.

The Committee annually approves performance objectives for the CEO that set out financial, risk, strategic and operational priorities, against which performance is assessed. The CEO’s compensation is approved by the board’s independent directors on the recommendation of the Human Resources Committee, in light of actual performance against approved objectives.

The Human Resources Committee also makes recommendations to the board with respect to the compensation of other senior management. The Committee has sole authority to retain and approve the fees of any independent compensation consultant to assist in determining compensation. Disclosure relating to the compensation consultant retained by the Committee to assist in determining compensation for our officers is provided under the heading “Independent advice” starting on page 27 of the Proxy Circular.

Shareholders have the right to approve all equity compensation plans of RBC that involve newly issued securities, as well as material amendments to those plans.

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Shareholder advisory vote on approach to executive compensation

Our shareholders participate annually in an advisory vote on our approach to executive compensation.

The board believes shareholders should have the opportunity to review and fully understand the objectives, philosophy and principles that the board has used to make compensation decisions. In 2009 the board adopted a policy to hold at each annual meeting a non-binding advisory vote on the approach to executive compensation disclosed in the management proxy circular. This shareholder advisory vote forms an important part of the ongoing process of engagement between shareholders and the board on compensation.

As this is an advisory vote, the results are not binding upon the board. However, in considering its approach to compensation, the board will take into account the results of the vote, together with feedback received from investors in the course of other engagement activities.

Committees of the Board of Directors

To assist it in exercising its responsibilities, the board has established four committees: the Audit Committee, the Risk Committee, the Corporate Governance and Public Policy Committee and the Human Resources Committee.

Each committee is comprised entirely of independent directors and is chaired by an independent director who is responsible for the effective operation of the committee and the fulfilment of the committee’s charter. To facilitate open and candid discussion among committee members, the Chair of each committee regularly leads in camera sessions without management present at the end of committee meetings. The Chairs of the Audit Committee and Human Resources Committee conduct such sessions as part of every meeting.

Committee membership is recommended annually by the Corporate Governance and Public Policy Committee and in the normal course directors will serve for a minimum of three years. Each committee, through its Chair, reports to the board following each meeting with respect to its activities and with such recommendations as are deemed appropriate in the circumstances.

Committees may engage external advisors at the expense of RBC. Each committee regularly reviews and assesses the adequacy of its charter to ensure it reflects regulatory requirements and best practices and recommends changes for approval by the board. Board committee charters are posted on our website at rbc.com/governance.

Each committee has prepared a report of its activities over the past year. These reports, as well as details about the composition and responsibilities of each committee, are included in the Proxy Circular under the heading “Committee reports” starting on page 16.

Assessments

The board and each board committee annually complete an evaluation of their effectiveness and directors regularly participate in a peer review process.

The processes for assessment of the board and board committees and for director peer reviews are managed by the board’s independent Corporate Governance and Public Policy Committee. The Committee retains an independent consultant to design and analyze the results of the evaluations of board and committee effectiveness and the director peer review process.

Assessment of the board

The directors conduct an annual evaluation of the performance and effectiveness of the board in light of its charter. In this process, directors provide their views on whether the board is functioning effectively, as well as matters as specific as key strategic, operational and risk issues and the effectiveness of the director education program. The results of the evaluation are analyzed by the consultant and reviewed by members of the Corporate Governance and Public Policy Committee and the Board of Directors, who consider whether any changes to the board’s processes, composition or committee structure are appropriate. In this context, the board develops priorities for the year to address any areas for improvement that have been identified. The Committee monitors the implementation of action plans addressing the approved priorities and periodically updates the board on progress. Senior management is advised of any suggestions made by directors for improvement of processes to support the work of the board.

Assessment of individual board members

Directors participate in a regular written peer review to assess individual directors on the attributes that contribute to an effective board, including, among others, meeting preparation, strategic thinking, leadership experience, integrity and overall contribution. This consists of both an evaluation of peers and a self-evaluation. The written peer evaluation process is complemented with one-on-one meetings between the Chairman of the Board and each director. Input from the peer evaluation process is also taken into account when considering the director nominees to be recommended to shareholders.

Assessment of board committees

Each board committee annually evaluates its effectiveness in carrying out the duties specified in its charter. The results are analyzed by the independent consultant and reviewed by the members of each committee who consider whether any changes to its structure or charter are appropriate.

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Controls and certifications

RBC has disclosure controls and procedures designed to ensure that material information relating to RBC is communicated to our senior executives, including the CEO and the Chief Administrative Officer and Chief Financial Officer (CFO), and to the Bank’s Disclosure Committee.

The Disclosure Committee, comprised of senior management, assists the CEO and CFO in ensuring there is an adequate and effective process for establishing, maintaining and evaluating disclosure controls and procedures for our external disclosures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Senior management, with the assistance of the Disclosure Committee, is responsible for establishing and maintaining adequate internal control over financial reporting, as well as annually evaluating the effectiveness of these controls.

Annually and quarterly under U.S. certification rules, the CEO and CFO certify that they:

•	are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting;
•

designed (or caused the design of) and evaluated the disclosure controls and procedures and reported their conclusions about the effectiveness of the disclosure controls and procedures in public disclosure documents;

•	designed (or caused the design of) internal control over financial reporting;
•

disclosed any changes in internal control over financial reporting that materially affected or are reasonably likely to materially affect internal control over financial reporting in public disclosure documents; and

•

reported to the Audit Committee and the external auditors any significant deficiencies or material weaknesses in internal control over financial reporting and whether there was any fraud involving management or employees who have a significant role in internal control over financial reporting.

In addition, the CEO and CFO, following review by senior management and the Disclosure Committee, also certify that our annual and quarterly filings do not contain an untrue statement of a material fact, or omit to state a material fact, and that the financial statements and other financial information included in the annual and quarterly filings fairly present, in all material respects, our financial condition, the results of our operations and cash flows. As an issuer listed in Canada and the United States, RBC fulfils Canadian requirements by complying with U.S. certification requirements.

Subsidiary governance

The board plays a key role in overseeing the governance of RBC subsidiaries.

To ensure that appropriate levels of governance are maintained in our subsidiaries, RBC has established an enterprise approach to legal entity governance. This approach provides a degree of central oversight and is responsive to evolving legal and regulatory requirements, regulatory expectations and best practices, as well as business and taxation needs. Responsibility for legal entity management is embedded in management accountabilities enterprise-wide. The control functions and businesses have shared responsibility for legal entity governance, which consists of the co-ordinated efforts undertaken by each function and business unit to achieve sound governance. Active and engaged subsidiary boards play a key role in oversight of legal entities.

The Subsidiary Governance Office (SGO) leads and coordinates these efforts to achieve sound governance, promoting consistency, simplicity and transparency in our subsidiary organizational structure and establishing policies on subsidiary board composition and functioning as well as the creation, reorganization and termination of our subsidiaries.

Additional governance disclosure

The following information is available on our governance website at rbc.com/governance:

•	our Code of Conduct;
•	the charters of the Board of Directors and of its committees;
•	the Director Independence Policy;
•	position descriptions for the Chairman of the Board, the chairs of committees of the board and the CEO;
•	a summary of significant differences between the NYSE Rules and our governance practices;
•	our Corporate Responsibility Report and Public Accountability Statement; and
•	this Statement of Corporate Governance Practices.

Printed versions of any of these documents can also be obtained free of charge from the Secretary, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5.

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Schedule ‘A’	Shareholder proposals

The following nine shareholder proposals have been submitted for consideration at the Annual and Special Meeting of Common Shareholders. These proposals and their supporting statements represent the views of the shareholders submitting them. They are set out in this Circular as required by the Bank Act. Proposal No. 9 will be voted on by special resolution and must be approved by an affirmative vote of not less than two-thirds of the votes cast by proxy or in person.

The Mouvement d’éducation et de défense des actionnaires (MÉDAC) of 82 Sherbrooke Street West, Montreal, QC H2X 1X3 has submitted five proposals. The proposals and MÉDAC’s supporting comments (translated from French to English) are set out in italics below.

Proposal No. 1: Pension plans – more disclosure about their oversight

It is proposed that the Board of Directors reassure shareholders and stakeholders annually that the pension plans offered by the Bank are managed in accordance with best practices for sound management.

The Bank offers defined benefit and defined contribution plans. In recent years a number of concerns have been voiced about the solvency and management of such plans. Taking as a starting point the excellent document published by the Canadian Institute of Chartered Accountants entitled 20 Questions Directors Should Ask About their Role in Pension Governance, we will outline the issues raised by such plans for directors, shareholders, employees, in short all stakeholders. Defined contribution pension plans are increasingly the preferred choice of organizations.

“With defined contribution pension plans, the members bear the investment risk. For that reason, conventional wisdom holds that defined contribution plans carry little (if any) investment liability and risk exposure for directors. This conventional wisdom is wrong. Directors bear responsibility because the sponsor is involved in the selection of investment managers, in the asset classes that are offered, and in confirming that the book value limit in foreign investments is not exceeded. Member education and monitoring of investment performance and choices are matters that warrant the Board’s ongoing attention. Directors bear risks of litigation due to failure to educate members, or selection and retention of poor investments or managers.

Sponsors bear the funding and investment risks for defined benefit pension plans. They must track the funded status and asset performance. Specifically, the need for additional contribution outlays may significantly affect the financial results of the sponsoring organization. Also, the tracking entails monitoring capital markets in Canada and in major markets abroad, as most plans invest close to the book value limit in foreign investments.”

“Ultimately directors are at risk, regardless of which type of plan their organization sponsors.”

A recent survey by the rating agency DBRS of about 500 defined benefit pension plans in Canada and the United States revealed that almost two thirds of them were substantially underfunded during the past year.

A verbal report and a certificate as to the good health of the plans and the quality of the Board of Directors’ oversight should be an item on the agenda of the annual general meeting.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Bank has pension plans that provide eligible employees with retirement benefits to supplement other sources of retirement income, including government pension programs and personal retirement savings.

The Human Resources Committee, comprised solely of independent directors, advises the Board of Directors on pension plans. The Committee reviews and recommends pension plan funding and major design changes, approves investment strategy for the pension plans and regularly reviews reports focusing on financial performance, funded status and other relevant issues.

Pension plan governance also involves rigorous oversight of the plan’s investments and operations and prudent administration of plans in compliance with legislation, disclosure requirements and guidance, as supervised by regulators, including the Bank’s regulator, the Office of the Superintendent of Financial Institutions and the Canadian Association of Pension Supervisory Authorities. The Board of Directors has established a Pension Plan Management Committee, comprised of senior management, to provide ongoing fiduciary oversight and with responsibility for policy, funding, investment, management and administration issues relating to RBC pension plans.

We continue to fund our pension plans in accordance with all applicable regulations. Our defined benefit pension plans are funded in accordance with actuarially determined amounts required to satisfy employee benefit obligations. Pension plan assets are invested prudently over the long term in order to meet pension obligations. We provide shareholders with thorough and transparent disclosure in our Annual Report in accordance with accounting rules on relevant aspects of pension plans, including funded status. Refer to Note 18 beginning on page 154 of the 2012 Annual Report.

RBC is committed to supporting employees in their planning and saving for the future and our pension and

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savings programs are an important part of that commitment. The Bank has in place an effective program of communications with plan members relating to pensions, enabling members to:

•	have confidence in the pension plans and their administration;
•	understand the workings of the plans and employees’ options for participation; and
•	make informed financial planning decisions.

In light of the governance oversight, prudent safeguards and transparent disclosure practices already observed with respect to the Bank’s pension plans, the board does not believe that it would be in the interest of shareholders to adopt the additional processes suggested in the proposal.

Proposal No. 2: Equitable treatment under the pension plans

It is proposed that the Board of Directors adopt a policy offering all employees of the institution, regardless of their reporting level, the same type of pension plan (defined contribution or defined benefit). The pension plan would use the same formula to calculate credited years of service, based only on fixed salary, with the pension being payable at a predetermined retirement age.

Currently executive officers enjoy more attractive pension plans than other employees. The executive pension plan is frequently a defined benefit plan which provides a predetermined annuity, while other employees contribute to a defined contribution pension plan, the retirement income from which depends, among other things, on the accrued savings in their retirement account and on prevailing interest rates when they purchase an annuity. In addition to having the assurance of receiving a fixed amount upon retirement, executive officers frequently enjoy privileges relating to credited years of service and a broader basis of calculation that includes their salary and all or part of their variable compensation.

Thus, in addition to receiving compensation that is frequently not tied to the organization’s performance, which is socially unacceptable given our current difficult economic times and inequitable considering the average compensation of the organization’s employees, executive officers continue to benefit from “extraordinary and discriminatory” benefits when they retire.

We are thus proposing that all employees of the Bank, regardless of their reporting level, contribute to the same type of pension plan, that the same formula be used to calculate credited years of service, that the pension amount be based only on fixed salary and that it be payable at a predetermined retirement age. This policy should apply to all new executive officers who join this class of employees as of 2013.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

All full-time employees in Canada – regardless of position – have the same opportunity to participate in our registered pension plans. Executives participate in RBC registered pension plans on the same basis as other employees. All full-time employees hired on or after January 1, 2012, including executives, participate in the defined contribution plan.

RBC seeks to provide employees at all income levels with fair and competitive pension benefits. We regularly benchmark our rewards programs, including our pension and savings programs, across each level of our organization and evaluate our programs to ensure they are competitive in the markets where we compete for talent. A limited number of senior RBC executives are eligible to participate in supplemental pension arrangements. See page 57 of the Compensation discussion and analysis for disclosure on pension plan benefits for named executive officers.

The board and management will continue to benchmark the competitiveness of our rewards programs with industry peers and emerging practices in Canada, but the board believes that adoption of this proposal could adversely impact the ability of RBC to attract and retain the best leadership talent available.

Proposal No. 3: Gender equality in executive positions

It is proposed that the Board of Directors commit to making all necessary efforts to ensure that women make up 50% of executive officers within the next five years.

For several decades now, our institutions of higher education have been graduating a critical mass of women in numerous disciplines. For the past several decades, women have also been appointed to management positions, but are experiencing difficulty breaking through the glass ceiling or getting off the sticky floor. Since there is no lack of talent, experience and willingness, we believe that there exist both psychological and real obstacles within our institutions to the appointment of women to executive positions: conscious or unconscious barriers put up by certain male executives, an absence of policies to foster greater work-family balance, limited efforts to develop mentoring and sponsorship programs that would support and promote talented women within organizations, etc.

By not introducing incentives to increase the number of women in its executive officer ranks, the Bank is depriving itself of the added value that equal representation of both sexes would provide, considering their complementary vision and quality.

We are therefore proposing that the Board of Directors commit to achieving parity within five years and outline in its annual report and at the annual general meeting the various measures taken to achieve this goal and the results obtained.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Board of Directors recognizes the importance and benefits of promoting gender diversity.

At RBC, diversity is a value creator that impacts our success in every area, including our ability to attract and retain talent. We believe that making the most of diversity is

76	Royal Bank of Canada

both the smart thing and the right thing to do. Our diversity and inclusion strategy is outlined in our Diversity Blueprint, which publicly defines our strategy, priorities and objectives covering talent and the workplace, the marketplace and our communities. RBC is a leader among Canadian banks for representation of women executives at 37%. This compares to Catalyst Canada’s report of women comprising 17.7% of senior officers in Financial Post 500 companies in Canada.

The development and advancement of women within our workforce remains a key priority of our Diversity Blueprint. Our focus on advancing women to executive roles is supported by clear accountability frameworks, staffing goals and a commitment to developing a robust pipeline of women leaders. RBC provides high-potential women with extensive opportunities for professional development, including access to networking, mentoring and sponsorship. Diversity considerations are embedded throughout the talent management process and are yielding positive results.

RBC also continues to support our diverse workforce by enhancing our comprehensive work/life programs, which include dependent care supports, emergency backup child and eldercare, leave options including extended maternity leaves as well as gradual return from leaves, flexible work arrangements, and personal work/life counselling services.

In recognition of its promotion of women’s advancement, RBC was awarded the 2010 Catalyst Award. In conferring this international award, Catalyst, a leading U.S. non-profit organization working globally to expand opportunities for women, noted that RBC initiatives continue “to generate solid increases for women across the company.” In further acknowledgement of leadership in this area, in November 2012, Catalyst Canada honoured our CEO, Gordon M. Nixon, for continuing contributions to advancing women.

The Board of Directors strongly endorses RBC’s leading role in diversity and gender issues, and seeks to increase the number of women among the senior management of RBC. Our overall objective is to achieve a more balanced representation of women at the executive level. RBC will continue to place special emphasis on recruiting and developing qualified women, but the board believes that it is in the best interest of the organization to promote the most qualified talent to deliver growth and create value for shareholders and as such, does not support mandated percentages or timelines.

Proposal No. 4: Equity ratio

It is proposed that CEO compensation not exceed thirty (30) times the average salary of non-management employees of the Bank.

Since its foundation, MÉDAC has consistently denounced increases in executive compensation that bear no relation to the performance of the organizations managed by such executives. MÉDAC also denounces compensation components, particularly bonuses and stock options, that, because of the proportion of total compensation they represent, encourage excessive risk taking or short-term rather than long-term decision making, thereby resulting in asset sales, plant closures or layoffs for the sole purpose of boosting short-term profitability and consequently the variable component of executive compensation. In this connection, permit us to quote from The Price of Inequality by Joseph E. Stiglitz, a recipient of the Nobel Prize for Economics:

“One of the problems we’re talking about… is that we have large corporations where the CEOs often run the corporation for the benefit of them and their group around them and not for the benefit of the shareholders. That’s 21st century capitalism.”

For several years now, MÉDAC has deplored the unjustified ratio of the compensation of a number of executive officers at our financial institutions relative to the median compensation of their employees. Many people believe that excessive executive compensation is one of the causes of the most recent financial crisis and contributed to the resentment harboured by a large group of citizens against the wealthiest members of our society.

It is therefore essential to return to the true values that should form the basis of the compensation of all employees, namely, competence, experience, teamwork and the achievement of quantitative and qualitative goals for which the employee is responsible and which focus on the creation of long-term value for shareholders and the corporation as a whole.

Seen in this light, a ratio of 30 times the median compensation of non-management employees for the five most highly paid employees would place a generous limit of approximately $3 million per annum on the CEO’s salary.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Board of Directors exercises its stewardship with particular attention paid to the governance and controls in place for executive compensation, and with a view to effective alignment of compensation with prudent risk taking. As noted on page 30 of the Proxy Circular, our approach to compensation governance is in line with the Principles for Sound Compensation Practices issued by the international Financial Stability Board.

Our Compensation discussion and analysis explains how our compensation programs are designed around four key principles:

•	alignment with shareholder interests;
•	sound risk management;
•	pay for performance; and
•	competitive compensation that attracts and retains talent.

Accordingly, our compensation principles and programs are aligned with performance goals to motivate our executives to achieve our strategic priorities within acceptable risk tolerances, driving business results and generating long-term value for shareholders.

RBC provides competitive compensation and benefits, as well as training and career opportunities to more than 80,000 people. Employee engagement and productivity are crucial to our success. To serve the interests of shareholders

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by attracting and retaining skilled and committed employees, we benchmark compensation regularly and evaluate our practices rigorously to ensure that overall compensation for executives and employees is fair across each level and consistent with our competitors. Engagement of RBC employees, including their opinions on compensation and total rewards, is annually monitored by using an independent survey and the results are compared to a benchmark set by other North American high performance companies. The level of engagement of our employees and their views on recognition and rewards practices at RBC remain higher than this external benchmark.

Compensation practices are influenced by a wide range of complex factors, including competitive compensation practices of other companies. The board believes that using a fixed ratio to set compensation at different levels of the organization would not be in the best interest of RBC and its shareholders. While we remain committed to actively engaging with investors and adopting policies responsive to their concerns when it is in the best interest of all shareholders, the Board of Directors believes that RBC must maintain the flexibility to attract and retain the best talent available in our markets and motivate them to achieve superior results.

Proposal No. 5: Summary of discussions at annual general meetings and more sustained dialogue with shareholders

It is proposed that the Board of Directors adopt a practice of publishing in electronic format a brief summary of the annual general meeting and the questions raised at the meeting within four months.

Very little is reported to other shareholders about the concerns and questions raised by shareholders at annual general meetings, as the minutes of the annual general meetings simply state that a question period was held.

Unlike large shareholders and analysts who have regular structured opportunities (conference calls) for dialogue with the leadership of the institution, small shareholders have very few opportunities for dialogue with the leadership, the main one being the annual general meeting. Such question periods provide an opportunity for shareholders to voice their concerns and their expectations to the executive officers and the Board of Directors and to obtain their reactions and responses and commitment to correct situations.

In order to ensure that all shareholders are informed about these discussions, we propose that a brief summary be prepared within four months following the meeting and that it be drafted in plain language and uploaded to the institution’s website. This “Dialogue with Investors” section of the site should include an interactive question and answer section to encourage ongoing dialogue year around.

All codes of good governance encourage publicly listed companies to seek greater transparency in their communications and more sustained, permanent dialogue with their shareholders. Commitment to such a communications practice would enhance the Bank’s achievements in this regard.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

RBC’s disclosure practices and procedures for communicating with shareholders already exceed those suggested in the proposal.

Shareholders of RBC have easy access to every detail of the Annual Meeting, which is broadcast live on the Internet. Promptly following the meeting, a link to the webcast of the entire proceedings, including questions and comments from shareholders, is made available on our Investor Relations website and remains available for the entire year until the next annual meeting. In this manner, a webcast of our 2012 Annual Meeting is currently available on the Bank’s Investor Relations website at rbc.com/investorrelations.

Quarterly earnings conference calls with analysts and institutional investors are also broadcast live and, for a period of three months after each call, are archived on the Investor Relations website.

The Board of Directors and management welcome engagement with shareholders and have developed convenient mechanisms to encourage them to express their views. Shareholders may voice questions or concerns by email to the independent directors on the board as indicated on the Bank’s governance website at rbc.com/governance, or can write to the Chairman of the Board, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5. Shareholders may also ask questions or provide feedback to management by contacting our Investor Relations staff, who are available to shareholders by telephone, email and fax.

Mr. Lowell Weir of 4 Armoyan Court, Bedford, NS B4A 3L5 has submitted four proposals with the support of a shareholder of RBC. The proposals and supporting comments are unedited and set out in italics below.

Proposal No. 6: Proposed amendment to the By-Laws of the Bank

Be it resolved that the following be adopted by the Shareholders of the Bank as By Law One Section 6.4

Shareholder Bill Of Rights

1.0 A Shareholder has the right to be provided complete and timely information disclosure on all material matters. Information provided to shareholders shall be provided to all shareholders at the same time and also provide all shareholders the opportunity to ask questions.

2.0 A Shareholder shall have the right to attend and participate in all shareholder events including annual and special meetings, earnings releases and press conferences without the fear of physical violence, intimidation, unreasonable limitations, harassment and or forced removal by the officers and directors of the Bank.

3.0 A shareholder shall have the right to submit any factual and reasonable shareholder proposal for review and adoption by fellow shareholders at any annual or special meeting of shareholders without fear of legal reprisal, intimidation, unreasonable limitations, harassment, or physical violence.

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4.0 A shareholder shall have the right to vote free from coercion, intimidation and physical violence in all matters requiring shareholder approval including the election of directors, the appointment of auditors, and the approval of shareholder resolutions.

5.0 The officers and directors of the Bank shall at all times act in good faith, in accordance with all laws and regulatory requirements and in the best interests of the Bank and it’s shareholders in all business dealings including transactions with other Bank officers, directors or companies they are associated with.

6.0 The Bank shall provide to Shareholders full and unfettered disclosure of all transactions between the Bank and an officer, director or family member. and/or a client of the Bank in which an officer and/or director or family member is a shareholder, officer and director and is in conflict.

7.0 No Shareholder will be denied the right to inspect and copy any of the records the Bank is required to maintain at its principal office for review by shareholders. Further, no Shareholder requesting to inspect any record of the Bank shall be subjected to physical violence, intimidation, unreasonable limitations, harassment and or forced removal.

8.0 A Shareholder shall have the right to reimbursement for costs, expenses and damages Incurred by a shareholder in protecting and enforcing any right granted to shareholders under this Shareholder Bill of Rights. The Bank shall promptly reimburse the shareholder for any and all costs, expenses, damages and legal fees incurred by the shareholder in protecting and enforcing the above Shareholder Rights and further, if requested by the Shareholder, shall provide in advance to the Shareholder the necessary funding and resources required to recover any Bank funds misused in conflict of interest situations.

9.0 Any officer or director of the Bank who is found in a competent Canadian Court to have violated the rights of any Shareholder pursuant to this Shareholders Bill of Rights shall be subject to dismissal from office.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

RBC is committed to our core values including earning trust through integrity in everything we do. Our relationships are based on respect and fairness in all our dealings which is a fundamental principle of our Code of Conduct.

This proposal sets out a series of nine propositions.

The rights of shareholders and the duties of officers and directors are already well established by law. Officers and directors already have a duty to act honestly and in good faith with a view to the best interest of the Bank, and can be held legally accountable for violating the rights of shareholders. Shareholders already have the right to:

•	receive timely disclosure of material information;
•	attend shareholder events and ask questions;
•	submit shareholder proposals;
•	vote on matters requiring their approval;
•	receive disclosure, in accordance with securities regulations, of transactions between the Bank and its directors, officers and their associates; and
•	inspect records of the bank which are open to shareholder review.

For the most part this proposal simply reiterates existing legal rights of shareholders and legal duties of directors and officers.

In some inappropriate respects, however, these propositions extend beyond the law. For example, they fail to account for the fact that shareholders must exercise their rights in a reasonable manner. Shareholders are welcome to attend shareholders’ meetings, but for the benefit of other shareholders are expected to observe rules of order that govern the proceedings. The Chairman has a duty to maintain order and, if necessary, to require the removal of an individual engaging in disorderly conduct. As another example, although applicable securities law requirements already contain appropriate disclosure obligations with respect to conflicts of interests, interests in material transactions and related party transactions, one proposition would oblige the Bank to provide full disclosure of even routine and immaterial banking transactions between the Bank and an officer, director or family member and/or a client of the Bank in which an officer and/or director or family member is a shareholder, officer and director.

The Board of Directors therefore believes that the proposed by-law is both unsuitable and unnecessary.

Proposal No. 7: Revocation of the appointment of Deloitte Touche LLP as auditor of the Bank

Resolved, that shareholders of The Royal Bank of Canada (“RBC” or the “Bank”) revoke the appointment of Deloitte & Touche LLP as the Auditor of the Bank.

Supporting Statement

The primary role of the auditor is to provide shareholders with an independent expert opinion and assessment about the voracity and fairness of the Bank’s financial statements. This audit opinion must be supported by a detailed and sufficient review of governance and operational controls combined with transaction testing and review.

In the case of the RBC significant doubt exists whether or not the Bank’s auditors, Deloitte & Touche LLP are performing sufficient work to be in a position to express an opinion of the financial statements.

The Public Company Accounting Oversight Board (PCAOB) conducted audit reviews of the work of Deloitte & Touche LLP in 2006 and 2010. The 2006 & 2010 PCAOB audit reviews were conducted on a sample of Deloitte Touche LLP’s Canadian clients who are also US reporting issuers and therefore subject to PCAOB review.

The 2006 PCAOB audit reviews were conducted on a sample of seven issuers where Deloitte was the principal auditor.

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The PCAOB review identified multiple and severe audit deficiencies.

Further and most importantly the report detailed that “The deficiencies identified in four of the audits reviewed included deficiencies of such significance that it appeared to the inspection team that the Firm did not obtain sufficient competent evidential matter to support its opinion on the issuer’s financial statements.”

The 2010 PCAOB audit reviews were conducted on a sample of Deloitte Touche LLP’s Canadian clients who are also US reporting issuers where Deloitte was the principal auditor and one Canadian company (also US reporting issuer) where Deloitte was not the principal auditor. The PCAOB review detailed multiple and severe audit deficiencies as follows:

“In the 2010 audit review, the deficiencies identified included deficiencies of such significance that it appeared to the inspection team that, in five of the audits performed by the Firm, the Firm, at the time it issued its audit report, had not obtained sufficient competent evidential matter to support its opinion on the issuer’s financial statements or ICFR.”

“The deficiencies identified also included a deficiency of such significance that it appeared to the inspection team that, in one of the audits in which the Firm played a role but was not the principal auditor, the Firm had not obtained sufficient competent evidential matter to fulfill the objectives of its role in the audit.”

In summary the PCAOB reports indicated that the quality of the work performed at 60% of the 2006 & 2010 issuers selected was insufficient to enable Deloitte Touche LLP to express an opinion on the statements. In my opinion as a professional accountant, and based on the PCAOB reviews together with my personal reviews, the audit work of Deloitte falls far below the required Canadian standards.

I strongly urge shareholders to vote for this proposal.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Bank Act requires that, at each annual meeting, RBC shareholders appoint a firm of accountants to be the auditor of the bank until the close of the next annual meeting. At the 2012 Annual Meeting, more than 97% of shares were voted in favour of the appointment of Deloitte LLP (formerly known as Deloitte & Touche LLP) (Deloitte) as auditor of RBC.

It is not contemplated by the Bank Act that shareholders appoint an auditor at an annual meeting and then, at the same meeting, revoke the appointment. The Bank Act provides a different process by which shareholders may revoke the appointment of an auditor, stating they may do so by resolution at a special meeting. To ensure such a measure has reasonable support, the Act requires that such a meeting can be requisitioned by a shareholder with the support of at least 5% of the shares entitled to vote.

The Board of Directors and its Audit Committee have confidence in our auditor. In addition to being the largest accounting firm in Canada, Deloitte is one of the four largest firms internationally. As such, the firm has qualifications, resources and expertise that are well suited to our global enterprise.

The Audit Committee has assessed Deloitte’s performance and effectiveness considering factors such as the (i) quality of services provided by Deloitte’s engagement team during the audit period, (ii) relevant experience and geographical reach to serve RBC, (iii) quality of communications received from Deloitte, and (iv) Deloitte’s independence, objectivity and professional skepticism. The Committee assessed Deloitte’s performance having reviewed management’s assessment of Deloitte and Deloitte’s self-assessment addressing these factors.

The Audit Committee’s annual evaluation of the auditor begins with an examination of the quality of the services provided by the engagement team during the audit and throughout the financial reporting year. Because audit quality largely depends on the individuals who conduct the audit, it evaluates the qualifications, performance and independence of the lead audit partner and discusses the timing and process for implementing the rotation of the lead audit partner, the concurring audit partner and any other active audit engagement team partner. It also reviews the annual audit plan and considers whether its scope and the audit engagement fees are appropriate. The Audit Committee receives assurances that Deloitte has in place a comprehensive system of quality controls and an annual practice review program. Each of their audit reports to the Committee is subject to a quality assurance review by a partner independent of the team. On a quarterly basis, at a minimum, the Audit Committee also meets privately with the auditor to discuss any issues. The Committee reviews reports from the auditor describing its internal quality control issues, any inquiries or investigations by government or professional authorities within the previous five years, and any steps taken to deal with such issues. No problems have been identified related to the audit of RBC during the Committee’s review.

In assessing Deloitte’s independence, the Audit Committee discussed with Deloitte its independence, including that firm’s relationships with RBC and its related entities, the potential effects of any relationships that may reasonably be thought to bear on independence and the safeguards that are implemented to mitigate these potential effects.

The Audit Committee has thoroughly discussed with Deloitte the PCAOB reports referenced in the proposal and the auditor has explained its response to the inspection findings. Nothing in the reports cited related in any way to Deloitte’s reports to shareholders on the internal control over financial reporting or consolidated financial statements of RBC.

The Board of Directors and its Audit Committee have complete confidence in our auditor, and are entirely satisfied to recommend that Deloitte be reappointed by the shareholders as their auditor.

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Proposal No. 8: Proposed amendment to By-Law 2 Section 1.1

Be it resolved that Section 1.1 of By-Law 2 be amended to read as follows:

“A maximum amount of $3,000,000 from the funds of the Bank may be paid in each fiscal year to the directors of the Bank to remunerate them for their services as such, in such proportions as the directors may determine. This maximum amount may be modified on special resolution of the shareholders of the Bank in accordance with a detailed budget proposal presented to shareholders. In addition the Bank shall reimburse Directors for reasonable expenses incurred in fulfilling their duties as a director.”

I strongly urge shareholders to vote for this proposal

Supporting Statement

The Bank Act provided shareholders with control of Director remuneration, however amendments to the By-Laws over the years have removed the control over remuneration from Shareholders and put the control in the hands of Directors, who in effect control their own remuneration. This proposal places control over Director Remuneration back in the hands of the shareholder.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Bank Act already establishes the process for setting director compensation. It provides that the board may fix the remuneration of directors, but no remuneration can be paid until shareholders approve by special resolution a by-law fixing the aggregate of all amounts that may be paid during a fixed period of time. In 2006 RBC shareholders approved by a vote of 90% a special resolution, setting $4,000,000 as the maximum annual aggregate compensation that can be paid to the Board of Directors.

With a view to aligning the interests of directors and shareholders and providing market competitive compensation, the board’s Corporate Governance and Public Policy Committee annually reviews the amount and form of non-executive directors’ compensation. The Committee reviews the competitiveness of our board compensation against Canadian corporations and financial institutions with comparable scope and complexity. It considers the responsibilities and time commitment required of RBC directors.

Following its review in October 2010, the Committee recommended and the board approved a simplified structure for board compensation, replacing board retainers, committee membership retainers and fees for board and committee attendance with a single annual retainer. Since 2010 the Committee has not recommended and the board has not implemented any change to the amount or form of board compensation. Starting on page 14 of this Proxy Circular, RBC discloses the amount and form of directors’ compensation, including the total amounts annually paid to individual directors and the aggregate amount paid to the board. Directors who are also officers of RBC receive no remuneration as directors.

Best practices in governance, as well as evolving regulatory requirements, continue to call for directors with specific expertise or characteristics to be recruited to the board. This proposal suggests rolling back the aggregate cap on board compensation to an amount in effect before shareholder confirmation of an increase in 2006, effectively reducing the actual amount currently paid to members of the Board of Directors and removing any flexibility to recruit additional directors. Responsibilities of directors continue to expand. Given the growing scope and complexity of the Bank’s businesses and the regulatory environment and the increasing workload of directors serving on the board and its committees, a reduction in the amount available to remunerate the board is not in the best interests of shareholders.

Proposal No. 9: Special resolution: proposed amendment to By-Law 1 Section 1.1

Be it resolved that Section 1.1 of By-Law 1 be amended to read as follows:

“The Board of Directors of the Bank shall consist of not less than the minimum number of directors required by the Bank Act and a maximum of 15 directors. The number of directors to be elected at any annual meeting of the shareholders shall be such number as is fixed by the directors prior to the annual meeting. The directors may, from time to time and in accordance with the laws governing the Bank, appoint a director to fill a vacancy on the Board.

Directors who serve on the Board for a period of fifteen (15) or more years or who have reached the age of seventy (70) years shall not be eligible for election to the Board.”

I strongly urge shareholders to vote for this proposal

Shareholder Comment

Studies have shown that smaller boards made up of independent and active board members produce better results.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Board of Directors believes that fettering its discretion by limiting the number of directors to 15 is not in the interest of shareholders. RBC competes in the marketplace to attract experienced and talented directors.

The Board of Directors has carefully considered issues relating to its size. The optimal size for the board represents a balance between two opposing needs: a business need for strong geographical, professional and industry sector representation; and the need to be small enough to facilitate open and effective dialogue and decision-making.

The Bank Act and the Bank’s by-laws provide that prior to the annual meeting the directors may fix the number of directors to be elected between a minimum of 7 and a maximum of 26. This provides a margin of flexibility to accommodate for board renewal and provide for inclusion of necessary expertise. In keeping with the board’s determination, and based on the recommendation of the

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Corporate Governance and Public Policy Committee, this year 17 nominees are proposed for election as directors at the Annual and Special Meeting on February 28.

To balance the benefits of experience with the need for new perspectives, the board has already put in place tenure policies that seek to achieve ongoing renewal. Directors will not be renominated for election at an annual meeting after reaching the earlier of (i) age 70 or (ii) 15 years of service on the board. The 15-year term for directors who joined the board prior to May 27, 2011 is calculated starting on the date of the 2012 annual meeting. In exceptional circumstances if it is in the best interests of RBC, the board has the discretion to recommend a director for re-election for additional terms of up to five years after age 70 or the expiration of the 15-year term. This decision is subject to annual review by the board and re-election by the shareholders.

Based on the Bank’s record of promoting socially responsible business activities and our commitment to proactively reviewing and updating our environmental and social risk management policies and processes to address evolving issues, Vancity Investment Management Ltd. agreed to withdraw a shareholder proposal relating to risks of business relationships with companies producing or marketing products that utilize conflict minerals.

NEI Investments and Mr. William R. Davis co-filed a proposal requesting that the Human Resources Committee of the board provide a report to shareholders assessing the results and risks of basing senior executive compensation on horizontal comparison with peer companies, and discussing the potential to integrate vertical comparison metrics, such as average compensation of RBC employees, into the Bank’s approach to setting compensation. The proposal was withdrawn in light of the Bank’s commitment to consider the issues raised in the proposal.

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